SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Registration with CVM SHOULD not BE CONSTRUED AS AN appreciation on the company. company management is responsible for the information provided.

01.01 - IDENTIFICATION

1 - CVM CODE 01771-0	2 - COMPANY NAME VIVO PARTICIPAÇÕES S.A.	3 – Brazilian IRS Registry of Legal Entities (CNPJ) 02.558.074/0001-73
4 - Registration Number (NIRE) 35300158792

01.02 - HEAD OFFICE

1 - ADDRESS Av. Roque Petroni Júnior, 1464			2 - DISTRICT Morumbi
3 - ZIP CODE 04707-000	4 - MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE NUMBER 7420-1062	8 - TELEPHONE NUMBER -	9 - TELEPHONE NUMBER -	10 - TELEX -
11 - AREA CODE -	12 - FAX -	13 - FAX -	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME Ernesto Gardelliano
2 - ADDRESS Av. Roque Petroni Junior, 1464			3 - DISTRICT Morumbi
4 - ZIP CODE 04707-000	5 - MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE NUMBER 7420-1172	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX -
12 - AREA CODE 11	13 - FAX 7420-2247	14 - FAX -	15 - FAX -
16 - E-MAIL ri@vivo.com.br

01.04 - GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

YEAR	START DATE OF FISCAL YEAR	END DATE OF FISCAL YEAR
1 – Current Year	01/01/2008	12/31/2008
2- Prior Year	01/01/2007	12/31/2007
3- Same Prior Year

4 - AUDITOR Ernst & Young Auditores Independentes S/S		5 - CVM CODE 00471-5
6 - NAME OF RESPONSIBLE PARTNER Luiz Carlos Passetti		7 - INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER 001.625.898-32

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES (IN THOUSANDS)	1 12/31/2008	2 12/31/2007	3
SUBSCRIBED CAPITAL
1 - COMMON	134,150	524,932	0
2 - PREFERRED	234,369	917,186	0
3 - TOTAL	368,519	1,442,118	0
TREASURY STOCK
4 - COMMON	0	0	0
5 - PREFERRED	1,123	4,495	0
6 - TOTAL	1,123	4,495	0

01.06 -  CHARACTERISTICS  OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and others
2 – SITUATION Operating
3 – SHARE CONTROL NATURE Private holding
4 - ACTIVITY CODE 1130 - Telecommunications
5 - MAIN ACTIVITY Cellular Telecommunications Service
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF INDEPENDENT ACCOUNTANTS’ REPORT Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – Brazilian IRS Registry of Legal Entities (CNPJ)	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - YIELD	5 – DATE OF PAYMENT	6 - TYPE OF SHARE	7 - YIELD PER SHARE

01.09 - INVESTOR RELATIONS OFFICER

1 - DATE 01/30/2009	2 - SIGNATURE

A free translation from Portuguese into English of quarterly information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and specific norms issued by IBRACON, CFC and CVM

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – QUARTERLY INFORMATION                 Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY                                  As of 12/31/2008

1 – CVM CODE	2 - COMPANY NAME	3 – Brazilian IRS Registry of Legal Entities (CNPJ)
01771-0	VIVO PARTICIPAÇÕES S.A.	02.558.074/0001-73

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2008	4 -12/31/2007
1	TOTAL ASSETS	10,945,503	10,079,813
1.01	CURRENT ASSETS	432,892	1,668,690
1.01.01	CASH AND CASH EQUIVALENTS	10,706	13,793
1.01.01.01	CASH AND CASH EQUIVALENTS	10,706	13,793
1.01.02	CREDITS	-	-
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	-	-
1.01.02.02	OTHER RECEIVABLES	-	-
1.01.03	INVENTORIES	-	-
1.01.04	OTHER	422,186	1,654,897
1.01.04.01	ADVANCES TO SUPPLIERS	35	36
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	22,732	4,715
1.01.04.03	PREPAID EXPENSES	1,202	598
1.01.04.04	INTEREST ON SHAREHOLDERS AND DIVIDENDS	397,412	1,646,411
1.01.04.05	OTHER ASSETS	805	3,137
1.02	NONCURRENT ASSETS	10,512,611	8,411,123
1.02.01	LONG-TERM RECEIVABLES	585,444	547,355
1.02.01.01	OTHER RECEIVABLES	-	-
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	1,863	1,863
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	1,863	1,863
1.02.01.03	OTHER	583,581	545,492
1.02.01.03.01	PREPAID EXPENSES	1,630	1,931
1.02.01.03.02	DEFERRED AND RECOVERABLE TAXES	576,372	543,032
1.02.01.03.03	OTHER ASSETS	5,579	529
1.02.02	PERMANENT ASSETS	9,927,167	7,863,768
1.02.02.01	INVESTMENTS	9,927,163	7,863,753
1.02.02.01.01	ASSOCIATED COMPANIES	-	-
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	-	-
1.02.02.01.03	SUBSIDIARY COMPANIES	8,502,781	7,196,278
1.02.02.01.04	GOODWILL ON ACQUISITION OF INVESTMENTS	1,424,278	667,369
1.02.02.01.05	OTHER INVESTMENTS	104	106
1.02.02.02	PROPERTY AND EQUIPMENT	4	15
1.02.02.03	INTANGIBLE ASSETS	-	-
1.02.02.04	DEFERRED CHARGES	-	-

02.02 - BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2008	4 -12/31/2007
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,945,503	10,079,813
2.01	CURRENT LIABILITIES	1,677,489	783,028
2.01.01	LOANS AND FINANCING	1,091,374	97,733
2.01.02	DEBENTURES	21,502	539,912
2.01.03	SUPPLIERS	4,463	3,480
2.01.04	TAXES PAYABLE	46,028	24,336
2.01.05	DIVIDENDS PAYABLE	407,473	7,862
2.01.06	PROVISIONS	1,237	1,068
2.01.06.01	PROVISION FOR CONTINGENCIES	1,237	1,068
2.01.07	PAYABLES TO RELATED PARTIES	372	168
2.01.08	OTHER	105,400	108,469
2.01.08.01	PAYROLL AND SOCIAL CHARGES	555	1,805
2.01.08.02	DERIVATIVE CONTRACTS	1,213	17,008
2.01.08.03	OTHER LIABILITIES	103,272	89,656
2.02	NONCURRENT LIABILITIES	1,000,487	1,000,446
2.02.01	LONG-TERM LIABILITIES	1,000,487	1,000,446
2.02.01.01	LOANS AND FINANCING	-	-
2.02.01.02	DEBENTURES	1,000,000	1,000,000
2.02.01.03	PROVISIONS	167	98
2.02.01.03.01	PROVISION FOR CONTINGENCIES	167	98
2.02.01.04	PAYABLES TO RELATED PARTIES	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-
2.02.01.06	OTHER	320	348
2.02.01.06.01	TAXES PAYABLE	-	28
2.02.01.06.02	OTHER LIABILITIES	320	320
2.03	DEFERRED INCOME	-	-
2.05	SHAREHOLDERS’ EQUITY	8,267,527	8,296,339
2.05.01	CAPITAL STOCK	6,710,526	6,347,784
2.05.02	CAPITAL RESERVES	708,574	1,071,316

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 12/31/2008	4 -12/31/2007
2.05.03	REVALUATION RESERVE	-	-
2.05.03.01	OWN ASSETS	-	-
2.05.03.02	CONTROLLED AND NON CONTROLLED SUBSIDIARIES	-	-
2.05.04	PROFIT RESERVES	848,427	878,477
2.05.04.01	LEGAL	120,955	100,960
2.05.04.02	STATUTORY	-	-
2.05.04.03	CONTINGENCIES	11,070	11,070
2.05.04.04	REALIZABLE PROFIT RESERVES	-	-
2.05.04.05	RETENTION OF PROFITS	-	-
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	-
2.05.04.07	OTHER PROFIT RESERVES	716,402	766,447
2.05.04.07.01	TREASURY STOCK	(11,070)	(11,070)
2.05.04.07.02	RESERVE FOR EXPANSION	727,472	777,517
2.05.06	RETAINED EARNINGS/ACCUMULATED DEFICIT	-	(1,238)

03.01 - STATEMENT OF OPERATIONS  (IN THOUSANDS OF REAIS)

1 – CODE	2 – ACCOUNT DESCRIPTION	3 - 01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007
3.01	GROSS SALES AND/OR SERVICES	-	-
3.02	DEDUCTIONS	-	-
3.03	NET SALES AND/OR SERVICES	-	-
3.04	COST OF SALES AND/OR SERVICES	-	-
3.05	GROSS PROFIT	-	-
3.06	OPERATING EXPENSES/INCOME	241,995	(79,421)
3.06.01	SELLING EXPENSES	-	-
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(16,057)	(15,761)
3.06.03	FINANCIAL	(371,933)	(194,758)
3.06.03.01	FINANCIAL INCOME	467	11,253
3.06.03.02	FINANCIAL EXPENSES	(372,400)	(206,011)
3.06.03.02.01	APPROPRIATED ON SHAREHOLDERS’ EQUITY	(161,113)	-
3.06.03.02.02	FINANCIAL OPERATIONS EXPENSES	(211,287)	(206,011)
3.06.04	OTHER OPERATING INCOME	20,761	967
3.06.05	OTHER OPERATING EXPENSES	(350,860)	(322,796)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	960,084	452,927
3.07	OPERATING RESULT	241,995	(79,421)
3.08	NONOPERATING INCOME (LOSS)	-	-
3.08.01	REVENUES	-	-
3.08.02	EXPENSES	-	-
3.09	INCOME(LOSS) BEFORE TAXES AND PROFIT SHARING	241,995	(79,421)
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(3,631)	-
3.11	DEFERRED INCOME TAX	424	47
3.12	STATUTORY INTEREST/CONTRIBUTIONS	-	-
3.12.01	INTEREST	-	-
3.12.02	CONTRIBUTIONS	-	-
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	161,113	-
3.15	PROFIT /LOSS FOR THE PERIOD	399,901	(79,374)
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	367,396	1,437,623
	EARNINGS PER SHARE	1.08847	-
	LOSS PER SHARE	-	(0.05521)

04.01 - STATEMENTS OF CASH FLOWS  INDIRECT METHOD (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 01/01/2008 to12/31/2008	4 -01/01/2007 to12/31/2007
4.01	NET CASH FLOW FROM OPERATING ACTIVITIES	(11,895)	(24,398)
4.01.01	CASH FLOW FROM OPERATING ACTIVITIES	(205,216)	(212,302)
4.01.01.01	NET INCOME (LOSS)	399,901	(79,374)
4.01.01.02	RESULT OF INTEREST CORPORATE	(960,084)	(452,927)
4.01.01.03	DEPRECIATION AND AMORTIZATION	348,449	311,729
4.01.01.04	RESIDUAL COST OF FIXED ASSETS DISPOSALS	-	(18)
4.01.01.05	LOSS IN FORWARD, SWAP AND OPTION CONTRACTS	3,262	19,632
4.01.01.06	LOSSES (GAINS) ON LOANS, FINANCING AND DEBENTURES	1,447	(12,882)
4.01.01.07	RESERVE FOR CONTINGENCIES	-	(718)
4.01.01.08	PROVISION FOR SUPPLIERS	169	2,256
4.01.01.09	LOSSES GENERATED FROM PURCHASE OF INVESTMENTS	1,640	-
4.01.02	CHANGES IN ASSETS AND LIABILITIES	193,321	187,904
4.01.02.01	DEFERRED AND RECOVERABLE TAXES	7,594	(32,754)
4.01.02.02	OTHER CURRENT AND NONCURRENT ASSETS	(3,018)	(1,730)
4.01.02.03	PAYROLL AND RELATED ACCRUALS	(1,250)	(399)
4.01.02.04	TRADE ACCOUNTS PAYABLE	814	(546)
4.01.02.05	INTEREST ON LOANS, FINANCING AND DEBENTURES	203,356	185,886
4.01.02.06	TAXES PAYABLE	(2,503)	22,937
4.01.02.07	RESERVE FOR CONTINGENCIES (PAYMENTS)	238	1,376
4.01.02.08	OTHER CURRENT AND NONCURRENT LIABILITIES	(11,910)	13,134
4.01.03	OTHER	-	-
4.02	NET CASH FLOW FROM INVESTING ACTIVITIES	(269,118)	241,658
4.02.01	ADDITONS TO INVESTIMENTS	(2.714,794)	-
4.02.02	RECEIVED OF INTEREST OS SHAREHOLDERS’ EQUITY	1,737,541	205,105
4.02.03	RECEIVED FOR SUBSCRIPTION TO MINORITY	8,135	-
4.02.04	RECEIVED BY REDUCNG OF CAPITAL INVESTEE	700,000	36,500
4.02.05	RESOURCES FROM THE DISPOSAL OF FIXED ASSETS	-	53
4.03	NET CASH FLOW FROM FINANCING ACTIVITIES	277,926	(205,457)
4.03.01	LOANS, FINANCING AND DEBENTURES FUNDING	1,050,000	5,661
4.03.02	LOANS, FINANCING AND DEBENTURES PAID	(582,093)	-
4.03.03	INTEREST PAYMENTS ON LOANS, FINANCING AND DEBENTURES	(197,479)	(188,694)
4.03.04	PAYMENTS OF FORWARD, SWAP AND OPTION CONTRACTS	(19,057)	(5,661)
4.03.05	INTEREST ON SHAREHOLDERS’ EQUITY AND DIVIDENDS PAID	(644)	(16,763)
4.03.06	CASH RECEIVED RELATING TO RESERVE STOCK SPLIT	27,199	-
4.05	INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,087)	11,803
4.05.01	OPENING BALANCE OF CASH AND CASH EQUIVALENTS	13,793	1,990
4.05.02	CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	10,706	13,793

05.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2008 TO 12/31/2008(IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3-CAPITAL	4-CAPITAL RESERVES	5-REVALUATION RESERVE	6-INCOME RESERVES	7-RETAINED EARNINGS ACCUMULATED EARNINGS	8-ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	6,347,784	1,071,316	-	878,477	(1,238)	-	8,296,339
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	-	-	-
5.03	ADJUSTED BALANCE	6,347,784	1,071,316	-	878,477	(1,238)	-	8,296,339
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	399,901	-	399,901
5.05	DESTINATIONS	-	-	-	(30,050)	(396,748)	-	(426,798)
5.05.01	DIVIDENDS	-	-	-	(50,045)	(215,640)	-	(265,685)
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	(161,113)	-	(161,113)
5.05.03	OTHER DESTINATIONS	-	-	-	19,995	(19,995)	-	-
5.05.03.01	LEGAL RESERVE	-	-	-	19,995	(19,995)	-	-
5.08	INCREASE/DECREASE CAPITAL	362,742	(362,742)	-	-	-	-	-
5.12	OTHER	-	-	-	-	(1,915)	-	(1,915)
5.12.01	UNCLAIMED DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	3,845	-	3,845
5.12.02	ADJUSTMENT OF THE LAW 11,638/07	-	-	-	-	(5,760)	-	(5,760)
5.13	FINAL BALANCE	6,710,526	708,574	-	848,427	-	-	8,267,527

 05.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007(IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3-CAPITAL	4-CAPITAL RESERVES	5-REVALUATION RESERVE	6-INCOME RESERVES	7-RETAINED EARNINGS ACCUMULATED EARNINGS	8-ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	6,347,784	1,071,316	-	753,998	198,648	-	8,371,746
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	(799)	-	(799)
5.02.01	ADJUSTMENT OF THE LAW 11,638/07	-	-	-	-	(799)	-	(799)
5.03	ADJUSTED BALANCE	6,347,784	1,071,316	-	753,998	197,849	-	8,370,947
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	(79,374)	-	(79,374)
5.05	DESTINATIONS	-	-	-	-	-	-	-
5.05.01	DIVIDENDS	-	-	-	-	-	-	-
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.05.03	OTHER DESTINATIONS	-	-	-	-	-	-	-
5.06	REALIZATION OF INCOME RESERVE	-	-	-	124,479	(124,479)	-	-
5.06.01	TRANSFER TO RESERVE FOR EXPANSION AND MODERNIZATION	-	-	-	124,479	(124,479)	-	-
5.08	INCREASE/DECREASE CAPITAL	-	-	-	-	-	-	-
5.12	OTHER	-	-	-	-	4,766	-	4,766
5.12.01	UNCLAIMED DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	4,766	-	4,766
5.13	FINAL BALANCE	6,347,784	1,071,316	-	878,477	(1,238)	-	8,296,339

 06.01 - STATEMENTS OF VALUE ADDED (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 01/01/2008 to12/31/2008	4 -01/01/2007 to12/31/2007
6.01	INCOME	20,767	1,020
6.01.01	SERVICE AND GOODS SALE	-	-
6.01.02	OTHER INCOME	20,767	1,020
6.02	INPUTS PURCHASED FROM THIRD PARTIES	(15,153)	(24,295)
6.02.01	COST OF GOODS SOLD	-	-
6.02.02	MATERIALS, ENERGY, THIRD SERVICES AND OTHER	(15,153)	(24,295)
6.03	GROSS VALUE ADDED	5,614	(23,275)
6.04	RETANING	(348,449)	(311,729)
6.04.01	DEPRECIATION AND AMORTIZATION	(348,449)	(311,729)
6.05	NET VALUE ADDED PRODUCED	(342,835)	(335,004)
6.06	VALUE ADDED RECEIVED AS A TRANSFER	996,904	487,028
6.06.01	RESULT OF EQUITY PICK-UP	960,084	452,927
6.06.02	FINANCIAL INCOME	36,820	34,101
6.06.03	OTHER	-	-
6.07	TOTAL VALUE ADDED TO BE DISTRIBUTED	654,069	152,024
6.08	DISTRIBUTION OF VALUE ADDED	654,069	152,024
6.08.01	PAYROLL AND RELATED ACCRUALS	2.462	1,822
6.08.01.01	DIRECT REMUNARATION	2,200	1,654
6.08.01.02	BENEFITS	256	162
6.08.01.03	F.G.T.S	6	6
6.08.01.04	OTHER	-	-
6.08.02	TAXES	40.419	23,565
6.08.02.01	FEDERAL	40.415	23,559
6.08.02.02	STATE	-	-
6.08.02.03	MUNICIPAL	4	6
6.08.03	REMUNERATION OF THIRD CAPITAL	211,287	206,011
6.08.03.01	INTEREST	-	-
6.08.03.02	RENTALS	-	-
6.08.03.03	OTHER	211,287	206,011
6.08.03.03.01	FINANCIAL EXPENSES AND MONETARY AND EXCHANGE RATE CHANGES	211,287	206,011
6.08.04	REMUNERATION OF PROPER CAPITAL	399,901	(79,374)
6.08.04.01	INTEREST ON SHAREHOLDERS’ EQUITY	161,113	-
6.08.04.02	DIVIDENDS	218,793	-
6.08.04.03	RETAINED EARNINGS/LOSS	19,995	(79,374)
6.08.05	OTHER	-	-

07.01 - BALANCE SHEET – CONSOLIDATED ASSETS  (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 12/31/2008	4 –12/31/2007
1	TOTAL ASSETS	23,785,104	18,099,526
1.01	CURRENT ASSETS	8,927,253	6,829,569
1.01.01	CASH AND CASH EQUIVALENTS	2,182,913	2,190,990
1.01.01.01	CASH AND CASH EQUIVALENTS	2,182,913	2,190,990
1.01.02	CREDITS	2,619,985	2,211,104
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	2,578,498	2,178,745
1.01.02.02	OTHER CREDITS	41,487	32,359
1.01.02.02.01	SHORT-TERM INVESTMENTS PLEDGED AS COLLATERAL	41,487	32,359
1.01.03	INVENTORIES	778,704	376,624
1.01.04	OTHER	3,345,651	2,050,851
1.01.04.01	ADVANCES TO SUPPLIERS	1,550	832
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	2,358,647	1,621,989
1.01.04.03	DERIVATIVE CONTRACTS	347,448	1,530
1.01.04.04	PREPAID EXPENSES	316,622	228,922
1.01.04.05	OTHER ASSETS	321,384	197,578
1.02	NONCURRENT ASSETS	14,857,851	11,269,957
1.02.01	LONG-TERM RECEIVABLES	3,179,457	2,535,857
1.02.01.01	OTHER CREDIT	47,335	27,108
1.02.01.01.01	SHORT-TERM INVESTMENTS PLEDGED AS COLLATERAL	47,335	27,108
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	3,690	3,690
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	3,690	3,690
1.02.01.03	OTHER	3,128,432	2,505,059
1.02.01.03.01	DEFERRED AND RECOVERABLE TAXES	2,720,322	2,413,404
1.02.01.03.02	DERIVATIVE CONTRACTS	285,303	8,965
1.02.01.03.03	PREPAID EXPENSES	80,206	59,870
1.02.01.03.04	OTHER ASSETS	42,601	22,820
1.02.02	PERMANENT ASSETS	11,678,394	8,734,100
1.02.02.01	INVESTMENTS	1,424,389	667,482
1.02.02.01.01	ASSOCIATED COMPANIES	-	-
1.02.02.01.02	SUBSIDIARY COMPANIES	-	-
1.02.02.01.03	OTHER INVESTMENTS	1,424,389	667,482
1.02.02.02	PROPERTY AND EQUIPMENT	7,183,908	6,316,855
1.02.02.03	INTANGIBLE ASSETS	3,014,704	1,690,930
1.02.02.04	DEFERRED CHARGES	55,393	58,833

07.02 - BALANCE SHEET – CONSOLIDATED LIABILITIES AND SHAREHOLDERS' EQUITY  (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 –12/31/2008	4 – 12/31/2007
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	23,785,104	18,099,526
2.01	CURRENT LIABILITIES	9,379,831	6,902,986
2.01.01	LOANS AND FINANCING	3,098,346	1,453,700
2.01.02	DEBENTURES	21,502	539,912
2.01.03	SUPPLIERS	3,726,324	3,069,308
2.01.04	TAXES PAYABLE	785,603	577,935
2.01.05	DIVIDENDS PAYABLE	545,864	22,219
2.01.06	PROVISIONS	91,136	81,395
2.01.06.01	PROVISION FOR CONTINGENCIES	91,136	81,395
2.01.07	PAYABLES TO RELATED PARTIES	3,906	847
2.01.08	OTHER	1,107,150	1,157,670
2.01.08.01	DERIVATIVE CONTRACTS	105,352	438,876
2.01.08.02	PAYROLL AND SOCIAL CHARGES	185,471	173,472
2.01.08.03	OTHER LIABILITIES	816,327	545,322
2.02	NONCURRENT LIABILITIES	5,544,004	2,900,201
2.02.01	LONG-TERM LIABILITIES	5,544,004	2,900,201
2.02.01.01	LOANS AND FINANCING	3,826,385	1,391,857
2.02.01.02	DEBENTURES	1,056,923	1,000,000
2.02.01.03	PROVISIONS	102,947	118,009
2.02.01.03.01	PROVISION FOR CONTINGENCIES	102,947	118,009
2.02.01.04	PAYABLES TO RELATED PARTIES	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-
2.02.01.06	OTHER	557,749	390,335
2.02.01.06.01	TAXES PAYABLE	263,572	183,890
2.02.01.06.02	DERIVATIVE CONTRACTS	97,971	10,292
2.02.01.06.03	OTHER LIABILITIES	196,206	196,153
2.03	DEFERRED INCOME	5,938	-
2.04	MINORITY INTEREST	587,804	-
2.05	SHAREHOLDERS’ EQUITY	8,267,527	8,296,339
2.05.01	CAPITAL STOCK	6,710,526	6,347,784
2.05.02	CAPITAL RESERVES	708,574	1,071,316

07.02 - BALANCE SHEET – CONSOLIDATED LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 12/31/2008	4 –12/31/2007
2.05.03	REVALUATION RESERVE	-	-
2.05.03.01	OWN ASSETS	-	-
2.05.03.02	SUBSIDIARY/ASSOCIATED COMPANIES	-	-
2.05.04	INCOME RESERVES	848,427	878,477
2.05.04.01	LEGAL	120,955	100,960
2.05.04.02	STATUTORY	-	-
2.05.04.03	CONTINGENCIES	11,070	11,070
2.05.04.04	REALIZABLE PROFIT RESERVES	-	-
2.05.04.05	RETENTION OF PROFITS	-	-
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	-
2.05.04.07	OTHER PROFIT RESERVES	716,402	766,447
2.05.04.07.01	TREASURY STOCK	(11,070)	(11,070)
2.05.04.07.02	RESERVE FOR EXPANSION	727,472	777,517
2.05.06	RETAINED EARNINGS/ACCUMULATED DEFICIT	-	(1,238)
2.05.07	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-

08.01 – CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 – CODE	2 – ACCOUNT DESCRIPTION	3 –01/01/2008 to 12/31/2008	4 - 01/01/2007 to12/31/2007
3.01	GROSS SALES AND/OR SERVICES	21,706,246	17,644,294
3.02	DEDUCTIONS	(6,236,582)	(5,151,800)
3.03	NET SALES AND/OR SERVICES	15,469,664	12,492,494
3.04	COST OF SALES AND/OR SERVICES	(8,141,499)	(6,623,209)
3.05	GROSS PROFIT	7,328,165	5,869,204
3.06	OPERATING EXPENSES/INCOME	(6,589,282)	(5,712,209)
3.06.01	SELLING EXPENSES	(4,104,416)	(3,532,783)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(1,204,342)	(1,207,195)
3.06.03	FINANCIAL	(810,663)	(462,789)
3.06.03.01	FINANCIAL INCOME	304,197	196,511
3.06.03.02	FINANCIAL EXPENSES	(1,114,860)	(659,300)
3.06.03.02.01	APPROPRIATED ON SHAREHOLDERS’ EQUITY	(172,964)	-
3.06.03.02.02	FINANCIAL OPERATIONS EXPENSES	(941,896)	(659,300)
3.06.04	OTHER OPERATING INCOME	423,715	313,216
3.06.05	OTHER OPERATING EXPENSES	(893,576)	(822,658)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	-	-
3.07	OPERATING RESULT	738,883	156,995
3.08	NONOPERATING INCOME	-	-
3.08.01	REVENUES	-	-
3.08.02	EXPENSES	-	-
3.09	RESULT BEFORE TAXES AND PROFIT SHARING	738,883	156,995
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(51,630)	(18,174)
3.11	DEFERRED INCOME TAX	(417,872)	(238,651)
3.12	STATUTORY INTEREST/CONTRIBUTIONS	-	-
3.12.01	INTEREST	-	-
3.12.02	CONTRIBUTIONS	-	-
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	172,964	-
3.14	MINORITY INTEREST	(52,662)	-
3.15	PROFIT/LOSS FOR THE PERIOD	389,683	(99,830)
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	367,396	1,437,623
	EARNINGS PER SHARE	1.06066	-
	LOSS PER SHARE	-	(0.06944)

09.01 – CONSOLIDATED STATEMENTS OF CASH FLOWS  INDIRECT METHOD (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 01/01/2008 to12/31/2008	4 -01/01/2007 to12/31/2007
4.01	NET CASH FLOW FROM OPERATING ACTIVITIES	4,239,897	3,508,429
4.01.01	CASH FLOW FROM OPERATING ACTIVITIES	4,463,141	3,474,473
4.01.01.01	NET INCOME(LOSS)	389,683	(99,830)
4.01.01.02	RESULT OF INTEREST CORPORATE	52,662	-
4.01.01.03	DEPRECIATION AND AMORTIZATION	2,974,185	2,492,169
4.01.01.04	PROVISION FOR LOSS ON INVESTMENT	60	-
4.01.01.05	RESIDUAL COST OF FIXED ASSETS DISPOSALS	34,088	21,724
4.01.01.06	REVERSALS OF PROVISIONS FOR LOSSES ON INVENTORIES	(12,935)	(6,329)
4.01.01.07	WRITE OFF IN INVENTORIES	3,263	1,044
4.01.01.08	LOSS(GAIN) IN FORWARD, SWAP AND OPTION	(519,490)	509,174
4.01.01.09	LOSS(GAIN) ON LOANS, FINANCING AND DEBENTURES	688,304	(301,290)
4.01.01.10	MONETARY AND VARIATION	20,729	4,870
4.01.01.11	ALLOWANCE FOR DOUBTFUL ACCOUNTS	303,846	365,740
4.01.01.12	PLANS FOR POST-EMPLOYMENT BENEFITS	4,288	5,635
4.01.01.13	RESERVE FOR CONTINGENCIES	138,699	184,594
4.01.01.14	PROVISION(REVERSAL) FOR SUPPLIERS	(73,950)	74,408
4.01.01.15	PROVISION (REVERSAL) FOR DISPOSAL OF ASSETS	(7,580)	8,158
4.01.01.16	PROVISION (REVERSAL) FOR TAXES	21,619	(35,578)
4.01.01.17	PROVISION FIDELITY PROGRAM	27,798	11,333
4.01.01.18	DEFERRED INCOME TAXES	417,872	238,651
4.01.02	CHANGES IN ASSETS AND LIABILITIES	(223,244)	33,956
4.01.02.01	TRADE ACCOUNTS RECEIVABLE	(491,380)	(583,239)
4.01.02.02	INVENTORIES	(338,250)	(89,319)
4.01.02.03	DEFERRED AND RECOVERABLE TAXES	(408,682)	4,554
4.01.02.04	OTHER CURRENT AND NONCURRENT ASSETS	(217,572)	(166,869)
4.01.02.05	PAYROLL AND RELATED ACCRUALS	(7,573)	16,844
4.01.02.06	TRADE ACCOUNTS PAYABLE	442,152	367,887
4.01.02.07	INTEREST ON LOANS, FINANCING AND DEBENTURES	637,124	305,407
4.01.02.08	TAXES PAYABLE	153,866	114,807
4.01.02.09	REVERSE FOR CONTINGENCIES	(162,573)	(133,281)
4.01.02.10	OTHER CURRENT AND NONCURRENT LIABILITIES	169,644	197,165
4.01.03	OTHER	-	-
4.02	NET CASH FLOW FROM INVESTING ACTIVITIES	(4,773,267)	(2,011,449)
4.02.01	ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE	(2,940,418)	(2,014,646)
4.02.02	ADDITIONS TO DEFERRED ASSETS	(30,306)	(2,067)
4.02.03	ADDITIONS TO INVESTMENTS	(2.777,445)	-
4.02.04	SHORT-TERM IN INVESTMENT FUNDS	(890)	-
4.02.05	EFFECT ON CASH AND CASH EQUIVALENTS ON ACQUISITION OF COMPANY	962,282	-
4.02.06	RESOURCES FROM THE DISPOSAL OF FIXED ASSETS	13,510	5,264

09.01 – CONSOLIDATED STATEMENTS OF CASH FLOWS  INDIRECT METHOD (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 01/01/2008 to12/31/2008	4 -01/01/2007 to12/31/2007
4.03	NET CASH FLOW FROM FINANCING ACTIVITIES	525,293	(707,986)
4.03.01	LOANS, FINANCING AND DEBENTURES FUNDING	3,289,415	2,094,966
4.03.02	LOANS, FINANCING AND DEBENTURES PAID	(1,756,625)	(1,911,418)
4.03.03	INTEREST PAYMENTS ON LOANS, FINANCING AND DEBENTURES	(439,466)	(311,771)
4.03.04	PAYMENTS OF FORWARD, SWAP AND OPTION CONTRACTS	(541,040)	(562,216)
4.03.05	INTEREST ON SHAREHOLDERS’ EQUITY AND DIVIDENDS PAID	(54,190)	(17,547)
4.03.06	CASH RECEIVED RELATING TO REVERSE STOCK SPLIT	27,199	-
4.05	INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS	(8,077)	788,994
4.05.01	OPENING BALANCE OF CASH AND EQUIVALENTS	2,190,990	1,401,996
4.05.02	CLOSING BALANCE OF CASH AND EQUIVALENTS	2,182,913	2,190,990

10.01 – CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2008 TO 12/31/2008(IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3-CAPITAL	4-CAPITAL RESERVES	5-REVALUATION RESERVE	6-INCOME RESERVES	7-RETAINED EARNINGS ACCUMULATED EARNINGS	8- ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	6,347,784	1,071,316	-	878,477	(1,238)	-	8,296,339
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	-	-	-
5.03	ADJUSTED BALANCE	6,347,784	1,071,316	-	878,477	(1,238)	-	8,296,339
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	399,901	-	399,901
5.05	DESTINATIONS	-	-	-	(30,050)	(396,748)	-	(426,798)
5.05.01	DIVIDENDS	-	-	-	(50,045)	(215,640)	-	(265,685)
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	(161,113)	-	(161,113)
5.05.03	OTHER DESTINATIONS	-	-	-	19,995	(19,995)	-	-
5.05.03.01	LEGAL RESERVE	-	-	-	19,995	(19,995)	-	-
5.08	lNCREASE/DECREASE CAPITAL	362,742	(362,742)	-	-	-	-	-
5.12	OTHER	-	-	-	-	(1,915)	-	(1,915)
5.12.01	UNCLAIMED DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	3,845	-	3,845
5.12.02	ADJUSTMENT OF THE LAW 11,638/07	-	-	-	-	(5,760)	-	(5,760)
5.13	FINAL BALANCE	6,710,526	708,574	-	848,427	-	-	8,267,527

10.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007(IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3-CAPITAL	4-CAPITAL RESERVES	5-REVALUATION RESERVE	6-INCOME RESERVES	7-RETAINED EARNINGS ACCUMULATED EARNINGS	8- ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	6,347,784	1,071,316	-	753,998	198,648	-	8,371,746
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	(799)	-	(799)
5.02.01	ADJUSTMENT OF THE LAW 11,638/07	-	-	-	-	(799)	-	(799)
5.03	ADJUSTED BALANCE	6,347,784	1,071,316	-	753,998	197,849	-	8,370,947
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	(79,374)	-	(79,374)
5.05	DESTINATIONS	-	-	-	-	-	-	-
5.05.01	DIVIDENDS	-	-	-	-	-	-	-
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.05.03	OTHER DESTINATIONS	-	-	-	-	-	-	-
5.06	REALIZATION OF INCOME RESERVE	-	-	-	124,479	(124,479)	-	-
5.06.01	TRANSFER TO RESERVE FOR EXPANSION AND MODERNIZATION	-	-	-	124,479	(124,479)	-	-
5.08	INCREASE/DECREASE CAPITAL	-	-	-	-	-	-	-
5.12	OTHER	-	-	-	-	4,766	-	4,766
5.12.01	UNCLAIMED DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	4,766	-	4,766
5.13	FINAL BALANCE	6,347,784	1,071,316	-	878,477	(1,238)	-	8,296,339

11.01 –CONSOLIDATED  STATEMENTS OF VALUE ADDED (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 01/01/2008 to12/31/2008	4 -01/01/2007 to12/31/2007
6.01	INCOME	19,934,651	15,854,927
6.01.01	SERVICE AND GOODS SALE	19,765,092	15,878,432
6.01.02	OTHER INCOME	473,405	342,235
6.01.04	ALLOWANCE FOR DOUBTFUL ACCOUNTS, NET	(303,846)	(365,740)
6.02	INPUTS PURCHASE FROM THIRD PARTIES	(9,368,858)	(7,866,233)
6.02.01	COST OF GOODS SOLD	(3,046,332)	(2,580,574)
6.02.02	MATERIALS, ENERGY, THIRD SERVICES AND OTHER	(3,631,999)	(3,166,684)
6.02.03	LOSS/RECOVERY OF ASSETS VALUES	9,130	(8,088)
6.02.04	OTHER	(2,699,657)	(2,110,887)
6.03	GROSS VALUE ADDED	10,565,793	7,988,694
6.04	RETANING	(2,974,185)	(2,492,169)
6.04.01	DEPRECIATION AND AMORTIZATION	(2,974,185)	(2,492,169)
6.04.02	OTHER	-	-
6.05	NET VALUE ADDED PRODUCED	7,591,608	5,496,525
6.06	VALUE ADDED RECEIVED AS A TRANSFER	1,138,484	220,450
6.06.01	RESULT OF EQUITY PICK-UP	-	-
6.06.02	FINANCIAL INCOME	1,138,484	220,450
6.06.03	OTHER	-	-
6.07	TOTAL VALUE ADDED TO BE DISTRIBUTED	8,730,092	5,716,975
6.08	DISTRIBUTION OF VALUE ADDED	8,730,092	5,716,975
6.08.01	PAYROLL AND RELATED ACCRUALS	671,122	598,419
6.08.01.01	DIRECT REMUNERATION	336,482	295,424
6.08.01.02	BENEFITS	304,314	276,771
6.08.01.03	F.G.T.S	30,326	26,224
6.08.01.04	OTHER	-	-
6.08.02	TAXES	5,205,246	4,002,527
6.08.02.01	FEDERAL	2,007,952	1,465,374
6.08.02.02	STATE	3,180,408	2,515,703
6.08.02.03	MUNICIPAL	16,886	21,450
6.08.03	REMUNERATION OF THIRD CAPITAL	2,411,379	1,215,589
6.08.03.01	INTEREST	-	-
6.08.03.02	RENTALS	676,703	555,468
6.08.03.03	OTHER	1,734,676	660,391
6.08.03.03.01	FINANCIAL EXPENSE, MONETARY AND EXCHANGE RATE CHANGES LIABILITIES	1,734,676	660,391
6.08.04	REMUNARATION OF PROPER CAPITAL	442,345	(99,830)
6.08.04.01	INTEREST ON SHAREHOLDERS’ EQUITY	161,113	-
6.08.04.02	DIVIDENDS	218,793	-
6.08.04.03	RETAINED EARNING/LOSS	9,777	(99,830)
6.08.04.04	PARTICIPATION OF NON-AFFILIATED COMPANY IN RETAINED EARNINGS	52,662	-
6.08.05	OTHER	-	-

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2008 AND 2007
(in millions of Brazilian Reais, except as otherwise mentioned

1. OPERATIONS

a. Equity Control
Vivo Participações S/A (“Company”) is a publicly-held company that, at December 31, 2008, has as controlling shareholders Brasilcel N.V. and its subsidiaries Portelcom Participações S/A, Sudestecel Participações Ltda., Avista Participações Ltda., TBS Celular Participações Ltda. and Tagilo Participações Ltda., which jointly hold, treasury shares excluded, 63.73% of the Company’s total capital stock.

Brasilcel N.V. is jointly controlled by Telefónica S/A (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S/A (49.999% of the total capital stock) and Portugal Telecom, SGPS, S/A (0.001% of the total capital).

b. Subsidiaries

The Company is the 100% controlling shareholder of Vivo S.A. (“Vivo” or “subsidiary”), a provider of mobile telephone services, including activities necessary or useful for the performance of such services, in accordance with authorizations granted thereto.

The Company is also the controlling shareholder of Telemig Celular Participações S.A. (“Telemig Participações" or “subsidiary”), holding 58.90% of its total capital and also holding 7.39% of the total capital of Telemig Celular S.A. (“Telemig Celular” or “subsidiary”).

Telemig Participações holds 83.25% of the total capital stock of Telemig Celular, which is a company that provides personal mobile service, including activities necessary or useful for the performance of these services, in accordance with the authorizations granted thereto.

c. Authorization and Frequencies

The subsidiaries’ business and the services they may provide are regulated by the National Telecommunications Agency (“ANATEL”), the regulatory authority for telecommunication services in Brazil, in accordance with Law No. 9472, dated July 16, 1997, and respective regulations, decrees, decisions and supplementary plans.

The authorizations granted by ANATEL may be renewed just once, for a 15-year period, against payment every two years, after the first renewal, of rates equivalent to 2% (two percent) of the company’s revenue for the year prior to that of the payment, net of taxes and mandatory social contributions related to the application of the Basic and Alternative Plans of Service.

The authorizations that were granted to the subsidiaries, pursuant to the areas where they operate, are described in note 18.

d. Corporate Events occurring in 2008

d.1) Acquisitions - Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.

On April 3, 2008, the equity control of Telemig Participações (and, indirectly, of Telemig Celular) and Tele Norte Celular Participações S.A. (“Tele Norte Participações”) (and, indirectly, of Amazônia Celular S.A.) was transferred to the Company, under the terms of the Stock Purchase and Sale Agreement entered into between the Company and Telpart Participações S.A. (“Telpart”), with the conditions set forth therein having been met and the purchase price having been paid.

The price paid on April 3, 2008 for the 7,258,108 common shares and 969,932 preferred shares of Telemig Participações, already added by the remuneration provided for in the Purchase and Sale Agreement entered into with Telpart, was R$1,162,594, equivalent to the amount of approximately R$151.17 per common share and R$67.43 per preferred share of Telemig Participações that was acquired. The prices paid for the common shares of Telemig Participações result in the amount of approximately R$2,625.04 per common share of Telemig Celular. On this date, 53.90% of the voting capital and 22.73% of the total capital of Telemig Participações were transferred to the Company.

Additionally, the Company acquired Telpart’s rights to subscribe shares to be issued by Telemig Participações and by Tele Norte Participações, which rights are provided for in CVM Instruction No. 319/99, for the values already restated under the terms of the Purchase and Sale Agreement entered into with Telpart, of R$70,511 and R$22,611, respectively.

d.2) Selling - Tele Norte Participações S.A.
On December 20, 2007, in accordance with CVM Instruction No. 358, dated January 03, 2002, the Company entered into a stock purchase agreement with Telemar Norte Leste S.A (“Telemar”) in order to sell the shares of Tele Norte Participações which Telpart had agreed to sell and transfer to the Company under the terms of the stock purchase agreement dated August 02, 2007.

ANATEL, by Act No. 1261, dated March 05, 2008, published in the Federal Official Gazette (DOU) on March 7, 2008, granted the permission for the transfer of the shares from Tele Norte Participações to the Company, and the subsequent permission for the transfer of these same shares to Telemar.

On April 3, 2008, the Company sold a total of 1,292,679 common shares and 3,715 preferred shares which had been acquired from Tele Norte Participações and Telpart’s rights to subscribe shares to be issued by Tele Norte Participações, which rights are provided for in CVM Instruction No 319/99, for the same prices paid to Telpart for the acquisitions thereof.

d.3) Acquisition of the Equity Control of TCO IP S.A.

On April 4, 2008 the Special General Meeting of Vivo and the Board of Directors’ Meeting of the Company approved the transfer of the equity control of TCO IP S.A. (“TCO IP”) held by Vivo to Vivo Participações. As from this date, TCO IP became a wholly-owned subsidiary of Vivo Participações.

d.4) Public Offering of Shares ( “VPO”)

d.4.1) Voluntary Public Offering (“VPO”)

As approved by the Board of Directors of the Company, on August 2, 2007, and upon completion of the acquisition of the equity control of Telemig Participações (and, indirectly, of Telemig Celular), the Company, through its subsidiary TCO IP ( “Issuer”), launched on April 8, 2008, in Brazil, a Voluntary Public Offering (“Voluntary VPO”) for purchase of up to 1/3 of the outstanding preferred shares of Telemig Celular and of Telemig Participações and, particularly regarding Telemig Participações, the VPO was extended to holders of preferred shares underlying the American Depositary Shares (“ADSs”) (“ Maximum Number of Shares “). Each ADS of Telemig Participações represents two preferred shares.

The main terms and conditions of the VPO include the following: the price, which represented a premium of approximately 25% of the weighted average price of the Preferred Shares of the respective company in the last thirty (30) BOVESPA’s floor sessions prior to and including August 1, 2007, was (i) R$654.72 per preferred share of Telemig Celular, and (ii) R$63.90 per preferred share of Telemig Participações; (for reference purposes, the equivalent to approximately US$74.68 per ADS of Telemig Participações based on the average between the purchase and the sale price of US dollar at PTAX 800 rate, as disclosed by the Central Bank of Brazil on April 4, 2008, namely, R$1.711 /R$1.00).

With the completion of the VPO on May 12, 2008, TCO IP acquired 7,257,020 preferred shares of Telemig Participações, representing 20.04% of the total capital and 89,492 preferred shares of Telemig Celular, representing 3.77% of the total capital, having paid the prices of R$ 463,724 and R$ 58,592, respectively.

On July 25, 2008, TCO IP acquired 3,929 preferred shares of Telemig Celular, representing 0.16% of the total capital, for the amount of R$2,572.

On September 09 and 10, TCO IP acquired 4,000 preferred shares of Telemig Celular, representing 0.17% of the total capital, for the amount of R$2,619.

d.4.2) Mandatory Public Offering

On July 15, 2008, the Company launched the Mandatory Public Offering for Disposal of Share Control for acquisition of the outstanding common shares, through its controlled company TCO IP, in continuance with the process for acquisition of Telemig Participações and of Telemig Celular.

Upon the completion of the Mandatory Public Offering on August 15, 2008, TCO IP had acquired 5,803,171 common shares of Telemig Participações, representing 16.03% of the total capital and 78,107 common shares of Telemig Celular, representing 3.29% of the total capital, having paid the prices of R$732,650 and R$171,239, respectively.

d.5) Transfer of the Share Control to TCO IP S.A.

On August 26, 2008, Vivo Participações increased the capital stock of TCO IP by the amount of R$2,054,065, of which R$1,149,832 correspond to the book value of all the 7,258,108 common shares and 969,932 preferred shares held by Telemig Participações, corresponding to 22.73% of the total capital. As from such date, TCO IP became the controlling shareholder of Telemig Participações.

e) Increase of Capital in Telemig Participações out of the Special Premium Reserve

At a Special Meeting of the Board of Directors of Telemig Participações held on November 12, 2008 a capital increase was approved, to be made out of the special premium reserve, under the terms of CVM Instruction nº 319/99, in the amount of R$22,964, upon issue of 670,300 new registered, preferred shares, with no face value, corresponding to the tax benefit of fiscal year 2007, with the credits being deducted to the Company’s benefit, ensuring the preemptive right set forth in article 171 of Law no. 6404/76. After such capital increase, the Company started owning 58.90% of the total capital of Telemig Participações.

f) Corporate Reorganization

At a meeting of the Board of Directors held on September 30, 2008 and for the purposes of CVM Instruction 358/02, a request for prior consent was approved and sent to ANATEL, referring to the corporate reorganization transaction concerning the merger of TCO IP into Telemig Participações and Telemig Celular.

On December 03, 2008, the Protocol and Instrument of Justification of the Total Spin-off of TCO IP for merger of the spun-off assets of TCO IP into Telemig Participações and Telemig Celular was entered into, in conformity with the provisions in articles 224, 225 and 229 of Law no. 6404/76 and CVM Instruction no. 319/99.

ANATEL, by Act no. 5118/08, dated December 10, 2008, published in the Federal Official Gazette – DOU on December 16, 2008, granted its consent for the corporate reorganization to be carried out.

At a General and Special Meeting of Shareholders, held on December 19, 2008, said Protocol and Instrument of Justification of the Total Spin-Off of TCO IP was approved. The net assets of TCO IP that were spun-off were appraised based on their book value at December 01, 2008 (“base date”), in accordance with accounting practices adopted in Brazil, and an Appraisal Report of the Stockholders’ Equity based on the Accounting Records was issued (“Appraisal Report”), having been prepared by an independent company, in conformity with article 229 of Law 6404/76.

The spun-off portion of the stockholders’ equity of TCO IP which was merged into Telemig Participações and Telemig Celular, pursuant to the Appraisal Report and in conformity with article 6 of CVM Instruction no. 319/99, is broken down as follows:

  R$1,324,339, of investments represented by the controlling shares of Telemig Participações and the shares acquired in the Voluntary and Mandatory Public Offerings (OPAs), including the premium paid in these acquisitions and the provision for maintenance of the stockholders’ equity integrity and other current assets (taxes recoverable and cash); and

  R$143,278, of investments represented by the Telemig Celular shares acquired in the Voluntary and Mandatory Public Offerings (OPAs), including the premium paid in these acquisitions and the provisions for maintenance of the stockholders’ equity integrity.

  The merger of those portions of the stockholders’ equity of TCO IP concerning the own shares of Telemig Participações and Telemig Celular, held by TCO IP, including the premium generated in the acquisition of these shares and the respective provision for maintenance of the stockholders’ equity integrity, did not generate an increase of capital in the mergor companies. The amounts of premium and the respective provision were recorded in deferred assets accounts (income tax and social contribution) as a counter-entry to a special premium reserve in the stockholders’ equity for future capitalization, in conformity with article 7 of CVM Instruction no. 319/99.

The corporate reorganization did not result in any change to the share control of Telemig Participações and Telemig Celular, nor of the other shareholders, having been carried out in such manner as not to generate a negative impact on the future flows of dividends to the shareholders of Telemig Participações and Telemig Celular.

g. Agreement between Telefónica S.A. and Telecom Italy

In October 2007, TELCO S.p.A. (in which Telefónica S.A holds an interest of 42.3%), completed the acquisition of 23.6% of Telecom Italia. Telefónica S.A. has the shared control of Vivo Participações S.A., through its joint venture with Portugal Telecom. Telecom Italia holds an interest in TIM Participações S.A (TIM), which is a mobile telephone operator in Brazil. As a result of the acquisition of its interest in Telecom Italia, Telefónica S.A. does not have any direct involvement in the operations of TIM. Additionally, any transactions between the Company and TIM are transactions in the regular course of business, which are regulated by the ANATEL.

2. BASIS OF PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

2.a) Financial statements

The financial statements of the holding company and of the subsidiary are presented in millions of Brazilian reais (except as otherwise mentioned) and have been prepared based on the accounting practices adopted in Brazil, as well as on the rules issued by the Brazilian Securities and Exchange Commission (CVM), with due regard to the accounting standards set forth in the corporation law (Law no. 6404/76), which include the new provisions introduced, amended and revoked by Law no. 11.638, dated December 28, 2007 and by Provisional Measure no. 449, dated December 03, 2008, with further regard, also, to the rules applicable to telecommunication service concessionaires.

The consolidated balance sheet, statements of income, cash flow and value added for the fiscal year ended December 31, 2007 do not contemplate the effects of the acquisition of an equity interest in Telemig Participações and Telemig Celular, as described in note 1 and, consequently, are not comparable with the respective financial statements for the same period of 2008.

The consolidated income statement of the Company for the fiscal year ended December 31, 2008 contemplates the consolidated nine-month income (period from April to December 2008) of Telemig Participações.

In order to allow a better understanding and comparison we have disclosed in note 35 the combined balance sheet and income statement, assuming that the effects of the transactions described in note 1 had already occurred since January 01, 2007.

The authorization for conclusion of the preparation of these financial statements was given at the Meeting of the Board of Executive Officers held on January 29, 2009.

The fiscal years of the subsidiary companies in the consolidated statements coincide with the fiscal years of the holding company and the accounting policies have been uniformly applied in the subsidiary companies and are consistent with those adopted in the previous fiscal year.

All balances of assets and liabilities, revenues and expenses arising out of transactions between the consolidated companies have been eliminated in the consolidated statements.

The conciliation between the holding company’s net profit (loss) and the consolidated net profit (loss) for the fiscal years ended on December 31, 2008 and 2007 is as follows:

	12.31.08	12.31.07
Company net income (loss)	399,901	(79,374)
Subsidiaries donations	-	(13,286)
Unclaimed dividends and interest on shareholders' equity in subsidiaries	(10,218)	(7,170)
Consolidated net income (loss)	389,683	(99,830)

2.b) Amendments to the Corporation Law  – Law nº 11.638/07

In conformity with the provisions in CVM Resolution no. 565, dated December 17, 2008, which approved accounting statement CPC 13 – Initial Adoption of Law no. 11.638/07 and of Provisional Measure no. 449/08, and with a view to meet the requirements set forth in CVM Resolution no. 506/06, dated June 19, 2006, the Company has set the transition date for adoption of the new accounting practices as being December 31, 2006. The transition date is defined as the departing point for adoption of the changes to the accounting practices adopted in Brazil, and represents the base date as of which the Company and its subsidiaries prepare their initial balance sheets adjusted to these new accounting provisions of 2008.

Pursuant to CPC 13, companies are discharged from applying the provisions in NPC 12 and in CVM Resolution no. 506/06 – Accounting Practices, Changes to Accounting Estimates and Correction of Mistakes, in the initial adoption of Law no. 11.638/97 and of MP no. 449/08. This resolution requires that, in addition to discriminating the effects of the adoption of the new accounting practice in the retained earnings or losses account, the companies must state the opening balance sheet for account or group of accounts related to the previous period for purposes of comparison, as well as the other comparative figures presented, as if the new accounting practice had been always in use. However, the Company and its subsidiaries have elected not to adopt the exemption permitted in CPC 13; therefore, their financial statements for 2007 and 2008 have been presented in conformity with the same accounting practices and, thus, are comparable, except for the effects of the acquisition of the equity interest of Telemig Participações and Telemig Celular, as previously discussed in notes 1 and 2a.

Said changes to the accounting practices which produced effects on the preparation or presentation of the financial statements for the fiscal year ended on December 31, 2008, of the initial balance sheet prepared for December 31, 2006 (not presented) and of the financial statements for the comparative fiscal year ended on December 31, 2007, have been measured and recorded by the Company and its subsidiaries based on the following accounting statements issued by the Accounting Statements Committee (CPC), and approved by the Brazilian Securities and Exchange Commission (CVM) and by the Federal Accounting Board (CFC):

  Conceptual Structure for Preparation and Presentation of the Financial Statements, approved by CVM Resolution nº 539, dated March 14, 2008;

  CPC 01 – Reduction of the Recoverable Value of the Assets, approved by CVM Resolution nº 527, dated November 01, 2007;

  CPC 03 – Statement of Cash Flows, approved by CVM Resolution nº 547, dated August 13, 2008;

  CPC 04 – Intangible Assets, approved by CVM Resolution nº 553, dated November 12, 2008;

  CPC 05 – Disclosure on Related Parties, approved by CVM Resolution nº 560, dated December 11, 2008;

  CPC 06 – Lease Transactions, approved by CVM Resolution nº 554, dated November 12, 2008;

  CPC 07 – Government Subsidies and Assistance, approved by CVM Resolution nº 555, dated November 12, 2008;

  CPC 08 – Transaction Costs and Premium on Issues of Securities, approved by CVM Resolution nº 556, dated November 11, 2008;

  CPC 09 – Statement of Value Added, approved by CVM Resolution nº 557, dated November 12, 2008;

  CPC 12 – Adjustment to Present Value, approved by CVM Resolution nº 564, dated December 17, 2008;

  CPC 13 – Initial Adoption of Law nº 11.638/07 and of Provisional Measure nº 449/08, approved by CVM Resolution nº 565, dated December 17, 2008;

  CPC 14 – Financial Instruments: Recognition, Measurement and Evidencing, approved by CVM Resolution nº 566, dated December 17, 2008.

The initial balance sheet as of December 31, 2006 (transition date) has been prepared taking into consideration the required exceptions and some of the elective exemptions, as permitted in accounting statement CPC 13, as follows:

a) Exemption on the presentation of comparative financial statements:

The financial statements of 2008 and of 2007 have been prepared in accordance with the accounting basis effective in 2008. The election provided for in CPC 13 of not adjusting the 2007 financial statements to the 2008 accounting standards has not been adopted by the Company and its subsidiaries.

b) Exemption on the classification of financial instruments at their original date of registration:

Although CPC 14 determines that the classification of financial instruments must be effected at their original date of registration, for purposes of first adoption, CPC 13 has allowed them to be classified at the transition date, which option was elected by the Company and its subsidiaries.

c) Exemption on keeping balances recorded in the deferred assets until their realization:

The Company and its subsidiaries have elected to keep balances recorded in the deferred assets until their complete realization. As required in CPC 13, Vivo carried out an analysis on the recovery of these balances, under the terms of CPC 01, and did not identify any indication of loss of their recoverable value. Additionally, Vivo reclassified part of the balance recorded in the deferred assets to the intangible assets, since they were intangible assets with a defined date and met the accounting recognition criteria of these new groups. The values that did not meet this criterion were written-off at the transition date.

d) Exemption on the considerations of calculation of the adjustment to present value:

The Company and its subsidiaries have calculated the adjustment to present value based on an overall calculation of the outstanding balances for each group of monetary assets and liabilities accounts, as well as applied the discount rates based on the market premises available at the transition date. The items which make up each of the groups of accounts were adjusted to present value.

e) Exemption for presentation of the statements of cash flow and of value added without indication of the figures corresponding to the previous fiscal year:

With the purpose of allowing comparison, the Company and its subsidiaries have elected to conform the figures in the cash flow statements and preparation and disclosure of the value added statement related to the fiscal year ended on December 31, 2007 to the provisions on preparation and presentation contained in CPC 03 and CPC 09, respectively. The Company has also elected not to present any more the statements of changes in financial position for the fiscal years ended as from January 01, 2008.

f) Neutrality for tax purposes of the initial application of Law nº 11.638/07 and of MP nº 449/08:

The Company and its subsidiaries have elected the Transition Taxation System (RTT) instituted by Provisional Measure no. 449/08, under the terms of which the calculation of income tax (IRPJ), social contribution on net income (CSLL), contribution to PIS and contribution to social security financing (COFINS), for the two-year period of 2008-2009, has continued to be determined in conformity with the accounting methods and criteria defined in Law no. 6404, dated December 15, 1976, in effect at December 31, 2007. Accordingly, the deferred income tax and social contribution, which are calculated on the basis of the adjustments resulting from the adoption of the new accounting practices set forth in Law no. 11.638/07 and in MP no. 449/08, were recorded in the financial statements of the Company and of its subsidiaries, as applicable, in conformity with CVM Instruction no. 371. The Company and its subsidiaries shall state the referred election in the 2009 Statement of Economic-Tax Information for Corporate Entities (DIPJ) (Corporate Income Tax Return).

g) Exception on the recognition of mercantile-financial leases before the transition date and on the capitalization of initial contracting costs directly related to these leases:

For the contracts in force at the transition date and which are in the nature of mercantile-financial leases, Vivo has recorded in the fixed assets (property, plant & equipment), in a specific account, the leased property at its fair value or, if lower, at the present value of the minimum payments of the mercantile lease, at the effective date of the contract, adjusted to the accumulated depreciation calculated since the effective date of the contract until the transition date. The direct initial costs, incurred for contracting such leases, have not been capitalized.

 h) Exception on the amortization of goodwill based on future profitability and retroactive recognition of intangible assets:

The costs of development of intangible assets, incurred at and until the transition date, which were not recognized by the Company and its subsidiaries as an intangible asset, and which in the light of accounting statement CPC 04 started meeting the recognition criteria, have not been recorded by the Company and its subsidiaries as intangible assets in the initial balance sheet.

The goodwill based on future profitability recorded by the Company has been amortized according to the straight line method until December 31, 2008.

i) Exception on the treatment of premium received on issue of debentures and donations and subventions for investments:

As for the donations and subventions for investments received prior to December 31, 2008, the Company and Vivo have kept the accounting treatment in effect at the date they were originated, having held the respective balances in a capital reserve account.

j) Exception for application of the first periodic evaluation of the useful-economic life of the property, plant & equipment items:

Until December 31, 2009, the Company and its subsidiaries will revaluate their estimates of useful-economic life of their property, plant & equipment items, as used for determination of their depreciation rates. Eventual changes in the estimates of useful-economic life of the assets resulting from said revaluation, if material, will be treated as a change to accounting estimates to be recognized on a prospective basis.

2.c) Effect of the adjustments of Law nº 11.638/07 and of MP nº 449/08

In compliance with the disclosure requirements as to initial adoption of the new accounting practices, the Company is presenting, in the tables below, for comparison purposes, a brief description and the amounts corresponding to the impacts generated on the consolidated balance sheet for fiscal year 2007, on the stockholders’ equity for fiscal years 2008, 2007 and 2006 and on the holding company’s and consolidated income statement for fiscal years 2008 and 2007, referring to the changes introduced by Law 11.638/07 and by Provisional Measure no. 449/08. The effects on the 2008 balance sheet are already reflected in the presentation of the financial statements.

Balance Sheet

Assets	Balances originally released on 12.31.07	Adjustment of Law No. 11.638/07		Balances, 2007 re-presentation by the effects of Law No. 11.638/07
Deferred and recoverable taxes	4,048,293	(12,900)	(1)	4,035,393
Derivative contracts	4,751	5,744	(2)	10,495
Property and equipment, net	6,301,389	15,466	(3)	6,316,855
Intangíble assets, net	1,660,299	30,631	(4)	1,690,930
Deferred charges, net	89,464	(30,631)	(4)	58,833

Liabilities
Taxes payable	752,331	9,494	(1)	761,825
Loans and financing	4,381,440	4,029	(2)	4,385,469
Derivative contracts	453,143	(3,975)	(2)	449,168

Shareholders’ Equity

		Year ended December 31
	Brief description of the adjustment	Compány			Consolidated
		2008	2007	2006	2008	2007	2006

Net equity before the amendments introduced by Law No. 11.638/07 and MP No 449/08		8,265,688	8,297,577	8,371,746	8,265,688	8,297,577	8,371,746

Financial Leasing	(5)	-	-	-	10,200	15,466	21,681
Fair value of derivative contracts	(6)	(1,275)	77	(254)	(117,832)	11,011	10,770
Fair value of loans	(6)	-	(104)	366	150,388	(4,027)	(9,182)
Present value of monetary assets	(6)	-	-	-	(31,242)	(24,325)	(24,479)
Income tax and social contribution on the total adjustments	(7)	434	9	(38)	(3,915)	637	411
Equity pick-up on the adjustment of Law No. 11.638/07 and MP No 449/08	(8)	8,440	(1,220)	(873)	-	-	-
Effects of adjustment of Telemig Participações the years 2006 and 2007 not passed by result	(9)	(5,760)	-	-	(5,760)	-	-

Net effects resulting from full implementation of Law No. 11.638/07 and 449/08 MP	(10)	1,839	(1,238)	(799)	1,839	(1,238)	(799)

Net equity intergal in the application of Law No. 11.638/07 and MP No 449/08		8,267,527	8,296,339	8,370,947	8,267,527	8,296,339	8,370,947

Income Statement

		Year ended December 31
		Company		Consolidated
	Brief description of the adjustment	2008	2007	2008	2007
Net income (loss) before the amendments introduced by Law No. 11.638/07 and MP No 449/08		391,064	(78,935)	380,846	(99,391)

Depreciation of financial leasing operations	(5)	-	-	(5,266)	(6,215)
Income (expense) from financial
Fair value of derivative contracts	(6)	(1,352)	330	(128,843)	241
Fair value of loans	(6)	104	(469)	154,415	5,155
Present value of monetary assets	(6)		-	(6,917)	154
Income tax and social contribution on the total adjustments	(7)	425	47	(4,552)	226
Equity pick-up on the adjustment of Law No. 11.638/07 and MP No 449/08	(8)	9,660	(347)	-	-
Net effects resulting from full implementation of Law No. 11.638/07 and 449/08 MP	(10)	8,837	(439)	8,837	(439)

Net income (loss) intergal with the application of Law No. 11.638/07 and MP No 449/08		399,901	(79,374)	389,683	(99,830)
  This includes adjustments to present value of the ICMS (CIAP) on acquisitions of fixed assets, at the Long Term Interest Rate (“TJLP”), provision for IRRF (Withholding Income Tax) on the adjustments at market value of the derivative transactions and the deferred income tax (25%) and social contribution (9%) accounted for;

  Adjustments to market value of the derivative transactions and loans, as applicable, pursuant to the provisions in CPC 14;

  Adjustment to the mercantile-financial lease of information technology equipment. It contemplates the capitalization of the net cost at the transition date and its respective depreciation, pursuant to the provisions in CPC 06;

  Transfers from the Deferred Assets to the Intangible Assets: (i) of the residual balances of premium calculated at the time of the acquisition of Ceterp Celular S.A. and (ii) of the balance of the owned stores’ goodwill, pursuant to the provisions in CPC 01;

  Expenses with depreciation of information technology equipment resulting from the adjustment to the mercantile-financial lease (item 3);

  Financial income (expense) resulting from the adjustments to market value of the derivative transactions and loans (item 2) and of the present value of the ICMS (CIAP) (item 1). Additionally, it contemplates the adjustment to present value of the 3G license liabilities accounted for in Telemig Celular;

  Income tax (25%) and social contribution (9%), applied to all the above described adjustments;

  Equity accounting resulting from the above described adjustments;

  Effects of Telemig Participações ascertained in the fiscal years 2007 and 2006, which were recognized in the shareholders’ equity due to the Company having acquired the equity interest only in April 2008 (note 1d);

  Net result of all the above described adjustments.

Additionally, on account of the elimination of the “Non-operating income”, in conformity with Provisional Measure no. 449/08, the Company has reclassified expenses in the amounts of R$31,838 and R$20,810 in the financial statements for fiscal years ended on December 31, 2008 and 2007 in “Other operating revenue (expenses), net”, as well as the disclosure thereof in an explanatory note.

3. SUMMARY OF ACCOUNTING PRACTICES

a) Income calculation

Sales revenue is stated at the gross value, that is, including taxes, discounts and refunds (in case of sale of goods) assessed on them, which are presented as revenue reduction accounts. The operating income is calculated on an accrual basis for the fiscal year:

a.1 Recognition of revenues from telecommunication services

The services revenue is recognized to the extent the services are rendered, the total sales being monthly calculated. The non-invoiced revenue is calculated and recognized when the services are rendered. Revenues referring to credits for recharge of prepaid cellular phones, as well as the respective taxes due, are deferred and recognized in the income to the extent the services are actually rendered.

a.2 Recognition of the revenues and costs of sales of goods

The revenues and costs of sales of goods and accessories effected at the owned stores are recognized at the time of the sale to the end user. The revenues and costs of sales of goods effected through dealers are recognized at the time the handset is activated.

a.3 Financial income and expenses

These represent interest and monetary and exchange variations arising out of financial investments, derivative transactions, loans, financing, debentures, adjustments to present value of transactions which generate monetary assets and liabilities and other financial transactions.

b) Functional and financial statements presentation currency

The functional currency of the Company and its subsidiaries is Real.

c) Transactions denominated in foreign currency

Monetary assets and liabilities denominated in foreign currency are converted into the functional currency (Real) using the exchange rate (Ptax) in effect as of the date of the financial statements, which at December 31, 2008 is as follows: US$1.00 = R$2.3370, JPY1.00 = R$0.025800, €1.00 = R$3.252403 and at December 31, 2007: US$1.00 = R$1.7713, JPY1.00 = R$0.015839, €1.00 = R$2.607531. The gains and losses resulting from the updating of these assets and liabilities between the exchange rate in effect at the transaction date and at the end of the fiscal years are recognized as financial income or expenses in the income statement.

d)  Financial instruments

The financial instruments are recognized only as from the date the Company and its subsidiaries become party to the contractual provisions of the financial statements. Where recognized, they are initially recorded at their fair value added by the transaction costs which are directly ascribable to their acquisition or issuance, except in case of financial assets and liabilities classified in the category at the fair value in the income statement, where such costs are directly posted to the income of the fiscal year. Their subsequent measurement occurs at each balance sheet date in accordance with the rules provided for each type of classification of financial assets and liabilities.

d.1) Financial assets: The main financial assets recognized by the Company and its subsidiaries are: cash and cash equivalents, financial investments, securities, unrealized gains on derivative transactions and trade accounts receivable. They are classified into the categories below in accordance with the purpose for which they have been acquired or issued:

(i) Financial assets measured at the fair value in the income statement: they include financial assets held for trading and assets designated at the initial recognition at the fair value in the income statement. They are classified as being held for trading if originated with the purpose of sale or repurchase at short tem. Derivatives are also classified as being held for trading, except those designated as hedge instruments. At each balance sheet date they are measured at their fair value. The interests, monetary indexation, exchange variation and variations arising out of the evaluation at the fair value are recognized in the income statement when incurred, in “financial income or expenses”.

(ii) Loans (granted) and receivables: non-derivative financial assets with fixed or determinable payments, however not listed on an active market. After the initial recognition they are measured at the cost amortized by the actual interest rate method. The interests, the monetary updating at the exchange variation, less losses of the recoverable value, as applicable, are recognized in the income statement when incurred, in “financial income or expenses”.

(iii) Investments held until the maturity date: non-derivative financial assets with fixed or determinable payments with defined maturity dates for which the Company has a positive intention and ability to hold until the maturity date. After the initial recognition they are measured at the cost amortized by the actual interest rate method. This method uses a discount rate which, when applied to estimated future receipts, along the expected effective term of the financial instrument, results in the net book value. The interests, the monetary updating, the exchange variation, less losses of the recoverable value, as applicable, are recognized in the income statement when incurred, in “financial income or expenses”.

(iv) Available for sale: Financial assets which do not fall within categories (i) to (iii) above. As of the date of each balance sheet they are measured at their fair value. Interests, monetary adjustment and exchange variation, as applicable, are recognized in the income statement when incurred, and variations arising out of the difference between the value of the investment updated by the contractual conditions and the evaluation of the fair value are recognized in the shareholders’ equity in the adjustments to shareholders’ equity account, as long as the asset has not yet been realized, being reclassified to the income statement after their realization, net of tax effects.

d.2) Financial liabilities: The main financial liabilities recognized by the Company and its subsidiaries are: accounts payable to suppliers, unrealized losses in transactions with derivatives, loans, financing and debentures. They are broken down into the following categories, according to the nature of the financial instruments contracted or issued:

(i) Financial liabilities measured at the fair value in the income statement: they include financial liabilities usually traded before the maturity date, liabilities designated in the initial recognition at the fair value in the income statement and derivatives, except those designated as hedge instruments.  At each balance sheet date they are measured at their fair value. The interests, monetary indexation, exchange variation and variations arising out of the evaluation at the fair value, as applicable, are recognized in the income statement to the extent they are incurred, in the item “financial income or expenses”.

(ii) Financial liabilities not measured at the fair value: non-derivative financial liabilities which are not usually traded before the maturity date. After the initial recognition they are measured at the cost amortized in accordance with the actual interest rate method. Interests, monetary adjustment and exchange variation, as applicable, are recognized in the income statement to the extent they are incurred, in the item “financial income or expenses”.

d.3) Market value: the market value of the financial instruments actively traded in organized over-the-counter markets is determined based on the market values prevailing at the balance sheet date. In the absence of an active market, the market value is determined by means of appraisal techniques. These techniques include the use of recent market transactions between independent parties, reference to the market value of similar financial instruments, analysis of discounted cash flows or other evaluation models.

d.4) Hedge transactions: the derivative financial instruments used for protection against risk exposure or to change the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in foreign transactions, and which: (i) are highly related as far as it refers to changes in their market value in relation to the market value of the hedged item, both in the beginning and along the contract life (effectiveness from 80% to 125%); (ii) have a documentary identification of the transaction, of the hedged risk, of the risk management process and of the methodology used for evaluation of effectiveness; and (iii) are deemed effective in the reduction of the risk associated to the exposure to be hedged, are classified and accounted for as hedge transactions in accordance with their nature:

• fair value hedge – these are derivative financial instruments intended for offsetting risks arising out of exposure to variation in the fair value of the hedged item. The hedged items and the corresponding derivative financial instruments are accounted for as a counter-entry to the proper revenue or expense account, in the income statement for the period.

For the fiscal years ended on December 31, 2008 and 2007, the Company and its subsidiaries had not cash flow hedge or foreign investments hedge.

e) Cash and cash equivalents

These include cash, positive balances of bank accounts, financial investments redeemable within 90 days from the balance sheet dates and with non-material risk of change in their market value. Most of the financial investments included in the cash equivalents are classified as “financial assets measured at the fair value in the income statement”.

f) Accounts receivable, net

The invoiced amounts are evaluated according to the tariff value as of the date the service is rendered. They also include services rendered to customers which have not yet been invoiced until the balance sheet date, as well as accounts receivable related to sales of cellular handsets and accessories. A provision was booked in an amount deemed by the Management to be sufficient for the doubtfully recoverable credits. Information referring to breaking down the accounts receivable into outstanding and overdue amount, in addition to changes in the provision for bad debtors, are stated in note 5.

g) Inventories

These are represented by the cellular handsets and accessories evaluated at the average acquisition cost. A provision was booked for handsets deemed to be obsolete or the amounts of which exceed those usually marketed by the subsidiaries in a reasonable period of time.

h) Prepaid expenses

These are stated at the values actually disbursed and not yet incurred. Prepaid expenses are allocated to the income to the extent the corresponding services are rendered and the economic benefits are earned.

i) Investments

Investments in subsidiaries are evaluated by the equity result method. Other permanent investments are recorded at the acquisition cost less provision for devaluation, as applicable.

j) Property, plant & equipment

These are stated at the acquisition, formation or building cost, added by interests and other financial charges incurred during the construction or development of projects. The depreciation of the properties is calculated by the straight line method at the rates mentioned in note 11 and takes into consideration the estimated useful life of the properties. The capitalized financial charges are depreciated pursuant to the same criteria and useful life determined for the property, plant & equipment item to which they were incorporated. The property, plant & equipment are net of credits for PIS/COFINS and ICMS and the counter-entry is recorded as taxes do be deducted.

Expenses incurred with maintenance and repairs representing improvement, increase of capacity or of useful life are capitalized, while other expenses are recorded in the income for the year. Estimated costs to be incurred in disassembling towers and equipment in leased real properties are capitalized as a counter-entry to the provision for sale of fixed assets (note 19) and depreciated throughout the useful life of the equipment, which doest not exceed the lease term.

k) Mercantile Lease

The mercantile-financial lease contracts are recognized in property, plant & equipment and in loan and financing liabilities, at the present value of the minimum mandatory installments of the contract or the fair value of the asset, whichever is lower, added by, as applicable, the initial direct costs incurred in the transaction. The amounts recorded in property, plant & equipment are depreciated for the estimated useful-economic life of the properties or the lease contract term, whichever is shorter. Interests included in the loans and financing liabilities are allocated to the income statement pursuant to the contract term in conformity with the actual interest rate method. Mercantile-operational lease contracts are recognized as expense on a systematic basis which represents the period in which the benefit on the leased asset is obtained, even though such payments are not bade on this basis.

l) Intangible assets

Intangible assets separately acquired are measured in the initial recognition at the acquisition cost and, further, are deducted from the accumulated amortization and losses of the recoverable value, as applicable. The premium generated in the acquisition of investments occurred until December 31, 2008, which base economically based on future profitability are amortized in conformity with the straight line method for a term from 5 to 10 years, as from the dates of the transactions having originated them. As from January 01, 2009, they will no longer be amortized, and shall be only submitted to annual test for analysis of loss of their recoverable value (note 12). They also include the goodwill values of owned stores, which are amortized for the duration of the contracts.

m) Provision for recovery of assets

The Management annually reviews the net book value of the assets with the purpose of evaluating events or changes in the economic, operating or technological circumstances which may indicate deterioration or loss of their recoverable value. When such evidence is identified, and the net book value exceeds the recoverable value, a provision is booked for deterioration by adjustment of the net book value to the recoverable value. These losses are classified as other operating expenses.

n) Deferred assets

Pre-operating expenses were recorded at the formation cost and are amortized pursuant to the straight line method, for a period of ten years. As permitted in Provisional Measure 449/08, Vivo has elected to keep the balance of the deferred assets which was not possible to be allocated to other accounts, until the full amortization thereof. Deferred assets are also annually reviewed with the purpose of evaluating their recoverability.

o) Interest on own capital

Brazilian companies are permitted to pay interest on the own capital, which is similar to the payment of dividends, however being deductible for purposes of income tax calculation. The Company decided to pay interest to its shareholders, in relation to fiscal year ended on December 31, 2008 (note 20) and booked a provision for the amount due, having directly debited the shareholders’ equity account. The distribution of interest on the own capital to the shareholders is subject to withholding income tax at the rate of 15%.

p) Other assets and liabilities

An asset is recognized in the balance sheet when it is probable that its future economic benefits will be generated in favor of the Company and its subsidiaries if the cost or value thereof is possible to be safely measured.

Other assets include subsidies granted in the sales of terminals to the accredited agents, which subsidies are deferred and are recognized in the income as these terminals are enabled, limited to a maximum term of 90 days. They also include balances receivable from commercial agreements which arise out of current transactions between the subsidiaries and their suppliers, having as main references the volume of purchases and the shared marketing campaigns.

A liability is recognized in the balance sheet when the Company and its subsidiaries have a legal obligation or an obligation arising out of a past event, it being probable that an economic resource may be required for settling the same. Provisions are booked on the basis of the best estimates of the risk involved.

Vivo and Telemig Celular are sponsors of post-employment benefit and medical assistance plans and of other post-employment benefits plans for their employees (note 28). The subsidiaries’ contributions to these plans are determined on an actuarial system and recorded on an accrual basis.

The benefit plans are actuarially evaluated at the end of each fiscal year in order to check whether the contribution rates are sufficient for making up reserves necessary for the current and future commitments. Actuarial gains and losses are recognized on an accrual basis.

Assets and liabilities are classified as current when their realization or settlement is probable to occur within the next twelve months. Otherwise, they are stated as non-current.

q) Taxes, duties and contributions

Sales and service revenues are subject to taxation by the Tax on Circulation of Merchandise and Services – ICMS, Tax on Services – ISS at the applicable rates in each region where the company operates and taxation by the Social Integration Program – PIS and Contribution for Social Security Financing – COFINS on a cumulative basis for revenues earned from telecommunication services, at the rates of 0.65% and 3.00%, respectively. For the other revenues earned by the Company and its subsidiaries, including revenue from resale of goods, on a non-cumulative basis, at the rates of 1.65% and 7.60% for PIS and COFINS, respectively.

The credits arising out of non-cumulativeness of PIS and COFINS are stated as a deduction to the cost of goods sold in the income statement.

Advances or amounts to be deducted are stated in the current or non-current assets, according to their estimated realization.

Profit taxation includes income tax and social contribution, which are calculated based on the taxable profit (adjusted profit), at the rates applicable pursuant to the laws in effect: 15%, added by 10% on the excess of R$240 annually for income tax and 9% for social contribution. Therefore, additions to the accounting profit of expenses, temporarily not deductive, or exclusions of revenues, temporarily not taxable, considered for calculation of the current taxable profit generate deferred tax credits or debits.

Deferred tax credits arising out of tax loss or negative tax basis of the social contribution are recognized only to the extent it is probable that there will be a positive taxable base which may be used. The deferred income tax and social contribution were measured as from the tax losses, negative basis of the social contribution and temporary differences, by applying the applicable rates of the mentioned taxes, pursuant to the provisions in Resolution CVM no. 273, dated August 20, 1998 and CVM Instruction no. 371, dated June 27, 2002, and take into consideration the expected generation of future taxable profits, as substantiated in a technical feasibility study, approved by the Board of Directors. The potential tax credit not recognized in the financial statements is disclosed in note 7.

r) Adjustment to present value of assets and liabilities

Long term monetary assets and liabilities are adjusted to their present value and short term monetary assets and liabilities when the effect thereof is deemed material in relation to the financial statements as a whole. The adjustment to present value is calculated taking into consideration the contractual cash flows and the explicit interest rate and, in certain cases, the implicit rate, of the respective assets and liabilities. Therefore, the interest included in the revenues, expenses and costs associated to these assets and liabilities is discounted with the purpose of recognizing them on an accrual basis. Subsequently, these interests are realocated to the financial expenses and revenues in the income statement by adoption of the actual interest rate method in relation to the contractual cash flows. The implicit interest rates applied were determined based on premises and are deemed as accounting estimates.

s) Accounting estimates

These are used for measurement and recognition of certain assets and liabilities of the financial statements of the Company and of its subsidiaries. The determination of these estimates has taken into consideration experiences of past and current events, presuppositions related to future events, and other objective and subjective factors. Material items subject to estimates include: selection of useful life of property, plant & equipment and intangible assets; provision for doubtful debtors; provision for losses in inventories; provision for losses in investments; analysis of recovery of property, plant & equipment items and intangible assets; deferred income tax and social contribution; rates and terms applied to the determination of the adjustment to present value of certain assets and liabilities; provision for contingencies, provision for sale of fixed assets, provision for the loyalty program and actuarial liabilities; measurement of the fair value of financial instruments; considerations as for recognition and measurement of development costs capitalized as intangible assets; estimates for disclosure of the table of analysis of sensitivity of the derivative financial instruments in conformity with CVM Instruction no. 475/08. The settlement of the transactions involving these estimates may result in amounts materially divergent from those recorded in the financial statements due to inaccuracy inherent to their determination. The Company and its subsidiaries review their estimates and premises at least quarterly.

t) Statements of cash flows and value added

Statements of cash flow have been prepared and are presented in accordance with CVM Resolution no. 547, dated August 13, 2008, which approved CPC 03 – Statement of Cash Flows, issued by the CPC.

The statements of cash flow reflect the changes in cash which occurred in the fiscal years being presented using the indirect method. The terms used in the statements of cash flow are as follows:

  Operating activities: these refer to the main revenues of the Company and its subsidiaries and other than investment and financing activities:

  Investment activities: these refer to the additions and retirement of non-current assets and other investments not included in cash and cash equivalents;

  Financing activities: these refer to activities resulting in changes to the breakdown of equity and loans.

The statements of value added have been prepared and presented in accordance with CVM Resolution no. 557, dated November 12, 2008, which approved the CPC 09 – Statement of Value Added, issued by the CPC.

u) Fistel fee

The value of the Telecommunications Inspection Fund – FISTEL fee paid on the activation of new customers, monthly generated along the year, is deferred for amortization during the estimated customer loyalty period, equivalent to 24 months.

v) Provisions for contingencies

These are determined based on opinions issued by legal consultants and by the Management, as for the probable outcome of pending matters and are updated until the balance sheet date for the probable loss amount, with due regard to the nature of each contingency.

x) Provision for the customer loyalty program

The subsidiaries have loyalty programs and other benefits in place, according to which calls and other items are converted into points for future exchange for handsets and other items. The accumulated points, net of redemptions, are provisioned taking into consideration the history data of redemptions, generated points and average point cost (note 19).

w) Employees’ profit share

Provisions are booked for recognizing the expense referring to employees’ profit share. These provisions are calculated based on qualitative and quantitative goals defined by the Management and recorded in specific accounts in Cost of Services Rendered, Selling Expenses and General and Administrative Expenses.

y) Net profit (loss) for lot of one thousand shares

This is calculated based on the number of outstanding shares as of the date the balance sheet is prepared.

4. CASH AND CASH EQUIVALENTS

	Consolidated
	12.31.08	12.31.07
Cash and banks	56,038	328,256
Short-term investments	2,126,875	1,862,734
Total	2,182,913	2,190,990

The financial investments refer to fixed income transactions, indexed to the variation of the Interbank Deposit Certificates (“CDI”), with immediate liquidity.

5. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	12.31.08	12.31.07
Receivables from billed services	1,125,162	1,032,439
Receivables from unbilled services	539,812	414,192
Receivables from interconnection fees	796,147	630,679
Receivables from goods sold	504,685	446,136
(-) Allowance for doubtful accounts	(387,308)	(344,701)
Total	2,578,498	2,178,745

There is not any customer representing more than 10% of the net accounts receivable at December 31, 2008 and 2007.

At December 31, 2008 the balance of accounts receivable includes R$235,867 (R$269,026 at December 31, 2007) related to transfer of co-billing of other operators, the amounts of which were determined on the basis of statements of commitment, once the corresponding contracts have not yet been signed by the parties. Pending matters related to the definition of liability for losses resulting from fraud have not yet been resolved, and await decision by the regulatory agency as well as agreement between the parties. The Company does not expect financial losses with respect to this matter.

The changes in the allowance for doubtful debtors are as follows:

	Consolidated
	2008	2007
Balance at beginning of year	344,701	353,306
Additional allowance (Note 23)	303,845	365,740
Write-offs and recoveries	(292,984)	(374,345)
Admission of Telemig Participações on 03.31.08	31,746	-
Balance at year end	387,308	344,701

6. INVENTORIES

	Consolidated
	12.31.08	12.31.07
Handsets	747,186	382,410
Simcard (chip)	57,514	24,700
Accessories and other	16,584	7,330
(-) Provision for obsolescence	(42,580)	(37,816)
Total	778,704	376,624

7. DEFERRED AND RECOVERABLE TAXES

7.1 Breakdown

	Company		Consolidate
	12.31.08	12.31.07	12.31.08	12.31.07
Prepaid income and social contribution taxes	568,350	480,544	848,473	573,705
Recoverable state VAT (ICMS)	-	-	553,521	439,248
Recoverable Social Contribution Taxes on Gross Revenue for Social Integration Program (PIS) and on Gross Revenue for Social Security Financing (COFINS)	28,529	28,529	370,813	241,516
Withholding income tax	378	37,214	155,204	82,661
Other recoverable taxes	270	270	23,951	34,870
Total recoverable taxes	597,527	546,557	1,951,962	1,372,000

Deferred income and social contribution taxes	1,577	1,190	2,934,949	2,581,070
ICMS to be allocated	-	-	192,058	82,323

Total	599,104	547,747	5,078,969	4,035,393

Current	22,732	4,715	2,358,647	1,621,989
Noncurrent	576,372	543,032	2,720,322	2,413,404

Telemig Celular is entitled to tax reduction benefit of 75% on the taxable profit generated in the tax incentive areas within the scope of the Agency for Development of the Northeast – ADENE, where the carrier operates (North of Minas Gerais and Vale do Jequitinhonha) for a period of 10 years as from 2004.

The breakdown of deferred income and social contribution taxes is as follows:

	Consolidated
	12.31.08	12.31.07
Income and social contribution taxes loss carryforwards (a)	1,131,195	1,116,252
Tax credit acquired - restructuring (b)	916,994	634,405
Tax credits on provisions for: (c)
Contingencies and legal liabibility - CVM 489	202,983	120,374
Accelerated depreciation	131,731	134,067
Suppliers	155,185	125,801
Doubtful accounts	131,685	117,198
Derivative contracts	28,974	107,254
Customer loyalty program	39,980	25,954
Employee profit sharing	33,163	33,989
Valuation allowance and provision for losses- fixed assets	106,830	102,047
Obsolescence	14,478	12,857
Other amounts	41,751	50,872
Total deferred taxes	2,934,949	2,581,070

Current	1,120,523	912,177
Noncurrent	1,814,426	1,668,893

The amount recorded in the current assets refers to reversal of temporary differences and use of tax losses and goodwill amortization expected for the next twelve months.

The deferred taxes were recorded assuming their future realization, as follows:

  Tax loss and negative tax base: represents the amount recorded by the controlled companies, which will be offset up to the limit of 30% of the tax base computed in the coming fiscal years and subject to no statute of limitations. The Company did not record the potential deferred income and social contribution tax credit that would arise from the use of these tax bases in the amount of R$689,572 (R$685,566 at December 31, 2007), given the uncertainty, at this time, as to the Company’s ability to generate future taxable results to ensure realization of these deferred taxes.

  Tax credit incorporated: represented by the net balance of goodwill and provision for maintenance of the shareholders’ equity integrity (note 7.2). Realization will occur proportionally to the amortization of the goodwill in its controlled companies, in a period from 5 to 10 years.

  Studies performed by independent consultants hired during the corporate reorganization process support the recovery of such amounts within the above referred time.

  Temporary differences: realization will occur upon payment of the provisions, effective loss on bad debts or realization of inventories, as well as reversal of other provisions. The Company did not record the potential deferred income and social contribution tax credit that would arise from the use of these provisions in the amount of R$155,481 (R$156,163 at December 31, 2007), given the uncertainty, at this time, as to the Company’s ability to generate future taxable results to ensure realization of these deferred taxes.

The Company prepared technical feasibility studies, approved by its Board of Directors, which indicated the full recovery of deferred tax amounts recognized at December 31, 2008, as defined in CVM Instruction No. 371. During the twelve-month period ended December 31, 2008, no relevant fact occurred that indicated limitations to full recovery of the deferred tax amounts recognized by the controlled companies.

At December 31, 2008, the realization schedule for the deferred taxes referred to above is as follows:

Year:	Consolidated
2009	1,120,523
2010	428,856
2011	540,106
2012	516,191
2013	56,164
2014 and after	273,109
Total	2,934,949

7.2  Tax credit incorporated – Corporate Restructuring

As a result of the corporate reorganization process (note 1), the Company incorporated the premium paid on the privatization and acquisition of subsidiaries.

Prior to the transfers, provisions were booked for maintenance of the stockholders’ equity of the merged company and, consequently, the net assets being merged represent, essentially, the tax benefit arising out of the possibility of deduction of the incorporated premium.

Included in the accounting records held for corporate and tax purposes by the Company and its controlled companies are specific accounts related to incorporated goodwill and provision and corresponding amortization, reversal and tax credit, the balances of which are as follows:

	Consolidated
	12.31.08			12.31.07
Restructuring	Goodwill	Provision	Net	Net
Global Telecom S.A. – Acquisition	416,503	(274,892)	141,611	180,520
Telesp Celular S.A. – Privatization	292,668	(193,161)	99,507	208,060
Tele Centro-Oeste Celular Participações S.A. - Acquisition	251,582	(166,044)	85,538	214,877
Tele Leste Celular Participações S.A. – Privatization	58,856	(38,846)	20,010	30,948
Telemig Participações S.A. – Privatization	58,371	(38,525)	19,846	-
Telemig Participações S.A. – corporate restructuring TCO IP	1,485,172	(980,214)	504,958	-
Telemig Celular S.A. - corporate restructuring TCO IP	133,896	(88,372)	45,524	-
Total	2,697,048	(1,780,054)	916,994	634,405

The changes in the fiscal years ended on December 31 are as follows:

	Consolidated
	2008	2007
Results:
Amortization of goodwill	(908,423)	(881,048)
Reversal of provision	599,560	593,313
Tax credit	308,863	287,735
Effect on results	-	-

To the extent the tax benefits are actually realized, the amount shall be incorporated into the capital stock to the benefit of the controlling shareholders, the other shareholders being assured preemptive rights. Proceeds arising out of the exercise of the preemptive rights shall be paid to the controlling shareholders.

At a meeting of the Board of Directors held on May 26, 2008, the capitalization of a portion of the special goodwill reserve to the benefit of the controlling shareholders was approved, in the amount of R$ 362,742, corresponding to the tax benefits generated in 2006 and 2007 (Note 20).

The tax benefits realized during fiscal year 2008 shall be capitalized during fiscal year 2009, with due regard to the extension of the preemptive rights upon the increase of the capital stock in conformity with article nº. 171 of Law 6.404/76.

8. PREPAID EXPENSES

	Company		Consolidated
	12.31.08	12.31.07	12.31.08	12.31.07
FISTEL fee	-	-	199,851	110,304
Advertising to be distributed	-	-	136,244	133,324
Rent	-	-	19,696	16,459
Financial charges	2,832	2,529	8,747	2,816
Other	-	-	32,290	25,889
Total	2,832	2,529	396,828	288,792

	1,202	598	316,622	228,922
	1,630	1,931	80,206	59,870

9. OTHER ASSETS

	Company		Consolidated
	12.31.08	12.31.07	12.31.08	12.31.07
Judicial deposits and blockages	5,596	245	100,492	101,036
Subsidies on terminal sales	-	-	115,593	45,982
Credits with suppliers	-	-	111,883	52,232
Credits to Amazon Celular SA and Tele Norte Celular Participações SA (a)	-	-	8,522	-
Intercompany credits	1,863	1,863	11,064	10,661
Other	788	3,421	20,121	14,177
Total	8,247	5,529	367,675	224,088

	805	3,137	321,384	197,578
	7,442	2,392	46,291	26,510

 (a) These refer to the amounts of administrative and human resources sharing contract and establishment of condominium with Telemig and Telemig Participações, existing until the date of acquisition of the share control by Vivo Participações. The balances are remunerated based on the Interbank Deposit Certificate (CDI) variation.

10. INVESTMENTS

a) Controlled companies information

	Shareholders’ equity		Net income(loss)
Investees	12.31.08	12.31.07	12.31.08	12.31.07
Vivo S.A.	7,117,315	7,196,279	994,174	432,471
Telemig Celular Participações S.A. (*)	1,794,205	-	89,368	-

(*) This refers to information about Telemig Celular Participações, consolidated with the nine-month net profit (period from April to December 2008).

b) Breakdown and changes

The balance of the controlling company’s investments includes interest in subsidiaries' equity, goodwill, advances for future capital increase and allowance for losses in investments, as well as other investments, as shown below:

	Company		Consolidated
	12.31.08	12.31.07	12.31.08	12.31.07
Investment in subsidiaries	7,285,216	6,090,460	-	-
Advance for future capital Increase	1,217,565	1,105,818	-	-
Goodwill on acquisition of investments, net	1,597,602	909,766	1,597,602	909,766
Valuation allowance	(173,324)	(242,397)	(173,324)	(242,397)
Other investments	104	106	111	113
Investment balance	9,927,163	7,863,753	1,424,389	667,482

The intangible assets with indefinite useful life are subject to annual impairment analysis. Premises on future cash flow and growth projections are based on the 2009 annual budget and on the Company’s long term business plan, both of them approved by the Board of Directors. The main key premises used cover the period from 2009 to 2018, considering the following: (i) growth of projected revenues with increase in the average customer base and average monthly revenue per user, operating costs and expenses projected in the history and respective share in the revenue, and the investments in capital goods. The estimated future cash flows were discounted at one sole discount rate of thirteen per cent.

The changes in the holding company’s investments for fiscal years ended on December 31 are as follows:

b.1)  Investments in subsidiaries

	12.31.08	12.31.07
Balance at beginning of year	6,090,460	7,357,494
Equity pick-up on net income of subsidiaries (a)	949,866	432,471
Donations	-	13,286
Capital reduction	(700,000)	(36,500)
Effects Law 11.638/07 of the Telemig Participações	(5,760)	-
Capital increase with reserve	518,348	-
Subscription minority in the capital increase with reserves	(8,135)	-
Loss generated in the capital increase with reserves	(1,640)	-
Investment acquisition	979,352	-
Unclaimed dividends and interest on shareholders' equity	10,218	7,170
Dividends and interest on shareholders’ equity	(547,493)	(1,683,461)
Balance at year end	7,285,216	6,090,460

The equity accounting result in the Income Statements is broken down as follows: (i) In 2008, R$949,866 from the income of the controlled companies and R$10,218 from forfeited interest on the own capital and dividends, and (ii) in 2007, R$432,471 from the income of the controlled companies, R$7,170 from forfeited interest on the own capital and dividends and R$13,286 from donations.

b.2)  Advance for future capital increase

	12.31.08	12.31.07
Balance at the beginning of the year	1,105,818	1,105,818
Capital increase with reserve	(518,348)	-
Special goodwill reserve related corporate restructuring	630,095	-
Balance at year end	1,217,565	1,105,818

b.3)  Goodwill/Discount on acquisition of investments, net

	12.31.08	12.31.07
Balance at beginning of year	909,766	1,290,512
Goodwill on acquisition of investments	1,105,347	-
Amortization of goodwill (Note 25)	(415,709)	(380,746)
Negative goodwill generated in the capital increase with reserves	(1,802)	-
Balance at year end	1,597,602	909,766

b.4)  Provisions for losses in investments

	12.31.08	12.31.07
Balance at beginning of year	(242,397)	(311,467)
Amortization of loss (proportional goodwill) (Note 25)	69,073	69,070
Balance at year end	(173,324)	(242,397)

These refer to provisions recorded at December 31, 2001 and 2002 to recognize permanent losses on goodwill due to the accumulated losses of subsidiary Global Telecom SA as of those dates.

11. PROPERTY, PLANT AND EQUIPMENT, NET

		Consolidated
		12.31.08			12.31.07
	Yearly depreciation rates %	Cost	Accumulated depreciation	Property, plant and equipment, net	Property, plant and equipment, net
Transmission equipment	10.00 to 33.33	8,979,713	(6,647,993)	2,331,720	2,198,821
Switching equipment	10.00 to 33.33	4,243,681	(2,680,686)	1,562,995	1,368,120
Infrastructure	2.86 to 20.00	3,018,294	(1,741,083)	1,277,211	1,166,159
Terminals	50.00 to 66.67	2,310,275	(2,005,070)	305,205	290,398
Buildings	2.86 to 4.00	296,670	(87,318)	209,352	209,978
Land		70,352	-	70,352	59,785
Finance commercial leasing	20.00	21,681	(11,481)	10,200	15,466
Other assets	6.67 to 20.00	1,745,640	(1,186,555)	559,085	509,171
Construction in progress		857,788	-	857,788	498,957
Total		21,544,094	(14,360,186)	7,183,908	6,316,855

In fiscal year ended December 31, 2008, Vivo capitalized financial expenses incurred in connection with loans for financing construction in progress in the amount of R$40,460 (R$11,175 in the same period of 2007).

At December 31, 2008, the subsidiaries had items of property, plant & and equipment offered as collateral in lawsuits in the amount of R$105,866 (R$109,158 at December 31, 2007).

All the liabilities related to mercantile-financial leases of Vivo were already paid prior to December 31, 2008.

12. INTANGIBLE ASSETS, NET

		Consolidated
		12.31.08			12.31.07
	Yearly depreciation rates %	Cost	Accumulated depreciation	Intangible net	Intangible net
Concession licenses	6.67 to 28.9	2,249,619	(751,018)	1,498,601	399,027
Software use rights	20.00	3,974,243	(2,684,577)	1,289,666	1,125,107
Goodwill -Ceterp Celular S.A.	10.0	84,265	(68,114)	16,151	24,578
Goodwill	(*)	31,962	(23,569)	8,393	6,053
Other assets	6.67 to 20.0	48,378	(45,058)	3,320	6,662
Construction in progress		198,573	-	198,573	129,503
Total		6,587,040	(3,572,336)	3,014,704	1,690,930

 (*)According to contract terms

13. DEFERRED ASSETS, NET

These refer to pre-operating expenses which are amortized for a period of 10 years, with the net amounts of R$55,393 and R$58,833 at December 31, 2008 and 2007, respectively, as permitted in MP 449/08.

14. SUPPLIERS AND TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	12.31.08	12.31.07	12.31.08	12.31.07
Suppliers	4,334	3,337	2,848,620	2,290,721
Amounts to be transferred LD (a)	-	-	408,807	314,573
Technical assistance	-	-	170,178	189,696
Interconnection / linking	-	-	231,015	193,093
Other	129	143	67,704	81,225
Total	4,463	3,480	3,726,324	3,069,308

(a) Amounts to be transferred refer to VC2, VC3 and roaming charges, invoiced to our customers and transferred to the long distance call operators.

15. TAXES, FEES AND CONTRIBUTIONS PAYABLE

	Company		Consolidated
	12.31.08	12.31.07	12.31.08	12.31.07
Current taxes:

ICMS	-	-	658,306	514,688
Income and social contribution taxes (*)	24,167	38	131,054	29,987
PIS e COFINS	20,472	22,945	144,154	122,048
FISTEL	-	-	34,195	25,689
FUST e FUNTTEL	-	-	11,386	9,008
Other taxes, fees and mandatory contributions	1,389	1,381	16,926	23,592
Total	46,028	24,364	996,021	725,012

Legal liabilities (CVM 489/05):

CIDE	-	-	23,689	25,997
PIS e COFINS	-	-	20,836	7,566
Other taxes, fees and mandatory contributions	-	-	8,629	3,250
Total	-	-	53,154	36,813

Total	46,028	24,364	1,049,175	761,825

Current	46,028	24,336	785,603	577,935
Noncurrent	-	28	263,572	183,890

 (*) The balance of the holding company at December 31, 2008 refers to withholding income tax on the interest on own capital for which a provision had been booked.

Current taxes:

At December 31, 2008, the amount of R$217,763 (R$168,850 at December 31, 2007) out of the non-current liability, refers to ICMS - More Jobs for Paraná Program, resulting from an agreement with the Paraná State Government involving the deferral of ICMS tax payment. This amount is adjusted to the variation of the Annual Indexation Factor (FCA).

Legal liabilities -  CVM Resolution 489/05

This includes the taxes that fall within the scope of CVM Resolution No. 489/05, dated October 3, 2005, which approved IBRACON NPC No 22 standard.

For purposes of the financial statements, the amounts of judicial deposits for said taxes are offset against taxes, fees and mandatory contributions payable, as applicable.

a) PIS and COFINS

Vivo was issued a delinquency notice by the tax authority (proceedings no. 19515.000.700/2003-97) for having offset the COFINS, in January and February 2000, against credits arising out of the 1/3 surplus of the COFINS itself paid in 1999, after deduction of the amount from the CSLL. The case is awaiting decision of the Special Appeal filed within the administrative sphere. On a conservative conduct, the Management recorded the amount of R$24,671, at December 31, 2008 and 2007, having deposited the same amount in court.

Law nº 9.718/98

On November 27, 1998, the calculation of PIS and COFINS was changed by Law no. 9718, which: (i) increased the COFINS rate from 2% to 3%; (ii) authorized the deduction of up to 1/3 of the COFINS from the amount of the Social Contribution on Net Income – CSLL; and also (iii) indirectly increased the COFINS and PIS owed by Vivo, determining the inclusion of revenues in excess of the total sales in their tax calculation basis.

By reason of the changes introduced by laws no. 10.637/02 and 10.833/03, Vivo started including the revenues in excess of the total sales in the tax calculation basis of PIS and COFINS.

Thus, Vivo has booked provisions for the amounts of the revenues in excess of the total sales, under discussion in court, in the amount of R$10,399 (R$9,969 at December 31, 2007), having deposited the amount of R$2,496 in court (R$2,403 at December 31, 2007).

b) CIDE

This refers to an administrative and judicial matter, aiming at discharging the assessment of the CIDE on remittances of funds abroad, in connection with agreements for transfer of technology, license of trademarks and software, etc. On a conservative conduct, Vivo recorded the amount of R$80,693, at December 31, 2008 (R$70,342 at December 31, 2007), having deposited the amount of R$57,004 (R$44,345 at December 31,2007) in court.

c) Telecommunications Inspection Fee - Fistel

Telemig Celular filed a Writ of Mandamus challenging its liability for the payment of the inspection fees on mobile stations not owned by it, and started booking a provision and effecting a deposit in court for the amounts referring to the TFF – Operation Inspection Fee and to the TFI – Installation Inspection Fee. The case is awaiting decision by the TRF Court of the 1st Region.

Its legal counsels consider the chances of losses in these lawsuits to be possible. However, because this is a legal obligation under the terms of CVM Resolution No. 489/2005, the controlled company has booked a provision for this contingency. The provision recorded at December 31, 2008 was in the amount of R$324,764, with corresponding deposits in court in the same amount.

d) IRRF on payments of Interest on Own Capital – Telemig Celular Participações

Telemig Participações filed Writs of Mandamus requesting the court to declare its right not to be assessed IRRF (Withholding Income Tax) at source on its receipts of interest on own capital of its subsidiary (Telemig Celular). Based on the opinion of its legal counsels, the referred lawsuits are classified as possible loss; however, once this refers to a legal obligation under the terms of CVM Resolution no. 489/2005, a provision was booked and deposits have been made in court, totaling R$19,828 at December 31, 2008.

e) Other taxes, fees and contributions

At December 31, 2008, the subsidiaries recorded the amount of R$21,562 (R$3,250 at December 31, 2007), referring to values related to the discussions of: (i) ISS tax on personal property lease services, ancillary activities and supplementary services (R$4,465); (ii) IRPJ (Corporate Income Tax) on derivative transactions (R$2,082); (iii) INSS (Social Security) (R$792), (iv) ICMS tax (R$1,290), and (v) Pis and Cofins (R$12,933).

Following we present the changes in legal obligations in compliance with CVM  Resolution 489/05:

	Legal obligations	(-) Judiciary deposits	Total
Balance as of December 31, 2006	141,703	(64,940)	76,763
Additions, net of reversal	(35,578)	(6,479)	(42,057)
Monetary restatement	3,402	-	3,402
Payments	(1,295)	-	(1,295)
Balance as of December 31, 2007	108,232	(71,419)	36,813
Additions, net of reversal	21,619	(27,345)	(5,726)
Addition of Telemig Participações at 03.31.08, net of judicial deposits	15,274	-	15,274
Monetary restatement	13,133	(6,340)	6,793
Balance as of December 31, 2008	158,258	(105,104)	53,154

16. LOANS, FINANCING AND DEBENTURES

a) Breakdown of debt

a.1) Loans and Financing

				Company		Consolidated
Description	Currency	Interest	Maturity	12.31.08	12.31.07	12.31.08	12.31.07
Banco Europeu de Investimento – BEI	USD	4,18% p.a. to 4,47 p.a.	03/02/09 to 03/02/15	-	-	741,301	268,872
Working Capital	R$	106,7% of CDI	05/12/2009	-	-	254,421	-
Resolution 2770	R$	IGP-M + 9,45% p.a.	02/09/2010	-	-	156,703	138,073
Resolution 2770	JPY	1% p.a. to 5,78% p.a.	02/02/09 to 01/18/11	-	-	1,339,982	568,464
Resolution 2770	USD	1% p.a. to 5,94% p.a.	07/23/09 to 07/23/10	-	74,844	155,708	438,519
BNDES	URTJLP	TJLP + 4,30% p.a. to 4,60% p.a.	01/15/09 to 08/15/14	-	-	1,422,387	682,931
BNDES	UMBND	9,05% p.a.	01/15/09 to 07/15/11	-	-	9,491	10,037
Compror	USD	-	-	-	-	-	13,723
Compror	JPY	-	-	-	-	-	493,798
Compror	EUR	-	-	-	-	-	39,843
Banco do Nordeste do Brasil – BNB	R$	10% p.a.	01/29/09 to 10/30/16	-	-	361,590	167,449
Acquisition of investment -“TCO”	R$	-	-	-	22,889	-	22,889
Unsecured Senior Notes	USD	8,75% p.a.	1/20/2009	-	-	195,269	-
Promissory note	R$	106,5% to 115% do CDI	05/09/09 to 07/24/09	1,091,374	-	1,091,374	-
Funding 3G Licences	R$	IST + 1% p.m.	04/29/11 to 04/29/2016	-	-	1,196,137	-
Comissions BBVA		0,4256% p.a.	03/02/09 to 02/28/15	-	-	272	-
Others				-	-	96	959
Total				1,091,374	97,733	6,924,731	2,845,557

Current				1,091,374	97,733	3,098,346	1,453,700
Noncurrent				-	-	3,826,385	1,391,857

a.2) Debentures

				Company		Consolidated
Description	Currency	Interest	Maturity	12.31.08	12.31.07	12.31.08	12.31.07

Debentures	R$	103.3% to 104.2% do CDI	05/04/15	1,021,502	1,539,912	1,021,502	1,539,912

Debentures	R$	IPCA + 0.5% p.a.	07/05/21	-	-	56,923	-

Total				1,021,502	1,539,912	1,078,425	1,539,912

Current				21,502	539,912	21,502	539,912
Noncurrent				1,000,000	1,000,000	1,056,923	1,000,000

b) Repayment schedule

At December 31, 2008, the maturities of the long-term portion of loans and financing are as follows:

Year	Company	Consolidated
2010	-	638,769
2011	-	605,115
2012	-	560,393
2013	-	558,061
After 2014	1,000,000	2,520,970
Total	1,000,000	4,883,308

c) Loan covenants

Vivo has loans and financing borrowed from Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the balance of which at December 31, 2008 was R$1,431,878 (R$692,968 as of December 31, 2007).  In accordance with the contracts, there are several economic and financial indexes that must be calculated on a six-month period and yearly basis. At the same date, all economic and financial indexes established in the contract were met.

Vivo has loans borrowed from the European Investment Bank, the balance of which at December 31, 2008 amounted to R$741,301 (R$268,872 as of December 31, 2007). At the same date, all economic and financial indexes established in the contract were met.

Covenants are provided for in the Unsecured Senior Notes funding program regarding the application of the proceeds to the purposes specified in the contracts, transactions to be carried out with related parties, merger and amalgamation transactions and achievement of economic and financial indicators. At the same date, all economic and financial indexes of the Telemig Celular provided under contract were achieved.

The agreement entered into by Telemig Celular with the State Department of Economic Development regarding debentures sets forth covenants on petitions for judicial and extrajudicial recovery, liquidation, dissolution, insolvency, voluntary bankruptcy or decree of bankruptcy, payment default, non-compliance with non-fiduciary obligations and compliance with a certain limit substantially based on balance sheet financial indexes and EBITDA (Earnings before interest, taxes, depreciation and amortization), among others. At December 31, 2008, all covenants were fulfilled by Telemig Celular.

d) Guarantees

At December 31, 2008, guarantees were granted for Vivo's loans and financing, in local currency, in the principal amount of R$2,534,769, being R$361,590 from Banco do Nordeste do Brasil – BNB, R$1,422,387 from BNDES (URTJLP), and R$9,491 from BNDES (UMBNDES) and R$741,301 from BEI according to the table below:

Banks	Guarantees
BNDES
  Contract (VIVO) R$1,374,394: Guarantee in receivables referring to 15% of the higher between the debt balance or 4 (four) times the highest installment

  Contract (VIVO) R$57,483: 15% of the receivables are pledged referring to service revenue

  Vivo Participações is intervening guarantor

Banco Europeu de Investimento – BEI	Commercial risk guaranteed by BBVA Portugal.
Banco do Nordeste do Brasil S.A.
  Bank guarantee granted by Banco Bradesco S.A in an amount equivalent to 100% of the debit balance of the financing obtained

  Establishing a liquidity fund comprised of short-term investments at an amount equivalent to 3 (three) amortization installments by reference to the average post-grace period installment

  Vivo Participações is an intervening guarantor.

e) Promissory Notes

On June 27, 2008, the Board of Directors of the Company approved the issue and offer of 50 unsecured promissory notes in the value of ten million reais (R$10,000,000.00) each, totaling five hundred million reais (R$500,000,000.00). On July 25, 2008, the offer was registered with the CVM and issued on July 29, 2008, with maturity date on July 24, 2009, bearing interests of 106.5% of the CDI rate, as daily disclosed by the Custody and Settlement Agency – CETIP. The proceeds funded as from this offer were used for settlement of the principal amount of the debt represented by the 1st (first) issue of debentures of the Company.

On May 09, 2008, the Board of Directors of the Company approved the issue and offer of 22 unsecured promissory notes in the value of twenty-five million reais (R$25,000,000.00) each, totaling five hundred and fifty million reais (R$550,000,000.00). On October 29, 2008, the offer was registered with the CVM and issued on November 10, 2008, with maturity date on May 09, 2009, bearing interests of 115.0% of the CDI rate, as daily disclosed by the Custody and Settlement Agency – CETIP. The proceeds funded as from this offer were used in an increase of the capital stock of TCO IP for settlement of commercial promissory notes due on November 10, 2008, in the amount of R$530 million.

f) Debentures

f.1) Fund-raising by the Company:

On August 1, 2007 the second renegotiation of the 1st public issue of debentures was carried out, consisting of 5,000 (five thousand) simple, nonconvertible and unsecured debentures, with a par value of R$100 (one hundred thousand Reais) each, maturing on August 1, 2008. The renegotiation involved the total volume of the original issue occurred on August 1, 2003, at the rate of 104.6% of the CDI, concomitantly with a reduction in the rate to 103% of CDI. On August 01, 2008 this transaction was settled (note 16.e).

Within the scope of the R$2,000,000 (two billion Reais) First Securities Distribution Program announced on August 20, 2004, on May 1, 2005 the Company issued debentures in the amount of R$1,000,000 for a term of 10 years counted as from the issue date on May 01, 2005.

The Offering consisted of the issue in two series, being R$ 200,000 in the first series, and R$800,000 in the second series, with final maturity on May 1, 2015. The debentures accrue interest, payable on a semiannual basis, corresponding to 103.3% (first series) and 104.2% (second series) of the accumulated daily average rates for the DI (one-day Interbank, extra group deposits) (DI rates), as calculated and published by the CETIP.

Remuneration of Debentures is due to be renegotiated on May 1, 2009 (first series) and May 1, 2010 (second series).

f.2) Fund-raising by Telemig Celular

In compliance with the Contract for Provision of SMP Services, in conformity with the Public Selection No 001/07, the State of Minas Gerais, acting through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig Celular, within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universalization of Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) - FUNDOMIC. Under the terms of this Program, Telemig Celular would make the SMP service available to 134 locations in the areas recorded as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st Series of the 1st issue, amounting to R$ 6,210 in December 2007. In March 2008, for the service at 42 locations, 1,739 debentures were issued in the 2nd Series of the 1st issue, valued at R$ 17,390. At December 31, 2008, for the service at 77 locations, 3,190 debentures were issued in the 3rd Series of the 1st issue, valued at R$31,900. At December 31, 2008 the updated amounts of the 1st, 2nd and 3rd series of the debentures were R$6,645, R$18,278 and R$32,000, respectively.

17.  PROVISION FOR CONTINGENCIES

The Company and its controlled companies are parties to lawsuits that generate administrative and judicial contingencies related to labor, tax and civil claims. Relevant accounting provisions have been booked with respect to such lawsuits in which the chance of loss was deemed as probable.
The breakdown of the balances of such provisions is as follows:

	Consolidated
	12.31.08			12.31.07
	Provision	(-) Judicial deposits	Net	Net
Civil	170,675	(42,187)	128,488	150,743
Labor	72,687	(34,344)	38,343	41,909
Tax	30,799	(3,547)	27,252	6,752
Total	274,161	(80,078)	194,083	199,404

Current			91,136	81,395
Noncurrent			102,947	118,009

The changes to the provisions for net contingencies, for the fiscal years ended December 31, are as follows:

	2008	2007
Balance at beginning of year	199,404	146,623
Provisions recorded, net of reversals (Note 25)	138,699	184,594
Addition of the da Telemig Participações at 03.31.08	10,957	-
Monetary variation	7,596	1,468
Increase in judicial deposits	(15,849)	(4,881)
Payments	(146,724)	(128,400)
Balance at year end	194,083	199,404

17.1. Civil Claims

These refer to several civil claims for which the respective provisions were booked, as shown above, such provisions being deemed sufficient to meet probable losses on these cases.

a) Consumers

The Company and its controlled companies are parties to several lawsuits brought by individual consumers or by civil associations representing rights of consumers claiming non-performance of services and/or products sold. Individually, none of these lawsuits is deemed to be material.

At December 31, 2008, based on the opinion of its lawyers, the amount of R$151,692 (R$135,072 at December 31, 2007) was booked, which is considered sufficient to meet potential losses on these proceedings.

At the same date, the amount of these lawsuits in several different spheres deemed as “possible” is R$459,594 (R$346,136 at December 31, 2007).

b) ANATEL

The controlled companies are parties to several legal and administrative proceedings brought by ANATEL referring to noncompliance with Regulations concerning the Personal Mobile Service. At December 31, 2008, the amount of R$15,369 (R$18,614 at December 31, 2007), was booked, which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$12,916 (R$18,356 at December 31, 2007).

c) Other

These refer to lawsuits of other nature, all related to the regular course of business. At December 31, 2008, based on the opinion of its independent lawyers, the amount of R$3,614 (R$37,028 at December 31, 2007) was booked, which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$21,976 (R$79,261 at December 31, 2007).

17.2. Labor claims

These refer to several labor claims for which the respective provisions were recorded as shown above, which are considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$193,462 (R$133,040 at December 31, 2007).

17.3. Tax Proceedings

17.3.1. Probable Loss

a) ICMS

At December 31, 2008, Vivo (RJ, SP, AM and RR), had administrative and judicial proceedings in course, related to the ICMS which, based on the opinion of its legal consultants, are classified as probable loss and, therefore, a provision was booked for them in the amount of R$23,554 (R$367 at December 31, 2007).

b) Federal Taxes

At December 31, 2008, Vivo had administrative proceedings in course related to federal taxes (IRRF/IRPJ/PIS/COFINS) for which, based on the opinion of its legal consultants, provisions were booked in the amount of R$2,410 (R$1,540 at December 31, 2007).

At July 02, 2002, Telemig Celular was notified of violation by the National Institute of Social Security – INSS due to joint and several liability for payment of the contribution to the INSS from service providers and for the withholding of 11% set forth in Law 9711/98. At December 31, 2008, Telemig Celular had booked a provision in the amount of R$3,547 for covering eventual losses arising out of the above referred notice of violation, substantiated in the opinion of its legal consultants. Telemig Celular effected an appeal-related deposit in the amount of R$5,799. The administrative proceedings are awaiting decision.

c) Other

At December 31, 2008, Vivo had administrative proceedings related to other taxes totaling the amount of R$1,288 (R$4,845 at December 31, 2007), for which provisions were booked based on the opinion of its legal consultants.

17.3.2. Possible Loss

Based on the opinion of its tax consultants, the Management believes that the resolution of the matters listed below will not produce an adverse material effect on its financial condition.

a) State Taxes

Vivo and Telemig Celular are parties to several actions under administrative (arising out of notices of tax delinquency) and judicial discussions related to the ICMS, in the whole domestic territory, which are listed below:

  At December 31, 2008, the discussions held by Vivo (DF, AC, PA, MS, MT, GO, RR, RO, TO and AM), totaled R$109,220 (R$67,489 at December 31, 2007), the main matters under controversy being: i) ICMS on eventual or supplementary services not typifying telecommunication services; ii) ICMS on international calls originated from Brazil to destinations abroad; iii) lack of proportional reversing entry of ICMS tax credit referring to the acquisition of property, plant & equipment used in the rendering of communication services and/or in the exits of tax-exempted or non-taxable goods; iv) ICMS on the free-of-charge rendering of telecommunication services, characterized by donation of credits to be consumed in the prepaid service plan; v) non-inclusion in the ICMS tax basis of the fine and default interest charged to defaulting customers; vi) purported noncompliance of ancillary obligations; others related to sales of goods; viii) late fine, eviction without cause; ix) ICMS on nonpayment of tax due to tax substitution for subsequent operations; x) ICMS on electric power credits; xi) ICMS arising out of the difference of tax calculated by Embratel in the DETRAF; xii) ICMS on annulment of rendering of telecommunication services; xiii) purported sales at conditional discounts.

  At December 31, 2008, proceedings related to Vivo (PR) totaled R$7,267 (R$3,981 at December 31, 2007), the main matter under controversy being the payment of ICMS beyond the due date and crediting of fixed assets.

  At December 31, 2008, proceedings related to Vivo (BA) totaled R$43,040 (R$43,686 at December 31, 2007), the main matters under controversy being: i) lack of a reversing entry proportional to the ICMS credit referring to the acquisition of property, plant & equipment, electric power and switching services arising out of the rendering of non-taxed communication services; ii) lack of a reversing entry of the ICMS credits related to the exits of handsets by way of lease and free lease, iii) payment of ICMS beyond the due date in the period from February to March 1998, iv) ICMS levied on “supplementary communication services”, v) lack of reversing entry of the ICMS credit related to long-distance calls and call center; vi) ICMS on activation, and vii) ICMS credits for amounts reversed due to customer complaints.

  At December 31, 2008, proceedings related to Vivo (SE) totaled R$35,406 (R$17,523 at December 31, 2007), the main matters under controversy being: i) lack of a reversing entry proportional to the ICMS credit referring to the acquisition of property, plant & equipment, electric power and switching services arising out of the rendering of non-taxed communication services; ii) lack of a reversing entry of the ICMS credits related to the exits of handsets by way of lease and free lease, iii) ICMS on the exit of goods by way of consignment; and iv) ICMS on “supplementary services of communication”.

  At December 31, 2008, proceedings related to Vivo (ES) totaled R$7,019 (R$6,900 at December 31, 2007), the main matters under controversy being: i) undue ICMS credit; and ii) ancillary obligations in relation to the bookkeeping of bills of sale.

  At December 31, 2008, proceedings related to Vivo (RJ) totaled R$150,268 (R$148,484 at December 31, 2007), the main matters under controversy being: i) ICMS levied on “supplementary services of communication”, ii) ICMS on activation, iii) ICMS on calls originated from administrative terminals and tests, iv) ICMS levied on services rendered to other telecommunication operators to certain non-exempted customers, v) ICMS on international calls, vi) lack of a reversing entry proportional to the ICMS credit referring to the acquisition of property, plant & equipment; vii) ICMS on the free-of-charge rendering of telecommunication service; viii) ICMS credit related to electric power; ix) ICMS on rendering of services in connection with telecommunication services; x) ICMS on additional FECP amounts (Fund for Erradição and Combate à Pobreza) arising out of the rendering of services related to telecommunication services; xi) disallowance of ICMS tax incentives referring to cultural projects and fines.

  At December 31, 2008, proceedings related to Vivo (RS) totaled R$28,047 (R$25,877 at December 31, 2007), the main matters under controversy being: i) payment of ICMS beyond the due date; and ii) ICMS on electric power.

  At December 31, 2008, proceedings related to Vivo (SP) totaled R$118,685 (R$99,965 at December 31, 2007), the main matters under controversy being: i) undue ICMS credits; ii) undue credit involving the launching of extemporaneous credit instruments; iii) ICMS credits for values reversed due to customer complaints (Convention 39/01); and iv) ICMS on discounts deemed as unconditioned.

  At December 31, 2008, proceedings related to Vivo (SC) totaled R$3,876 (R$1,803 at December 31, 2007), the main matters under controversy being: i) appropriation of income tax credit in excess of the limit permitted in the tax laws, relating to entries of goods the exit of which is entitled to the benefit of reduction of the tax calculation base; and ii) fine for noncompliance with a legal obligation.

  Telemig Celular has a judicial discussion in course with regard to the ICMS levied on contractual fine, which proceedings are awaiting decision by the court of appeals. At December 31, 2008 the amount is R$7,481.

b) Federal Taxes

The Company and its subsidiaries are parties to several tax proceedings within the federal scope in the whole domestic territory, which may be described as follows:

  Vivo is involved in an administrative discussion related to the increase of the PIS and COFINS calculation basis, which at December 31, 2008 totaled R$8,580 (R$2,652 at December 31, 2007). A decision is awaited in the Special Appeal filed with the Taxpayers Council with respect to the proceedings.

  Vivo is involved in an administrative discussion related to a tax delinquency notice issued with respect to COFINS in the amount of R$9,663, at December 31, 2008 (R$9,068 at December 31, 2007), referring to deductions related to losses incurred with derivative transactions in the calculation of the tax basis for this contribution. The discussion is awaiting decision by the Ministry of Finance Taxpayers Council.

  Tax delinquency notices were issued against Vivo totaling R$148,467 at December 31, 2008 (R$154,474 at December 31, 2007), the main matters under controversy being: i) use of part of the negative tax calculation base of the Social Contribution on Net Income for 1997 by the company which gave origin thereto by partial spin-off; ii) purported underpayment of IRPJ (Corporate Income Tax) and CSLL due to the fact that the tax inspection authority did not recognize certain expenses as being deductible; iii) alleged underpayment of IRRF (Withholding Income Tax) on remittances made abroad; and iv) adjustments to the IRPJ and CSLL calculation basis as a result of the reduction of the tax loss stated by the company. The discussions related to the above mentioned proceedings are in course in the administrative sphere.

  Vivo Participações is involved in an administrative discussion related to the purported underpayment of IRRF on remittances abroad. The total amount thereof at December 31, 2008 is R$20,923 (R$18,905 at December 31, 2007).

     In May 2007, Vivo Participações was served process for a tax execution totaling the amount of R$29,905 at December 31, 2008 (R$25,047 at December 31, 2007), related to the requirement arising out of the non-homologation of the statement of deduction against the negative balance of the IRPJ for calendar year 2000, fiscal year 2001. A lower court decision is awaited. In an addendum, about the same matter, Vivo Participações filed an action for annulment seeking the reversal of the tax delinquency notice, which is in course before the Federal Courts in São Paulo.

  Vivo Participações is involved in an administrative discussion related to tax delinquency notices issued against its merged company, Tele Leste Celular Participações S.A., in the amount of R$6,385, at December 31, 2008 (R$5,908 at December 31, 2007). The tax authority has alleged that the income tax was underpaid, due to excess of allocation to FINOR, FINAN or FUNRES, as ascertained in a due diligence carried out with respect to the Review of Tax Return – excess of investment in tax incentives. Decision by the administrative court of appeals is awaited.

  Tax delinquency notices were issued against Telemig Celular due to purported underpayment of IRPJ, including application of fine and denial of the request for refund and deduction of credits ascertained by the subsidiary in consequence of the overpayments of estimated IRPJ. In call the cases, the discussion is in progress in the administrative sphere and a final decision by the Taxpayers Council is awaited. At December 31, 2008 the amount was R$36,995.

  Tax delinquency notices were issued against Vivo for IRPJ, CSLL, COFINS and IRRF, the main matters under controversy being: i) undue deduction of tax losses of non-operating nature from operating profit calculated in a subsequent period; ii) purported underpayment of taxes; iii) non-confirmation of withholding income tax on financial statements in DIRF; iv) separate fine on the amount bookkept/declared and the amount paid. At December 31, 2008, the total amount came to R$42,129 (R$44,502 at December 31, 2007).

  Vivo is involved in administrative and judicial discussions about the underpayment of IRPJ, CSLL, PIS and COFINS, having in consideration the unlawful proportional credit of the taxes and disregard about the occurrence of voluntary disclosure. Vivo is involved in discussions solely related to the occurrence of the voluntary disclosure of these taxes. In December 2008 the amount in question totals R$18,937 (R$17,175 at December 31, 2007)

  Vivo Participações is involved in an administrative discussion related to tax delinquency notices the main matters thereof being: i) non-deductibility of the expense of interest on own capital (“JSCP”), having in consideration the noncompliance com information shown in the DIRF for the amounts of income tax (IR) withheld at source for the beneficiaries of the financial income; ii) purported underpayment of IRPJ and CSLL estimates; and iii) adjustments to the tax calculation bases of IRPJ and CSLL. The discussions related to the above mentioned proceedings are in progress in the administrative sphere. At December 31, 2008, the amount in question is R$90,802 (R$83,157 at December 31, 2007).

  Vivo is involved in administrative and judicial discussions seeking to reverse the debt balance related to tax debts for IRPJ, CSLL, PIS, COFINS and IRRF. This refers to debts activated in the SIEF system by reason of statements provided by the particular (DCOMP – Statement of Tax Deduction and PER/DCOMP – Statement of Tax Deduction electronically sent), not confirmed by the Federal Revenue Service of Brazil. The discussions are awaiting the end of the administrative discussion and final judgment in the judicial sphere. At December 31, 2008 the amount in question is R$197,864 (R$97,193 at December 31, 2007).

  Vivo Participações is involved in administrative and judicial discussions seeking to reverse the debt balance related to tax debts for IRPJ, CSLL, PIS, COFINS and IRRF. This refers to debts activated in the SIEF system by reason of statements provided by the particular (DCOMP – Statement of Tax Deduction and PER/DCOMP – Statement of Tax Deduction electronically sent), not confirmed by the Federal Revenue Service of Brazil. The discussions are awaiting the end of the administrative discussion and final judgment in the judicial sphere. At December 31, 2008 the amount in question is R$3,704.

  A tax delinquency notice was issued against Vivo in relation to the collection of purported debts for IRPJ and CSLL, in the amount of R$299,101 (R$238,911 at December 31, 2007), referring to the purportedly undue amortization of the premium ascertained in the acquisition of the equity interests in Companhia Riograndense de Telecomunicações (“CRT”) in calendar years 1997 and 1998. Judgment of the Appeal filed with the Ministry of Finance Taxpayers Council is awaiting decision with respect to this requirement.

  FUST: ANATEL, through its Precedent no. 7, dated December 15, 2005, voiced its understanding to the effect that: (i) “Among others, revenues to be transferred to the telecommunication service providers by way of payment for interconnection and for use of their network resources may not be excluded from the tax calculation bases of the contributions to the FUST”; (ii) “Among others, revenues received from telecommunication service providers by way of payment for interconnection and for use of their network resources may not be excluded from the tax calculation bases of the contributions to the FUST”.

  Whereas the second part of the Precedent is not in accordance with the provisions set forth in the sole paragraph of art. 6 of Law no. 9998, dated August 18, 2000, Vivo filed a writ of mandamus challenging the lawfulness of such requirement, the same having been granted a lower court favorable decision. A court of appeals decision is awaited.
  In January 2006, Telemig Celular also filed a Writ of Mandamus seeking to protect its lawful rights to continue paying the FUST without any increase in the tax calculation basis not provided for in the law.

  At December 31, 2008, the amounts in question are, for Vivo, R$225,549 (R$146,931 at December 31, 2007) and for Telemig Celular, R$33,102.

  In the understanding of the Management and of its legal consultants, there are possible chances of success in these proceedings, both in the administrative and judicial spheres.

  FUNTTEL: Vivo and Telemig Celular filed writs of mandamus against the Chairman of the Management Board of FUNTTEL and against the Deputy Secretary of the Ministry of Communications in order to ensure its clear legal right to calculate and pay the contributions to the FUNTTEL, under the terms of Law no. 10.052, dated November 28, 2000, without including the values of the transfers received by way of provision for interconnection and use of their network resources, such as expressly set forth in art. 6, paragraph 4 of Decree no. 3737, dated January 30, 2001, with the preliminary injunction having granted to this effect. In October 2008, a lower court judgment was rendered favorably to the operators. At December 31, 2008, the amount in question for Vivo is R$106,101 (R$60,489 at December 31, 2007) and for Telemig Celular is R$19,201.

  Accordingly, due to the lower court judgment, the liability to pay the FUNTTEL on interconnection revenues is suspended.

  The Ministry of Telecommunications has issued FUNTTEL assessment notices in relation to interconnection revenues. The legal consultants of the company have filed an administrative challenge, which is still pending judgment.

  In the understanding of the Management and of its legal consultants, there are possible chances of success in these proceedings, both in the administrative and judicial spheres.
  FISTEL: Vivo holds authorizations, which were granted by the Public Authorities by means of the Instrument of Authorization, for the exploitation of the Personal Mobile Service, for an indeterminate term; and other authorizations for using the radiofrequencies on a primary character, for the remainder of the term of the first license, renewable for further fifteen years.

At the time of the renewal of the validity term for use of the radiofrequencies in connection with the exploitation of the personal mobile service, ANATEL collects the Installation Inspection Fee – TFI referring to the issuance of new licenses assessed on the radio-base stations, mobile stations and radio-links.

Such collection results from the understanding, by ANATEL, that art. 9, item III of Resolution no. 255 would be applicable to this case, in such manner that the extension of term would be a taxable event of the TFI. Because it considers that the collection of TFI on mobile stations is undue, Vivo has administrative discussions in course with the ANATEL, which are awaiting decision.

At December 31, 2008, the amount in question is R$827,020 (R$281,978 at December 31, 2007).

Telemig Celular, also because it considers that the collection of TFI on the mobile stations is undue, upon receiving the official letter granting the extension of the term, together with the collection form for payment of the referred fee, it filed a motion to deny, which is awaiting judgment. In the understanding of the Management and of its legal consultants, there are possible chances of success in these proceedings. At December 31, 2008, the total amount in question was R$108,789.

  Others: Its subsidiaries have other proceedings the chances of success are possible, which total R$3,046 at December 31, 2008 (R$2,822 at December 31, 2007).

c) Local Taxes

Its subsidiaries are involved in several tax proceedings within local scope, which are described below:

  Because it is considered that the assignment of use of the telecommunications networks typifies communication services subject to assessment by the ICMS, rather than lease of personal properties, a tax delinquency notice was issued against Vivo in the municipalities of Salvador and Porto Alegre, which demand the payment of the ISS on the tariff of use of the mobile network (TUM). At December 31, 2008, the amount in question is R$56,910 (R$109,561 at December 31, 2007). The administrative discussion in Salvador is awaiting decision by the court of appeals. In Porto Alegre, the decision was favorable to Vivo.

  Vivo is involved in an administrative discussion related to the ISS in other municipalities which, at December 31, 2008, total R$32,886 (R$30,165 at December 31, 2007), the main matters under controversy being: i) ISS on complementary telephone services, value added to telephone services, publicity, activation, call identifier and telephone subscription; ii) non-withholding of the ISS on consultancy services rendered by Telefónica International (TISA) to Vivo. The proceedings are currently under discussion, some of them in the administrative sphere and others in the judicial sphere.

17.4. Guarantees

The Company and its subsidiaries granted guarantees in connection with tax, civil and labor proceedings, as follows:

Process	Property and Equipment	Judicial Deposits and On-Line Pledge	Letter Guarantee	Total
Tax	92,747	483,920	207,991	784,658
Civil and labors	13,119	131,480	47,139	191,738
Total	105,866	615,400	255,130	976,396

17.5. Tax Audit

In accordance with the Brazilian applicable laws, federal, state and local taxes and payroll charges are subject to auditing procedures to be carried out by the respective authorities, for periods from 5 to 30 years.

18. CONCESSION LICENSES

In 2007, the subsidiaries have acquired licenses for 1.9 MHz and 2.1 MHz (3G) through auctions conducted by ANATEL.

Auction of 1.9 Mhz Frequencies

On September 25, 2007, VIVO was the winning bidder of the Band L lots, except for lot 16 (area of Londrina- state of Paraná), and of lot 20 (North of Brazil), after the opening of the price bids carried out on that date in the headquarters of ANATEL. Band L includes the lots in the frequency range from 1895 to 1900 Mhz and from 1975 to 1980 Mhz, with 5 + 5 Mhz width, in all the regions served by the SMP.  Thus, Vivo filled its last “gap” of coverage.

In order to achieve this benchmark, Vivo offered 50.6% average premium over the minimum price set in the Invitation to Bid. Vivo’s offer was approximately R$169.7 million for all Band L lots acquired. However, pursuant to the rules provided for in the invitation to bid, the price to be paid refers to the remaining term of the pre-existing authorizations for each lot acquired, the term of which is always counted from the date of execution of the Instrument of Authorization referring to this bidding process. The amount resulting from the governmental bidding for Vivo totaled approximately R$50,300, without including the lots in the state of Minas Gerais.

Auction of 2.1 Mhz (3G) Frequencies

On December 18, 2007, Telemig Celular was declared the winning bidder in 2 lots (Minas Gerais - Sector 2 and Triângulo Mineiro - Sector 3) for the extension of third generation (3G) mobile services, with 10 + 10 Mhz width. The proposal of Telemig Celular for the lots purchased was approximately R$ 53.535.

On December 20, 2007, Vivo was declared the winning bidder in the Band J lots, with 10 + 10 MHz width, except for areas VII and X. In order to achieve this benchmark, Vivo has paid 92.5% average premium over the minimum price set in the Invitation to Bid. For all Band J lots acquired, Vivo offer was approximately R$1,147,693.

On April 29, 2008, the Company signed with ANATEL the Instruments of Authorization for use of this radiofrequency sub-bands for Vivo and Telemig Celular.

The terms of use of these licenses are for a period of 15 years, subject to a renewal period of 15 years. The amount of 10% has been already paid on the date of execution of the Instrument of Authorization. According to the contract, the remaining 90%, totaling R$ 1,032,924 and R$48,182 in Vivo and in Telemig Celular, respectively, may be paid in 6 equal and annual installments, with a grace period of 3 years, the amount to be paid being adjusted to the Telecommunications Industry Index - IST, plus 1% monthly, or until December 11, 2008 without adjustment. As for Vivo, the amount recorded was R$1,032,924, and is adjusted to the IST (period from December 2007 to December 2008) plus 1% monthly (period from April to December 2008), as stated in note 16.

The price payable for the 2.1 Mhz (3G) licenses was recorded as a counter-entry to the intangible assets. As for Telemig Celular, the amount recorded was R$44,691, less the discount to present value of R$ 3,491, which was recorded as financial expenses, as provided for in Law No. 11.638/07 and in CPC 12. At December 11, 2008, Telemig Celular paid to ANATEL the amount of R$48,182, without any interest or monetary adjustment whatsoever.

The authorizations that were granted to the subsidiaries, according to the areas where they operate, are described as follows:

Area of Service	Autorization Valid Until

Areas 1, 2 e 3:
São Paulo (Radio frequencies 800/1900/2100 MHz)	04/30/23 to 08/05/23
São Paulo (Ribeirão Preto, Guatapará e Bonfim Paulista) (Radio frequencies 800 MHz)	01/20/24
São Paulo (area of the Franca e região) (Radio frequencies 1900 MHz)	12/07/22

Area 3:
Rio de Janeiro (Radio frequencies 800/1900/2100 MHz)	11/29/20 to 04/30/23
Espírito Santo (Radio frequencies 800/1900/2100 MHz)	04/30/23 to 11/30/23

Area 4:
Sector 2 – Minas Gerais (except Triângulo Mineiro) (Radio frequencies 800/1900/2100 MHz)	04/29/23 to 04/30/23
Sector 3 – Minas Gerais (Triângulo Mineiro) (Radiofrequencies800/1900/2100 MHz)	04/28/20 to 04/29/23

Area 5:
Paraná e Santa Catarina (Radio frequencies 800/1900/2100 MHz)	04/08/13 to 04/30/23

Area 6:
Rio Grande do Sul (Radio frequencies 800/1900/2100 MHz)	12/17/22 to 04/30/23

Areas 7 e 8:
Distrito Federal (Radio frequencies 800/1900/2100 MHz)	07/24/21 to 04/30/23
Góias e Tocantins (Radio frequencies 800/1900/2100 MHz)	04/30/23 to 10/29/23
Mato Grosso (Radio frequencies 800/1900/2100 MHz)	03/30/09 to 04/30/23
Mato Grosso do Sul (Radio frequencies 800/1900/2100 MHz)	09/28/09 to 04/30/23
Rondônia (Radio frequencies 800/1.900/2100 MHz)	07/21/09 to 04/30/23
Acre (Radio frequencies 800/1900/2100 MHz)	07/15/09 to 04/30/23
Amazonas, Roraima, Amapá, Pará e Maranhão (Radio frequencies 800/1900/2100 MHz)	11/29/13 to 04/30/23

Area 9:
Bahia (Radio frequencies 800/1900/2100 MHz)	04/30/23 to 06/29/23
Sergipe (Radio frequencies 800/1900/2100 MHz)	04/30/23 to 12/15/23

Area 10:
Alagoas, Ceará, Paraíba, Pernambuco, Piauí e Rio Grande do Norte (Radio frequencies 1900/2100 MHz)	12/17/22 to 04/30/23

Renewal of the authorizations which will expire in 2009 have been already applied for with the regulatory agency, and none of them is expected to be denied.

19. OTHER LIABILITIES

	Company		Consolidated
	12.31.08	12.31.07	12.31.08	12.31.07
Prepaid services to be rendered	-	-	451,772	336,320
Reverse stock split (a)	103,121	74,978	244,090	116,807
Provision for disposal of assets (b)	-	-	183,387	145,947
Provision fidelity program	-	-	117,590	76,337
Provision for Pension Fund	-	-	12,372	3,960
Payables to related parties	372	168	3,906	847
Concession licenses	-	-	-	45,325
Others	471	14,998	9,260	16,779
Total	103,964	90,144	1,022,377	742,322

Current	103,644	89,824	820,233	546,169
Noncurrent	320	320	202,144	196,153

(a)   This refers to credit made available to the holders of shares remaining as a result of the reverse stock split of the capital stock of the Company and of its subsidiaries.

(b)   This refers to the costs to be incurred in connection with the eventual need of giving back to their owners the “sites” (locations for installation of Radio Base Stations – RBS of the controlled companies) in the same conditions as they were found at the time of the execution of the initial lease contracts thereof.

20. SHAREHOLDERS’ EQUITY

a) Capital Stock

At December 31, 2008, the Company's subscribed and paid-up capital was R$ 6,710,526, represented by shares with no face value, distributed as follows:

	Number of shares
	12.31.08	12.31.07
Capital stock
Common	134,150,345	524,931,665
Preferred	234,369,011	921,680,980
Total	368,519,356	1,446,612,645

Treasury shares
Preferred	(1,123,725)	(4,494,900)
Total	(1,123,725)	(4,494,900)

Shares outstanding
Common	134,150,345	524,931,665
Preferred	233,245,286	917,186,080
Total	367,395,631	1,442,117,745

The Special Shareholders’ Meeting held on September 11, 2008, approved the grouping of the 1,474,077,420 book-entry registered shares, with no face value, being 536,601,378 common shares and 937,476,042 preferred shares, representing the capital stock, in the proportion of four (4) shares for one (1) share of the respective type, resulting in 368,519,356 book-entry type registered shares, with no face value, being 134,150,345 common shares and 234,369,011 preferred shares, as set forth in article 12 of Law no. 6404/76.

b) Dividends and Interest on Own Capital

The preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the Bylaws, but are ensured priority in the reimbursement of the capital stock, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the fiscal year, calculated in accordance with article 202 of Brazilian Corporation law, and priority in receiving minimum non-cumulative dividends equivalent to the higher of the following amounts:

b.1) 6% (six per cent) per year on the amount resulting from the division of the subscribed capital by the total number of Company’s shares; or

b.2) 3% (three per cent) per year on the amount resulting from the division of the shareholders’ equity by the total number of Company’s shares, and also the right to participate in distributed profit under the same conditions applicable to common shares, after the common shares have been ensured of a dividend equal to the minimum priority dividend established for the preferred shares.

As from the General Shareholders’ Meeting held on March 27, 2004, the preferred shares are entitled to full voting rights, in accordance with article 111, paragraph 1, of Law No. 6404/76, since minimum dividends were not paid on preferred shares for three consecutive years.

At the General Shareholders’ Meeting held on March 15, 2007, the payment of dividends on the income for year 2006 to the holders of preferred shares was approved. However, the approved amount was lower than the minimum statutory value required for removing the right to vote of the preferred shares.

b.3) Dividends and interest on own capital not claimed by shareholders are forfeited in 3 (three) years, as from the date of the beginning of payment, as set forth in article 287, subparagraph II, item a), of Law No. 6404/76.

Dividends due were calculated as follows:

12.31.08
Net income	399,901
Appropriation to legal reserve	(19,995)
Adjusted net income	379,906
Minimum dividend (25% on adjusted net income)	(94,977)

Proposed interest on shareholders’ equity: (gross)	161,113
Withholding income tax	(24,167)
Proposed interest on shareholders’ equity (net)	136,946

Proposed additional dividend:	265,685

Proposed dividend and interest on shareholders’ equity:	402,631

Distribuition of interest on shareholders’equity

Number of common and preferred shares (excluded treasury shares)	367,395,631

Gross interest on shareholders' equity proposed per share (R$)	R$ 0.438528010149
Net interest on shareholders' equity proposed per share (R$)	R$ 0.372748808626

Distribution of dividends

Common shares (R$)	97,012
Preferred shares (R$)	168,673
Total	265,685

Number of shares
Common shares	134,150,345
Preferred shares (excluded treasury shares)	233,245,286

Dividend per share
Common shares	R$0.72315861
Preferred shares	R$0.72315861

c) Capital Reserves

c.1) Premium reserve

This reserve represents the excess of value at the time of the issuance or capitalization in relatin to the basic value of the share at the issuance date.

c.2) Special Premium Reserve

This reserve was booked as a result of the Corporate Reorganization processes described in note 7.2, as a counter-entry to the net assets transferred, and represents the future tax benefit to be earned by amortization of the premium transferred. The portion of special premium reserve corresponding to the benefit may be, at the end of each fiscal year, capitalized to the benefit of the controlling shareholder upon the issue of new shares. The increase of capital is subject to the preemptive rights of the non-controlling shareholders, proportionally to their respective interests, by kind and class, at the time of the issue, and the amounts paid upon the exercise of this right shall be directly delivered to the controlling shareholder, in accordance with the provisions in CVM Instruction no. 319/99.

The Meeting of the Board of Directors held on May 26, 2008 approved a capital increase of R$362,742, representing the tax benefit of the incorporated premium, and R$ 179,862 and R$ 182,880 for the years 2006 and 2007, respectively, with the issue of 31,959,675 new shares, being 11,669,713 common shares and 20,289,962 preferred shares, ensuring the preemptive right provided for in Article 171 of Law No. 6404/76, and the proceeds arising from the exercise of the preemptive right were credited to Portelcom Participações SA and Sudestecel Participações Ltda.

c.3) Tax Incentives

These represent the amounts invested in tax incentives in previous fiscal years.

d) Profit Reserves

d.1) Legal Reserve

The legal reserve is booked by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock or 30% of the capital stock added by the capital reserves. As from such limit, allocations to this reserve are no longer mandatory, as set forth in Art. 193 of Law no. 6404/76.

d.2) Reserve for Expansion

The reserve for expansion was booked with the purpose of holding funds for financing additional investments of fixed and current capital by allocation of up to 100% of the remaining net profit, after the legal determinations and the balance of the retained profits account for the fiscal year ended on December 31, 2008. This reserve is supported by a capital budget approved at the shareholders’ meetings.

d.3) Reserve for Contingencies and Treasury Shares

The amounts recorded result from the spin-off of Companhia Riograndense de Telecomunicações – CRT and are designed to guarantee an eventual court decision rendered with respect to judicial actions concerning capitalizations for fiscal years 1996 and 1997 occurred in that company.

e) Retained Earnings

Pursuant to the change introduced by Law no. 11.638/07, the net profit for the year must be entirely allocated in accordance with the provisions in articles 193 to 197 of Law no. 6404/76

21. NET OPERATING REVENUE

	Consolidated
	12.31.08	12.31.07
Franchise and use	10,013,953	8,000,754
Interconnection	6,140,301	5,109,277
Data and value-added services	2,049,801	1,330,552
Other services	244,121	98,008
Gross revenue from service	18,448,176	14,538,591

Value-added tax on services (ICMS)	(3,114,869)	(2,447,298)
Discounts granted	(812,745)	(474,139)
PIS e COFINS	(669,788)	(521,963)
ISS Service tax (ISS)	(5,478)	(5,893)

Net operating income from services	13,845,296	11,089,298

Gross income from handsets and accessories	3,258,070	3,105,703

Discounts granted	(1,009,701)	(1,144,698)
Value-added tax on services (ICMS)	(308,298)	(242,994)
PIS e COFINS	(196,994)	(167,791)
Returns of goods	(118,709)	(147,024)

Net operating income from sale of handsets and accessories	1,624,368	1,403,196

Total net operating income	15,469,664	12,492,494

There is not any customer who has contributed more than 10% of the gross operating revenue for fiscal years ended on December 31, 2008 and 2007.

22. COST OF GOODS SOLD AND SERVICES RENDERED

	Consolidated
	12.31.08	12.31.07
Interconnection	(2,146,713)	(1,618,216)
Depreciation and amortization	(1,669,468)	(1,378,923)
Taxes and contributions	(656,199)	(498,801)
Outside services	(520,905)	(425,753)
Rent, insurance and condominium fees	(281,509)	(209,923)
Leased lines	(274,254)	(226,190)
Personnel	(120,108)	(102,941)
Other consumables	(30,449)	(65,709)
Cost of services rendered	(5,699,605)	(4,526,456)
Cost of goods sold	(2,441,894)	(2,096,834)

Total	(8,141,499)	(6,623,290)

23. SELLING EXPENSES

	Consolidated
	12.31.08	12.31.07
Outsourced services	(1,913,309)	(1,635,977)
Depreciation and amortization	(520,608)	(457,166)
Costumer loyalty and donations	(429,216)	(310,856)
Advertising	(443,616)	(323,660)
Personnel	(338,229)	(302,310)
Allowance for doubtful accounts	(303,845)	(365,740)
Rent, insurance and condominium expenses	(66,115)	(66,439)
Other supplies	(89,478)	(70,635)
Total	(4,104,416)	(3,532,783)

24. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	12.31.08	12.31.07	12.31.08	12.31.07
Outsourced services	(12,985)	(13,485)	(463,419)	(529,091)
Depreciation and amortization	(11)	(53)	(336,536)	(308,532)
Personnel	(2,972)	(2,185)	(298,815)	(266,462)
Rent, insurance and condominium	-	(1)	(83,061)	(79,510)
Other supplies	(89)	(37)	(22,511)	(23,600)
Total	(16,057)	(15,761)	(1,204,342)	(1,207,195)

25. OTHER OPERATING REVENUE (EXPENSES), NET

	Company		Consolidates
	12.31.08	12.31.07	12.31.08	12.31.07
Recovered expenses	16,396	724	159,421	180,682
Fines	-	-	103,582	67,559
Shared infrastructure - EILD	-	-	95,017	52,764
Reversal of provisions	-	243	36,370	12,211
Rental properties	-	-	13,277	-
Amortization of goodwill	(417,511)	(380,746)	(480,161)	(380,746)
Provision for contingencies	(481)	(961)	(175,069)	(196,805)
FUST	-	-	(75,665)	(60,682)
PIS e COFINS	(279)	(95)	(64,241)	(51,979)
ICMS on other expenses	-	-	(48,034)	(60,387)
FUNTTEL	-	-	(37,802)	(30,376)
Amortization of deferred charges	-	-	(36,484)	(35,871)
Other taxes, fees and mandatory contributions	(22)	(278)	(13,893)	(32,970)
Sale and provision for lost on assets	(1,640)	(34)	(31,300)	(20,581)
Realization of provision for lost on investments	69,073	69,070	69,073	69,070
Others income (expenses)	4,365	(9,752)	16,048	(21,331)
Total	(330,099)	(321,829)	(469,861)	(509,442)

26. FINANCIAL INCOME (EXPENSES) AND MONETARY AND EXCHANGE VARIATIONS

	Company		Consolidated
	12.31.08	12.31.07	12.31.08	12.31.07
Financial income:
Income from financial transactions	36,820	34,101	345,704	208,824
(-) Pis e COFINS (a)	(36,353)	(22,848)	(41,507)	(22,848)
Total	467	11,253	304,197	185,976

Financial expenses:
Loans, financing and debentures	(203,252)	(186,355)	(442,249)	(289,077)
Derivative transactions	(4,652)	(6,239)	(321,423)	(222,196)
CPMF	(59)	(1,043)	(1,769)	(62,722)
Rebates	-	-	(39,134)	(30,487)
Other financial transactions	(3,155)	(12,344)	(58,117)	(54,818)
Total	(211,118)	(205,981)	(862,692)	(659,300)

Monetary and exchange variations:

In assets
Derivative transactions	-	-	792,780	11,626

In liabilities
Derivative transactions	1,390	(13,393)	48,133	(298,604)
Loans and financing	(1,550)	13,352	(841,552)	296,138
Suppliers and other transations	(9)	11	(78,565)	1,375
Total	(169)	(30)	(79,204)	10,535

 (a) These refer to Pis and Cofins levied on interest on own capital received from the subsidiaries.

27. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries monthly record provisions for income and social contribution taxes, on an accrual basis, paying the taxes based on the monthly estimate. Deferred taxes are recognized on temporary differences, as mentioned in Note 7. The breakdown of expenses with income and social contribution taxes is shown below:

	Consolidated
	12.31.08	12.31.07
Income and social contribution tax on goodwill amortization	(308,863)	(287,737)
Income and social contribution tax	(51,630)	(18,174)
Deferred income and social contribution tax	(109,009)	49,086
Total	(469,502)	(256,825)

Below is a reconciliation of the expense with income taxes disclosed, by eliminating the effects of the goodwill tax benefit, to the amounts calculated by applying combined statutory rates at 34%:

	Company		Consolidated
	12.31.08	12.31.07	12.31.08	12.31.07
Income (loss) before taxes	241,995	(79,421)	738,883	156,995

Tax credit at combined statutory rate (34%)	(82,278)	27,003	(251,220)	(53,378)

Permanent additions:
Nondeductible expenses - goodwill amortization	(118,469)	(105,970)	(146,953)	(105,970)
Other nondeductible expenses	(131)	-	(87,576)	(104,575)
Other additions	(3,631)	-	(10,473)	(1,870)
Permanent exclusions:
Equity pick-up, net of tax on interest on shareholders' equity	192,807	70,015	-	-
Other deductible expenses	11,819	11,819	40,557	11,843
Other exclusions	-	-	1,558	-
Unrecognized tax loss and temporary differences	(3,324)	(2,820)	(15,395)	(2,875)
Tax credit (debt)	(3,207)	47	(469,502)	(256,825)

28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

The Company and its subsidiaries are engaged in transactions involving financial instruments, the risks of which are actively managed by means of a set of initiatives, procedures and comprehensive operating policies.

The holding company’s and consolidated financial instruments are presented in compliance with CVM Resolution no. 566, dated December 17, 2008, which approved Technical Statement CPC 14, and with CVM Instruction 475, dated December 17, 2008.

a) General considerations

At December 31, 2008 and 2007, the main financial instruments, and their respective values by category, are as follows:

	Company
	2008			2007
	Fair value through results	Amortized cost	Total	Fair value through results	Amortized cost	Total

Assets
Cash and cash equivalents	10,706	-	10,706	13,793	-	13,793
Interest on shareholders´ equity and dividends	-	397,412	397,412	-	1,646,411	1,646,411
Advances to suppliers	-	35	35	-	36	36

Liabilities
Payroll and related accruals	-	555	555	-	1,805	1,805
Trade accounts payable	-	4,463	4,463	-	3,480	3,480
Taxes payable	-	46,028	46,028	-	24,364	24,364
Loans and financing	-	1,091,374	1,091,374	-	97,733	97,733
Interest on shareholders´ equity and dividends	-	407,473	407,473	-	7,862	7,862
Derivative contracts	1,213	-	1,213	17,008	-	17,008
Debentures	-	1,021,502	1,021,502	-	1,539,912	1,539,912
Other liabilities	-	103,964	103,964	-	90,144	90,144

	Consolidated
	2008			2007
	Fair value through results	Amortized cost	Total	Fair value through results	Amortized cost	Total

Assets
Cash and cash equivalents	2,182,913	-	2,182,913	2,190,990	-	2,190,990
Short-term investments pledged as collatera	88,822	-	88,822	59,467	-	59,467
Trade accounts receivable, net	-	2,578,498	2,578,498	-	2,178,745	2,178,745
Derivative contracts	632,751	-	632,751	10,495	-	10,495
Advances to suppliers	-	1,550	1,550	-	832	832

Liabilities
Payroll and related accruals	-	185,471	185,471	-	173,472	173,472
Trade accounts payable	-	3,726,324	3,726,324	-	3,069,308	3,069,308
Taxes payable	-	1,049,175	1,049,175	-	761,825	761,825
Loans and financing	-	6,924,731	6,924,731	-	2,845,557	2,845,557
Interest on shareholders´ equity and dividends	-	545,864	545,864	-	22,219	22,219
Derivative contracts	203,323	-	203,323	449,168	-	449,168
Debentures	-	1,078,425	1,078,425	-	1,539,912	1,539,912
Other liabilities	-	1,022,377	1,022,377	-	742,322	742,322

b) Considerations on risk factors which may affect the Company’s and its subsidiaries’ business

The main market risks to which the Company and its subsidiaries are exposed in the conduct of their activities are:

Credit Risk

The credit risk arises out of the eventual difficulty to collect the amounts payable for telecommunication services rendered to its customers and for sales of handsets to the distributors network, as well as the risk related to financial statements and accounts receivable for swap transactions.

The credit risk involved in the rendering of telecommunications services is minimized by a strict control of the customer base and active management of customers’ default, by means of clear policies regarding the sale of post-paid handsets. The customer base of the subsidiary companies has, predominantly, a prepaid system, which requires the prior charging and consequently entails no credit risk.
The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases.

The Company and its subsidiaries are also subject to credit risk originating from their financial investments and amounts receivable from swap transactions. The Company and its subsidiaries act in such a manner as to diversify this exposure among various world-class financial institutions.

Interest Rate Risk

This risk arises out of the portion of the debt and of the liability positions in derivatives contracted at floating rates, and involves the risk of the financial expenses increasing due to an unfavorable change in the interest rates.

The Company and its subsidiaries are exposed to the risk of increased interest rates, due to the liabilities portion of the derivative transactions (Exchange Hedge) and to CDI-referenced debts. The balance of financial investments, indexed to the CDI, partially neutralizes this effect.

Exchange Rate Risk

This risk arises out of the possibility of losses on account of exchange rate fluctuations, which may increase the outstanding balances of foreign currency loans.

The Company and its subsidiaries have contracted financial derivative transactions so as to protect themselves against exchange rate fluctuations arising out of foreign currency loans. The instruments used were swap contracts.

The table below summarizes the net exposure of the Company and its subsidiaries to the exchange rate factor at December 31, 2008 and 2007:

	December 31 2008
	In thousands of
	US$	€	¥
Loans and financing	(467,501)	-	(51,937,288)
Loans and financing - UMBNDES	(4,061)	-	-
Derivative instruments	467,308	-	51,937,288
Other liabilities	(33,104)	(20,044)	-
Total (insufficient coverage)	(37,358)	(20,044)	-

	December 31 2007
	In thousands of
	US$	€	¥
Loans and financing	(410,410)	(15,280)	(67,066,210)
Loans and financing - UMBNDES	(5,666)	-	-
Derivative instruments	413,522	15,280	67,066,210
Other liabilities	(43,404)	(35,502)	-
Total (insufficient coverage)	(45,958)	(35,502)	-

c.) Transactions with Derivatives

The Company and its subsidiaries entered into swap contracts in foreign currency at several interest rates, in a notional amount of US$515,606, and JPY51,594,615 (US$369,259, JPY66,065,284 and €15,234 at December 31, 2007). At December 31,2008, the Company had interest rate swap contracts in a notional amount of R$225,000 (R$1,097,596 at December 31, 2007) for interest rates in local currency (CDI) and the notional amount of R$110,000 of swaps indexed to the IGPM (R$110,000, at December 31, 2007). On December 31, 2008 the Company and its subsidiaries have no foreign currency swaps indexed at to foreign exchange rate (Libor). At December 31, 2007 the amount was US$52,480.

As required by Law no. 11.638/07, the Company and its subsidiaries started applying CPC 14 since the transition date on December 31, 2006. CPC 14 must be applied to all derivative instruments, and requires that such instruments are stated in the balance sheet at their fair value. Changes to the fair value of the derivatives are recognized in the income statement, save in case of compliance with specific accounting criteria such as hedge.

The derivative financial instruments intended for hedge and the respective items subject matter of hedge are monthly adjusted to the fair value, with due regard to the following: for those financial instruments classified as fair value hedge and evaluated as effective, the valuation or devaluation of the fair value of the item which is the hedge instrument and of the item subject matter of hedge must be recorded as a counter-entry to a proper revenue or expense account, in the income of the year.

The Company and its subsidiaries started designating certain swap contracts as fair value hedges (see table below) of a portion of the foreign currency debts (US Dollar and Japanese Yen), local interest rate (CDI) and IGPM.

The Company and Vivo calculate the effectiveness of these hedges at the beginning and continuously (at least on a quarterly basis) and the hedges contracted on December 31, 2008 showed to be effective in relation to the debts subject matter of such coverage. As long as these derivative contracts are identified as hedge accounting according to CPC 14, the covered debt is also adjusted to the fair value in conformity with the fair value hedge rules.

The CVM, by Resolution no. 550, issued on October 17, 2008, and by Instruction no. 475, issued on December 17, 2008, provided for that publicly-held companies are required to disclose, in a specific explanatory note, qualitative and quantitative information about all their derivative financial instruments, either recognized or not as assets or liabilities in their balance sheet.

Risk Management Policy

All contracting of derivative financial instruments for the Company and its subsidiaries is intended for protection against foreign exchange risk and variations in foreign and local interest rates arising out of financial debts, pursuant to a corporate policy of risk management. Accordingly, eventual variations in the risk factors generate an inverse effect on the subject matter they are intended to protect. Therefore, there are no derivative financial instruments for speculation purposes and 99.6% of the financial exchange liabilities are hedged.

The Company and its subsidiaries keep internal controls in relation to their derivative instruments which, in the opinion of the Management are adequate for controlling risks associated to each strategy of market action. The results obtained by the Company and its subsidiaries in relation to their derivative financial instruments show that the Management has properly managed risks.

Fair values of the derivative financial instruments

The fair values are calculated by projecting the future flows of the transactions, using the BM&F Bovespa curves and bringing them to present value using market DI rates for swaps disclosed by the BM&F Bovespa.

The market values of the exchange coupon swaps x CDI were obtained using the market exchange rates in effect at the balance sheet date and the rates projected by the market which were obtained from the currency coupon curves. For calculating the coupon of the positions indexed in foreign currency the linear convention of 360 calendar days was adopted and for calculating the coupon of the positions indexed to the CDI the exponential convention of 252 business days was adopted .

The financial instruments disclosed below are recorded with the CETIP, all of them being classified as swaps, not requiring a margin deposit.

				Notional		Fair Value		Cumulative effect (current period)
	Description							Amount receivable / (received)	Amount payable / (paid)
				2008	2007	2008	2007
	"Swap´s" of contract

	Asset Position
(1)	Foreign currency	Index	Rate	1,768,940	1,949,711	2,432,082	1,832,786	713,641	-
	ABN AMRO	USD	5.94%	78,079	211,635	112,188	193,712	33,233	-
	BANCO DO BRASIL	JPY	From 2,46% until 5,78%	301,899	421,021	504,863	387,221	180,674	-
	BRADESCO	USD	5.00%	29,128	351,377	43,676	328,946	13,125	-
	CITIBANK	USD	4.47%	181,230	218,372	205,044	206,803	61,394	-
	ITAÚ	USD	From 6,60% until 6,80%	643	14,557	657	14,196	-	-
	JP MORGAN	USD	4.18%	443,207	59,136	536,433	93,489	178,381	-
	PACTUAL	USD	From 4,85% until 6,51%	1,812	4,055	1,892	3,064	-	-
	SANTANDER	JPY	From 1,00% until 2,50%	542,296	641,584	835,118	581,882	246,834	-
	UNIBANCO	USD	0.00%	92,792	-	93,478	-	-	-
	VOTORANTIM	USD	From 6,26% until 8,09%	97,854	9,330	98,733	6,888	-	-
	BNP PARIBAS	USD	6.20%	-	18,644	-	16,585	-	-

(2)	Post Rate(CDI)			225,000	1,097,596	226,248	1,214,508	-	-
	BANCO DO BRASIL	CDI	100.00%	175,000	44,500	175,970	49,737	-	-
	BRADESCO	CDI	100.00%	50,000	456,152	50,277	504,850	-	-
	MERRILL LYNCH	CDI	100.00%	-	44,502	-	49,739	-	-
	SANTANDER	CDI	100.00%	-	552,442	-	610,182	-	-

(3)	Pre Rate (IGPM)			110,000	110,000	156,703	138,073	15,623	-
	UNIBANCO	IGPM	9.45%	110,000	110,000	156,703	138,073	15,623	-

	Liabilities position
	Post Rate (CDI)			(1,768,940)	(1,949,711)	(1,920,551)	(2,276,116)	-	202,109
	ABN AMRO	CDI	110.00%	(78,079)	(211,635)	(78,955)	(253,823)	-	-
	BANCO DO BRASIL	CDI	From 103,40% until 107,40%	(301,899)	(421,021)	(324,189)	(479,984)	-	-
	BRADESCO	CDI	110.00%	(29,128)	(351,377)	(30,551)	(386,030)	-	-
	CITIBANK	CDI	95.50%	(181,230)	(218,372)	(177,882)	(221,388)	-	34,233
	ITAÚ	CDI	100.00%	(643)	(14,557)	(1,172)	(15,000)	-	515
	JP MORGAN	CDI	96.00%	(443,207)	(59,136)	(452,853)	(173,880)	-	94,799
	PACTUAL	CDI	100.00%	(1,812)	(4,055)	(3,144)	(6,191)	-	1,252
	SANTANDER	CDI	From 106,00% until 111,00%	(542,295)	(641,584)	(588,284)	(703,446)	-	-
	UNIBANCO	CDI	74.80%	(92,792)	-	(127,030)	-	-	33,552
	VOTORANTIM	CDI	From 75,25% until 100,00%	(97,854)	(9,330)	(136,491)	(14,939)	-	37,758
	BNP PARIBAS	CDI	106.00%	-	(18,644)	-	(21,435)	-

	Pre Rate			(225,000)	(1,097,596)	(227,461)	(1,216,844)	-	1,214
	BANCO DO BRASIL	Pré	From 12,78% until 12,81%	175,000	44,500	(176,908)	(49,979)		938
	BRADESCO	Pré	12.81%	50,000	456,152	(50,553)	(505,084)		276
	MERRILL LYNCH	Pré	12.46%	-	44,502	-	(49,979)		-
	SANTANDER	Pré	From 11,30% until 12,62%	-	552,442	-	(611,802)		-

	Post Rate (CDI)			(110,000)	(110,000)	(141,080)	(128,690)	-	-
	UNIBANCO	CDI	107.00%	(110,000)	(110,000)	(141,080)	(128,690)	-	-

Provision withholding income tax	(96,513)	-
Amount receivable/payable withholding income tax, net	632,751	203,323
Balance of Balance Sheet Adjustment:	429,428

 (1)  Foreign currency swaps x CDI (R$2,432,082) – swap transactions contracted with maturity date until 2015, for protection against exchange variation risk in financing transactions of this kind (R$2,443,250).

(2)   Swap CDI X Pre (R$226,248) – swap transactions contracted with maturity date in January 2010, for partially protecting against local interest rate fluctuations in relation to debts and derivatives exposed in CDI (debts of R$2,368,017). For the other exposures to CDI (swap liabilities), the Company and its subsidiaries have short term financial investments based on the variation of the CDI (R$2,126,539 at December 31, 2008) as partial “natural hedge”. The book values of these financial investments are close to market values, because they are redeemed at short term.

 (3) Swap IGPM x CDI percentage (R$156,703) – swap transactions contracted with maturity date until 2010 with the purpose of protecting the flow identical to the debts at IGPM (R$156,703).

At December 31, 2008, assets in the amount of R$632,751 and liabilities in the amount of R$203,323 were recorded by the Company and its subsidiaries for recognition of the net derivatives positions as of that date.

Gains and losses in the fiscal year ended on December 31, 2008, grouped by contracts executed, were recorded in the income accounts (note 25), as required in CVM Resolution 550/08.

Below is a breakdown of the maturity dates of the swaps at December 31, 2008:

Description
"Swap´s" contracts	Maturity				Amount payable / receivable 12/31/2008
	2009	2010	2011	2012 and after
Foreign currency x CDI
ABN AMRO		33,232			33,232
BANCO DO BRASIL	172,557		8,117		180,674
BRADESCO	13,125				13,125
CITIBANK	(8,542)	(7,060)	(6,271)	49,035	27,162
ITAÚ	(515)				(515)
JP MORGAN	(25,056)	(17,356)	(15,892)	141,884	83,580
PACTUAL	(1,252)				(1,252)
SANTANDER	246,835				246,835
UNIBANCO	(33,552)				(33,552)
VOTORANTIM	(35,221)	(1,707)	(830)		(37,758)
Total	328,379	7,109	(14,876)	190,919	511,531

CDI x Pre
BANCO DO BRASIL		(938)			(938)
BRADESCO		(275)			(275)
Total	-	(1,213)	-	-	(1,213)

IGPM x CDI
UNIBANCO		15,623			15,623
Total	-	15,623	-	-	15,623

Provision withholding income tax	(96,513)
Amount receivable/payable withholding income tax, net	429,428
Balance of Balance Sheet Adjustment:	429,428

Analysis of sensibility to the risk variables of the Company and its subsidiaries

CVM Instruction provides for that publicly-held companies, in addition to the provisions in item 59 of CPC 14 – Financial Instruments: Recognition, Measurement and Evidencing, are required to disclose a statement of sensibility analysis, for each type of market risk deemed by the management to be material, originated by financial instruments, to which the entity is exposed at the closing date of each period, including all the transactions with derivative financial instruments.

In compliance with the provisions above, the most probable scenario, as evaluated by the Management, was the realization at the maturity dates of each of the transactions of what the market has been signalizing through the market curve (currencies and interests) of the BM&F and Bovespa. In this way, in the probable scenario, there is no impact on the fair value of the financial instruments already presented above. For scenarios II and III, deterioration of 25% and 50%, respectively, was considered in the risk variables until the maturity date of the financial instruments.

As the Company and its subsidiaries only have derivative instruments for hedging of their financial debt, changes in the scenarios are accompanied by the respective hedge objects, thus showing that the effects thereof are almost null. For these transactions, the Company has stated the balance of the subject matter (debt) and of the derivative financial instrument (hedge) in separate lines of the sensibility analysis table, in order to inform on the net exposure of the Company, in each of the three mentioned scenarios, as shown below:

Sensibility Analysis – Net Exposure

Operation	Risk	Scenario I	Scenario II	Scenario III

Hedge (Asset position)	Derivatives (Risk reduction USD)	1,092,100	1,456,427	1,870,991
Debt in USD	Debt (Risk increase USD)	(1,103,268)	(1,470,310)	(1,887,555)
	Net Exposure	(11,168)	(13,883)	(16,564)

Hedge (Asset position)	Derivatives (Risk reduction JPY)	1,339,982	1,678,732	2,019,046
Debt in JPY	Debt (Risk increase JPY)	(1,339,982)	(1,678,732)	(2,019,046)
	Net exposure	-	-	-

Hedge (Asset position)	Derivatives (Risk reduction IGP-M)	226,248	232,356	238,464
Debt in IGP-M	Debt (Risk increase IGP-M)	(226,248)	(232,356)	(238,464)
	Net Exposure	-	-	-

Hedge (Asset position)	Derivatives (Risk reduction CDI)	156,703	160,332	164,125
Debt in CDI	Debt (Risk increase CDI)	(156,703)	(160,332)	(164,125)
	Net Exposure	-	-	-

Hedge (CDI Liability position)	Derivatives (Risk increase CDI)	(2,061,631)	(2,162,494)	(2,226,791)
	Net Exposure	(2,061,631)	(2,162,494)	(2,226,791)

 Premises for the Sensibility Analysis

Risk Variable	Scenario I	Scenario II	Scenario III

USD	2.337	2.921	3.506
JPY	0.0258	0.0320	0.0390
IGP-M	9.81%	12.26%	14.71%
CDI	13.62%	17.03%	20.43%

The net exposure in CDI shown in the sensibility analysis does not reflect all the exposure of the Company and of its subsidiaries to the local interest rate, once the Company has debts indexed to the CDI, as already mentioned.

For calculate the net exposure, all derivate was a fair value, s well as associate debts (hedged).

The fair values, shown in the table above, depart from a portfolio position at December 31, 2008, however they do not reflect an estimate of realization due to the market dynamism, constantly monitored by the Company and its subsidiaries. The use of different premises may significantly affect the estimates.

29. POST-EMPLOYMENT BENEFIT PLANS

Vivo, together with other companies belonging to the former Telebrás System, sponsor private pension plans and medical assistance plans for retired employees under the same conditions of the publication for the last fiscal year, as follows: i) PBS-A; ii) PAMA; iii) PBS- Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular;  iv) TCP Prev and TCO Prev Plans; v) Visão Celular Benefit Plans - Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

The PBS-A and PAMA plans are administered by Fundação SISTEL de Seguridade Social – SISTEL.

Vivo, through its actuarial consultants, has prepared studies considering the impact of ordinary action no. 04/081.668-0, brought by ASTEL against Fundação Sistel de Seguridade Social, in which Telefonica and Telesp Celular (company that was merged into Vivo) are mentioned, in addition to Sistel, which action is related to the change in the costing system and review of other PAMA benefits. Based on the opinion of its tax consultants, the Management believes that at this time there is no payment risk, and at December 31, 2008 the chance of loss was classified as possible. At December 31, 2008 the amount in question was R$1,475 (R$1,301 at December 31, 2007).

On February 2, 2007, the process for transferring the administration of Sistel Social Security Foundation plans to Visão Prev - Sociedade de Previdência Complementar (“Visão Prev”) was approved, as follows: PBS Telesp Celular, TCPPrev, PBS Tele Centro Oeste Celular, TCOPrev, PBS Telesudeste Celular, Visão  Telerj Celular, Visão Telest Celular, PBS Teleleste Celular, Visão Telebahia Celular, Visão Telergipe Celular and Visão Celular CRT.

The eleven plans sponsored by Vivo were gradually transferred to Visão Prev until December 31, 2007, while the transfer of the assets of the plans occurred on May 2, 2007.

On August 21, 2007, the regulation of Vivo-Prev plan was approved, an individual plan of defined contribution, which has already been managed by Visão Prev. The contributions of Vivo to this plan are equal to the ones from the participants, varying from 0% to 8% of the participation wage, as a function of the percentage chosen by the participant.

The process of migration in which the participants of old plans could choose to migrate to the new Vivo-Prev plan started on March 01, 2008. This process of migration was completed on May 31, 2008, with massive adhesion to the new plan.

Telemig Celular individually sponsors a defined retirement benefits plan - Plano PBS Telemig Celular. Besides the benefit of supplementation, medical assistance (PAMA) is provided to retired employees and their dependents, at shared cost.

Telemig Celular also sponsors the CelPrev, a defined contribution plan. The participant can make three types of contributions to the plan, namely: (a) regular basic contribution: percentage varies from 0% to 2% of his participation salary; (b) additional regular contribution: percentage varies from 0% to 6% of that portion of his participation salary that exceeds 10 Standard Reference Units of the Plan; and, (c) voluntary contribution: percentage is freely chosen by the participant and applied on his/her participation salary. The sponsor can make four types of contributions, namely: (a) regular basic contribution: contribution equal to the participant’s regular basic contribution, less the contribution for defraying the cost of the sickness allowance and for defraying administrative expenses; (b) additional regular contribution: equal to the participant’s regular additional contribution, less the administrative expenses; (c) eventual contribution: voluntary contribution made at such times as may be determined by the sponsor; and (d) special contribution: contribution solely intended for those employees of the sponsor who are not participants of the PBS and who joined the plan within 90 days from the effective date of the CelPrev.

Actuarial provisions relating to the plans mentioned above are recorded in "Other liabilities" (Note 19).

Below is a breakdown of the provision for the defined benefits retirement plans and retired employees medical assistance plan at December 31, 2008 and 2007, as well as other information required in CVM Resolution no. 371 about such plans:

Plan	2008	2007
PAMA	11,853	3,308
Vivo Prev	-	652
TCP Prev	519	-
Total	12,372	3,960

1) Conciliation of Assets and Liabilities

	2008
	Total actuarial liabilities	Fair value of plan assets	Net liabilities (assets)
Vivo Prev	16,993	(26,747)	(9,754)
PAMA (i)	18,201	(6,348)	11,853
PBS (ii)	98,060	(141,149)	(43,089)
PBS-A (i) e (ii)	31,497	(42,870)	(11,373)
TCP Prev	519	-	519
TCO Prev (ii)	21,905	(29,004)	(7,099)
Visão (ii)	379	(5,774)	(5,395)
Cel Prev	1,364	(4,081)	(2,717)

	2007
	Total actuarial liabilities	Fair value of plan assets	Net liabilities (assets)
Vivo Prev	652	-	652
PAMA (i)	6,100	(2,792)	3,308
PBS (ii)	23,778	(33,648)	(9,870)
PBS-A (i) e (ii)	25,780	(41,812)	(16,032)
TCP Prev	3,220	(7,847)	(4,627)
TCO Prev (ii)	42,599	(59,623)	(17,024)
Visão (ii)	5,139	(24,073)	(18,934)

i) This refers to the proportional participation of the Company in the assets and liabilities of the multi-sponsored plan – PAMA and PBS-A;

ii) Although the PBS, PBS-A, TCO Prev, Visão, Vivo Prev and Cel Prev have recorded a surplus at December 31, 2008, not any asset was recognized by the sponsor due to the absence of outlooks for use of such surplus.

2) Changes in the net actuarial liabilities (assets)

	Net (asset) liability as of December 31, 2007	Balance of plans of Telemig Participações at 12.31.07	Expenses (income) recognized in income in 2008	Sponsor’s contribution	Actuarial (gains) losses for the year	Net (asset) liability as of December 31, 08
Vivo Prev	652	-	200	(1,200)	(9,406)	(9,754)
PAMA	3,308	3,193	1,100	(71)	4,323	11,853
PBS	(9,870)	(25,067)	(7,064)	(469)	(619)	(43,089)
PBS-A	(16,032)	(259)	(1,837)	-	6,755	(11,373)
TCP Prev	(4,627)	-	(112)	(7)	5,265	519
TCO Prev	(17,024)	-	(1,355)	(79)	11,359	(7,099)
Visão	(18,934)	-	(1,459)	(223)	15,221	(5,395)
Cel Prev	-	(719)	(337)	(73)	(1,588)	(2,717)

3) Changes in the actuarial liabilities

	Actuarial liabilities as of December 31, 2007	Balance of plans of Telemig Participações at 12.31.07	Cost of current service	Interest on actuarial liabilities	Benefits paid	Actuarial (gains) losses	Actuarial liabilities as of December 31, 2008
Vivo Prev	652	-	135	65	-	16,141	16,993
PAMA	6,100	8,280	140	1,527	(515)	2,669	18,201
PBS	23,778	58,102	1,958	8,627	(3,695)	9,290	98,060
PBS-A	25,780	699	-	2,745	(2,308)	4,581	31,497
TCP Prev	3,220	-	425	322	(13)	(3,435)	519
TCO Prev	42,599	-	692	4,510	(791)	(25,105)	21,905
Visão	5,139	-	684	519	(8)	(5,955)	379
Cel Prev	-	1,166	171	122	(44)	(51)	1,364

4) Changes in the plan assets

	Fair value of plan assets as of December 31, 2007	Balance of plans of Telemig Participações at 12.31.07	Benefits paid	Sponsor’s and employees’ contributions	Return on plan assets	Gains (losses) on assets	Fair value of plan assets as of December 31, 2008
Vivo Prev	-	-	-	(1,219)	-	(25,528)	(26,747)
PAMA	(2,792)	(3,790)	515	(71)	(618)	408	(6,348)
PBS	(33,648)	(107,919)	3,695	(1,435)	(15,221)	13,379	(141,149)
PBS-A	(41,812)	(1,133)	2,308	-	(4,580)	2,347	(42,870)
TCP Prev	(7,847)	-	13	(7)	(859)	8,700	-
TCO Prev	(59,623)	-	791	(84)	(6,529)	36,441	(29,004)
Visão	(24,073)	-	8	(234)	(2,646)	21,171	(5,774)
Cel Prev	-	(4,557)	44	(95)	(516)	1,043	(4,081)

5) Expenses (revenue) in 2008

	Cost of service	Cost of interest on actuarial obligations	Expected return on assets	Employees’ contributions	Cost of the amortization	Total
Vivo Prev	135	65	-	-	-	200
PAMA	140	1,527	(618)	-	51	1,100
PBS	1,958	8,627	(15,221)	(957)	(1,469)	(7,062)
PBS-A	-	2,745	(4,580)	-	(3)	(1,838)
TCP Prev	425	322	(859)	-	-	(112)
TCO Prev	692	4,510	(6,529)	(28)	-	(1,355)
Visão	684	519	(2,646)	(15)	-	(1,458)
Cel Prev	171	122	(516)	-	(115)	(338)

6) Estimated expenses (revenue) for 2009

	Cost of service	Cost of interest on actuarial obligations	Expected return on assets	Employees’ contributions	Total
Vivo Prev	2,554	1,611	(3,075)	(58)	1,032
PAMA	171	1,821	(671)	-	1,321
PBS	2,020	9,735	(15,634)	(996)	(4,875)
PBS-A	83	3,001	(4,977)	-	(1,893)
TCP Prev	66	49	-	(26)	89
TCO Prev	74	2,170	(3,183)	(7)	(946)
Visão	46	36	(644)	(14)	(576)
Cel Prev	182	134	(465)	(12)	(161)

7) Actuarial premises

	Discount rate used at current value of actuarial liabilities	Estimate return rate on plan assets	Future compensation growth rate	Medical costs growth rate	Benefits growth rate	Mortality table	Disability table
Vivo Prev	10.14%	11.15%	-	-	-	AT83 segregated by gender	Mercer Disability
PAMA	10.14%	10.88%	-	8.04%	-	AT83 segregated by gender	Mercer Disability
PBS	10.14%	11.15% to 11.19%	6.44%	-	4.90%	AT83 segregated by gender	Mercer Disability
PBS-A	10,14%	11,91%	-	-	4,90%	AT83 segregated by gender	-
TCP Prev	10,14%	11,15%	-	-	-	AT83 segregated by gender	Mercer Disability
TCO Prev	10,14%	11,15%	-	-	-	AT83 segregated by gender	Mercer Disability
Visão	10,14%	11,15%	7,10%	-	4,90%	AT83 segregated by gender	Mercer Disability
Cel Prev	10,14%	11,44%	7,10%	-	4,90%	AT83 segregated by gender	Mercer Disability

30. TRANSACTIONS WITH RELATED PARTIES

The main transactions with unconsolidated related parties are:

a) Communication via local cellular phone and long distance and use of network: these transactions are carried out with companies of the same controlling group: Telecomunicações de São Paulo S.A. - TELESP and subsidiaries. Part of these transactions was carried out in conformity with agreements entered into between TELEBRAS and the concessionaires prior to the privatization, under conditions regulated by ANATEL. It includes roaming services to customers of Telecomunicações Móveis Nacionais – TMN and several companies related to the Telefónica Group in the Company’s network.

b) Technical Assistance: this refers to business consultant services provided by PT SGPS and technical assistance by Telefonica S.A., Telefonica International S.A., calculated on the basis of a formula provided for in the contracts that includes the variation in LAIR (Profit Before the Income Tax) and the variation in PN and ON shares which determine a coefficient that is applied to the service revenues. In the case of the operation of the branch office in Rio Grande do Sul, its contract provides for only a fixed percentage on the service revenue. The above referred contracts were terminated on August 04, 2008.

c) Rendering of corporate services: these were transferred to the subsidiaries at the cost actually incurred in these services.

d) Telephone assistance services: services provided by Atento Brasil S.A. and Mobitel S.A. – Dedic to users of telecommunication services, contracted for 12 months, and renewable for an equal period.

e) System development and maintenance services: rendered by Portugal Telecom Inovação Brasil S.A. and Telefonica Pesquisa e Desenvolvimento do Brasil Ltda.

f) Logistics operator and financial and accounting consultancy services: rendered by Telefonica Serviços Empresariais do Brasil Ltda.

g) Voice portal content provider services: rendered by Terra Networks Brasil S/A.

h) International roaming services: provided by Telefonica Móviles España S.A and Telecomunicações Móveis Nacionais – TMN.

We summarize below balances and transactions with non-consolidated related parties:

	Consolidated
	12.31.08	12.31.07
Assets
Accounts receivable, net	244,341	189,011
Intercompany credits	12,929	10,661
Liabilities:
Suppliers and accounts payable	389,925	263,860
Technical assistance	170,178	189,696
Payables to related parties	4,070	847

Statement of operations	Consolidated
	2008	2007
Revenue from telecommunications services
Telecomunicações de São Paulo S,A, - Telesp	1,888,625	1,684,492
Telefónica S,A,	-	1,424
Telefonica Serviços Empresariais do Brasil Ltda	244	-
T,Empresas Brasil	578	-
A,Telecom	8,305	-
Atento Brasil S,A,	1,495	-
Telecomunicações Móveis Nacionais – TMN	610	225
Operadoras Grupo Telefónica (roaming internacional)	3,061	-
Balance at December 31	1,902,918	1,686,141

Statement of operations	Consolidated
	2008	2007
Expenses:
Cost of services:
Telecomunicações de São Paulo S,A, – Telesp	(173,492)	(121,930)
Telefonica Empresas Brasil S,A,	(4,691)	(5,361)
Telefónica Moviles Espana S,A,	(406)	(1,558)
Portugal Telecom Inovação Brasil Ltda	(1,377)	(982)
Primesys Soluções Empresariais S,A,	-	(188)
Telecomunicações Móveis Nacionais – TMN	(69)	(39)
Telefonica Serviços Empresariais do Brasil Ltda	(20)	-
T International Wholesale	(69)	(211)
T International Wholesale – Brasil	(4,197)	-
T, Móviles Colômbia	(126)	-
Balance at December 31	(184,447)	(130,269)

Other operating income (expenses), net
Atento Brasil S,A,	(314,501)	(242,767)
Mobitel S,A, – Dedic	(243,388)	(221,298)
Telefonica Serviços Empresariais do Brasil Ltda	(60,281)	(48,057)
Terra Networks Brasil S,A,	(2,060)	(1,957)
Portugal Telecom Inovação Brasil Ltda	(9,918)	(4,931)
T International Wholesale S,A,	(57)	(290)
Telecomunicações Móveis Nacionais – TMN	-	(40)
Telecomunicações de São Paulo S,A, – Telesp	(35,096)	(61,696)
Portugal Telecom SGPS S,A,	(44,800)	(62,190)
Telefónica S,A,	40,708	(56,779)
TBS Celular Participações Ltda	(7,865)	(11,644)
Cobros Gestão de Serviços	(1,380)	-
Telefonica Pesquisa e Desenvolvimento do Brasil Ltda	(889)	(935)
Primesys Soluções Empresariais S,A,	184	(110)
Telefonica Empresas Brasil	612	602
Atelecom	8	-
Balance at December 31	(678,723)	(712,092)

Net financial income (expenses)
Telefónica S,A,	(22,357)	5,745
Telefónica International S,A,	(4,376)	2,837
Portugal Telecom SGPS S,A,	(15,871)	1,460
Primesys Soluções Empresariais S,A,	-	169
Balance at December 31	(42,604)	10,211

31. DIRECTORS’ AND EXECUTIVE OFFICERS’ FEES

In fiscal years 2008 and 2007, the directors’ and executive officers’ fees totaled R$8,162 and R$6,173 in the consolidated statement and R$2,111 and R$1,623 in the holding company, respectively, and were recorded as expense.

32. INSURANCE (CONSOLIDATED) (NOT REVIEWED BY AN INDEPENDENT AUDITOR)

The Company and its subsidiaries adopted a policy of monitoring risks inherent to their transactions. For this reason, as of December 31, 2008, the Company and its subsidiary had insurance contracts in place for coverage of operating risks, civil liability, health risks, etc. The Management of the Company and of its subsidiaries considers that the amounts of such contracts are sufficient to cover potential losses. The main assets, liabilities or interests covered by insurance and their respective amounts are shown below:

Type of Insurance	Insured amounts
Operating risks	R$18,586,501
General Civil Liability– RCG	R$4,576
Automobile (fleet of executive vehicles)	100% da Tabela Fipe, R$220 for Corporal and Material

33. AMERICAN DEPOSITARY RECEIPTS (ADR) PROGRAM

On November 16, 1998, the Company started trading ADRs on the New York Stock Exchange (NYSE) under ticker symbol "TCP" and since March 31, 2006 under ticker symbol "VIV" (in accordance with the decision by the Special Shareholders’ Meeting of February 22, 2006), with the following main characteristics:

  Type of shares: preferred

  Each ADR represents 1 (one) preferred share

  The shares are traded in the form of ADRs on the New York Stock Exchange under ticker symbol "VIV"

  Foreign depositary bank: The Bank of New York

  Custodian bank in Brazil: Banco Itaú S/A.

34. LIENS, EVENTUAL LIABILITIES AND COMMITMENTS

The subsidiaries have undertaken commitments with lessees of several stores and “sites” where the radio-base stations (ERB’s) are installed, which commitments were already contracted at December 31, 2008, in the amount of R$5,656,604, as shown below:

Year	Amount
2009	559,085
2010	553,679
2011	554,345
2012	550,097
2013 and after	3,439,398
Total	5,656,604

35. “COMBINED” FINANCIAL STATEMENTS – (NOT REVIEWED BY AN INDEPENDENT AUDITOR)

In order to offer proper comparison, we are presenting below the consolidated and “combined” financial statements, considering that the acquisition of the share control of Telemig Participações had already occurred on January 01, 2007.

This information is presented only for allowing additional analysis resulting from the comparison of balances and transactions. It does not purport what might have occurred if the companies were already under common control and does not purport to represent the financial statements of one corporate entity separately nor necessarily indicate future results.

Because it refers to combined information, that is, a simple sum of the accounting items, for preparation of the income statements, minority interests were not taken into consideration.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2008 AND “COMBINED” BALANCE SHEET AS OF DECEMBER 31, 2007

ASSETS	12.31.08	12.31.07
	Consolidated	“Combined”
CURRENTE:
Cash and cash equivalents	2,182,913	2,921,562
Short-term investments pledged as collateral	41,487	32,359
Trade accounts receivable, net	2,578,498	2,411,695
Inventories	778,704	411,902
Advances to suppliers	1,550	1,275
Deferred and recoverable taxes	2,358,647	1,920,093
Derivative contracts	347,448	1,530
Prepaid expenses	316,622	235,737
Other assets	321,384	204,188
Total current assets	8,927,253	8,140,341

NONCURRENT ASSETS:
Long-term assets:
Short-term investments pledged as collateral	47,335	27,108
Deferred and recoverable taxes	2,720,322	2,695,687
Derivative contracts	285,303	8,965
Prepaid expenses	80,206	61,024
Other assets	46,291	59,975
Investments	1,424,389	667,542
Property, plant and equipment, net	7,183,908	7,047,323
Intangível, líquido	3,014,704	1,799,566
Deferred assets, net	55,393	58,833

Total noncurrent assets	14,857,851	12,426,023

Total assets	23,785,104	20,566,364

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2008 AND “COMBINED” BALANCE SHEET AS OF DECEMBER 31, 2007

LIABILITIES AND SHAREHOLDERS’ EQUITY	12.31.08	12.31.07
	Consolidated	“Combined”
CURRENT
Payroll and related accruals	185,471	208,267
Trade accounts payable	3,726,324	3,453,302
Taxes payable	785,603	711,679
Loans and financing	3,098,346	1,459,604
Debentures	21,502	539,912
Interest on shareholders’ equity and dividends	545,864	81,638
Provision for contingencies	91,136	81,395
Derivative contracts	105,352	438,876
Other liabilities	820,233	709,819
Total current liabilities	9,379,831	7,684,492

NONCURRENT LIABILITIES:
Long-term liabilities:
Taxes payable	263,572	193,844
Loans and financing	3,826,385	1,533,561
Debentures	1,056,923	1,006,226
Reserve for contingencies	102,947	126,641
Derivative contracts	97,971	102,327
Concession licenses	-	69,987
Other liabilities	202,144	154,021
Total noncurrent liabilities	5,549,942	3,186,607

MINORITY INTEREST	587,804	177,605

Shareholders’ equity:
Capital stock	6,710,526	6,862,784
Treasury shares	(11,070)	(11,070)
Capital reserves	708,574	1,146,422
Income reserves	859,497	951,875
Retained earnings	-	567,649
Total shareholders’ equity	8,267,527	9,517,660

Total liabilities and shareholders equity	23,785,104	20,566,364

 “COMBINED” STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2008 and 2007

	2008	2007
Revenue from service	18,925,467	16,353,186
Sale of handsets and accessories	3,286,183	3,223,252
Gross operating revenue	22,211,650	19,576,438

Deductions from gross revenue	(6,392,732)	(5,722,930)

Net operating revenue	15,818,918	13,853,508

Cost of services provided	(5,859,332)	(5,099,733)
Cost of goods sold	(2,473,248)	(2,236,390)

Gross profit	7,486,338	6,517,385

Selling expenses	(4,184,257)	(3,851,302)
General and administrative expenses	(1,249,652)	(1,361,570)
Other operating income(expenses), net	(215,382)	(461,788)
Operating expenses	(5,649,291)	(5,674,660)

Operating income before net financial expenses	1,837,047	842,725

Financial expenses	(891,124)	(710,259)
interest on shareholders’ equity paid	(172,964)	(10,107)
Financial income	350,358	270,992
Monetary and exchange variation, net	(79,193)	13,029

Net income(loss) before taxes and reversion of the interest on shareholders’ equity	1,044,124	406,380

Income and social contribution taxes	(574,193)	(338,279)
Change in Shareholders’ Equity that not affecting the result	-	1,007

Income(loss) before reversion of the interest on shareholders’ equity	469,931	69,108

Reversion of the interest on shareholders’ equity	172,964	10,107

Net income for the year	642,895	79,215

36. SUBSEQUENT EVENTS

On January 14, 2009, Telemig Celular fully settled the US$80,000 loan agreement in Unsecured Senior Notes, at interest rate of 8.75% per year, with scheduled maturity date on January 20, 2009. The total amount paid for principal and interests was R$192,559 at the settlement date.

Additionally, on this same date, Telemig Celular settled the financial transactions with derivatives (Swaps), also in the amount of US$80,000, which had been contracted for reducing the exchange variation risks of the foreign currency loan. The maturity of these contracts were scheduled for January 14, 2009 and the amounts paid totaled R$70,800 at the payment date.

MANAGEMENT REPORT

The management of Vivo Participações S.A. (Vivo), the holding company of Vivo S.A. and of Telemig Celular Participações S.A., the latter, on its turn, being the holding company of Telemig Celular S.A., in compliance with legal and statutory provisions, hereby submits the Management Report and Financial Statements of the Company, together with the Independent Auditors’ and the Statutory Audit Council’s reports, for the fiscal year ended on December 31, 2008.

Message from the Chief Executive Officer

From any view point of analysis, 2008 was an excellent year for Vivo. We reaffirmed our market leadership with a market share of 29.8%. This means that, out of the 150.6 million Brazilians owning cellular phones in the end of December 2008, 44.9 million were our customers. In terms of revenue per user, our share was still higher: 33%. The financial income earned in the year is extremely significant. The net operating revenue grew 14.2% over 2007, recording R$ 15,819.1 million. The EBITDA margin of 30.8% on the operating revenue is 5.2 percentile points higher than it was last year. In the same comparison, the net profit calculated in accordance with the corporate law was responsible for reversing the negative result recorded in the previous year, totaling R$ 389.7 million.

Throughout this report, the reader will be able to find other indicators reflecting the strong performance recorded by Vivo in the year. As much important as the figures themselves, it is to show how we arrived to such performance – the reasons which reassure that we are trailing a self-supported progress path.

Undoubtedly, year 2008 was a period of major achievements, among which are our starting to operate in Minas Gerais state, the opening of our operations in the Northeast region, and the launching of 3.5G – WCDMA/HSUPA services. But what is in the core of these and other achievements is something to be sought in a strategy that started to be developed in 2005, demanding sound and courageous decisions. We fought fraud and cloning problems, unified systemic platforms and carried out a corporate reorganization creating one sole operator (instead of the existing 14) and one sole holding company (instead of 5). We made a daring decision: to build a GSM network (which technology became the prevailing one) overlapping the CDMA network, in such manner that our customers could be able to talk in the whole domestic territory and in more than 170 countries. In 2007, we acquired Telemig Celular, in order to start operating in Minas Gerais state, as well as the 1.9 (Northeast) and 3G bands. These actions were responsible for giving rise to the 2008 achievements.

Connectivity, the essence of a network society

If our course involved different fronts of action, they all converged at one and only point: to make VIVO the company offering the best quality from the customers’ viewpoint. We have thus centered all our recourses and efforts in all that matters to the customer: services, customer relations and billings/recharge.

As a result we have built the differential that has set VIVO apart and transformed our quality-based standing into concrete facts. In this process, we have also conceived a set of key elements to create conditions to enable a greater number of persons to connect to each other at any time and any place, fostering a more humane, safer, smarter and enjoyable way of living. This is our mission in the context of a network society. It emerges from connectivity and mobility technologies and radically transforms the way of being and existence of people, companies, production lines and generation of wealth.

To provide more and better services that foster a network society is to create potential opportunities of development and progress – for people, corporations, society in general, and the country.

At the same time it is both a privilege and a challenge to be a company whose core business is basically to connect persons to one another. The better we are at this role, the more will we able boost this virtuous circle to help establish the dynamics that will reflect in the growth of our own businesses.

Connectivity – with quality, in any place

We have invested in the expansion of our network across Brazil and in the improvement of our operations so that we could offer customers greater coverage and a better signal quality. We now operate in the state of Minas and in those of the Northeast Region. At the closing of 2008, our network covered more than 3,000 Brazilian municipalities. The project to implement our 3G network, started this same year, enabled us boast the greatest coverage also for this technology at the end of December, a technology that provides high-speed data transmission and Internet access.

We have brought about this growth while maintaining a high standard of quality both in services and customer relations. We rank first on the ANATEL’s quality ranking, having met 99.5% of our goals. In December, when the new regulations on call center services came into force, we were the only company in the telecommunications business that proved ready to comply with the regulations.

At the same time, we have upgraded our billing and recharge systems, making sure that our customer is sent an invoice within the foreseen time and may recharge a cell phone in any location at a fair price. For the second year in a row, the VIVO Escolha (Vivo Choice) plans – which combine simplicity with flexibility – were pointed out as the most economical, according to a market study conducted by the Brazilian Consumer Protection Association (Proteste).

Quality services and customer relations and offers and prices that meet consumer expectations have contributed towards VIVO customers being the most satisfied on the market.

 A sound connection with the customer base

Trailing a different path than the market’s, and resorting to heavy artillery aimed at  capturing new customers to increase market share, we put our efforts into strengthening relations with our customer base. They were the main target public in the promotions we made of our best products and services. One such example was the launch of the iPhone. The object of desire of innovation zealots, VIVO’s iPhone was initially offered to its customers. They were allowed to reserve the product beforehand and buy it without the hassle of having to face queues. We expressed our recognition of the value and our efforts to privilege and benefit VIVO customers in a number of other campaigns and initiatives.

As a result of this strategy, we have managed to retain the most active customers on the market. This has resulted in our very low churn rates (an annualized 31.3%) and our share of income per user being higher than the market share. A satisfied customer will not move over to a competitor. And more: this customer brings new customers since he will be the spokesman of the advantages of VIVO. This strategy has brought good results. Our 30.8% EBITDA margin is one of the highest reported in the mobile telecommunications business.

In addition, to ensure customer loyalty means less acquisition expenses. It also reduces commercial costs, increasing the capacity to generate greater cash flows that can be invested in the network, quality, and in projects that influence customer satisfaction. Combined with strict internal controls, we have managed to maintain our costs at a level below that of revenue growth, thereby generating the extra margins to fund VIVO’s growth ambitions.

The connection with our people

If the strategy focused on quality and customer satisfaction has been a success it is because we have managed to stimulate another network in support of this cause: our employees. Adding those on the payroll with the contractors, there are over 8,400 persons committed to fulfilling these goals. This is only possible in a healthy and stimulating work environment, something we strive to cultivate, as evidenced by VIVO being listed among the 150 best companies to work with in Brazil.

Intense and transparent internal communications, corporate campaigns and other tools are used to maintain our employees fine-tuned to our company strategies and goals, and to motivate them to do more for the customer. Among various other instruments, we created an interactive portal Mais Vivo, which encourages professionals to keep informed of and updated on issues related to our business, and to interact through communities and chat rooms.

The connection with the community

The good results in 2008 also include the social and environmental responsibility projects undertaken by VIVO. A pioneer cell phone, accessories and batteries recycling program, Vivo Recicle Seu Celular, registered a record 1.5 million items collected and sent either to be recycled or adequately disposed of. Awarded the “Top Citizenship” prize by the Brazilian Human Resources Association, it is an example of what a network of persons committed to a cause can do to improve the environment. We closed the year with over 3.400 collection points, a huge advance when compared to the 161 stores engaged in the cause in 2007.

We also moved forward in our efforts to include the disabled, with projects such as Eu Vivo Remando, which set up the first adapted rowing team in Brazil, and trains youngsters to represent VIVO in the future in professional rowing contests. Another relevant contribution was made by the VIVO Volunteer Network, which produced over 200,000 pages in Braille and over 150 hours in audio books.

Connectivity with the future

Brazil boasted over 150 million cell phones at the end of the year. Once again the market grew by over 20% per year. In this universalization process, the cell phone has registered a growing penetration in the lower-income classes. They have increased the number of persons that make up the network society we mentioned at the beginning of this message, and have been given greater opportunities to generate income, gain access to cultural events, information, education, security and entertainment. In other words, they have a better chance of growth and social mobility. As they do so, they fuel the development and progress of this country.

Our service is essential to keep people connected and as a result of being connected, identifying new windows of opportunity – both in times of economic stability and also of crisis. We are seeing the beginning of a new era, an era of knowledge and information, of the network society. And the current context invites us – as citizens, as a company, as a country – to seriously think about what kind of future we want. Do we want to lead this transition from an industrial society to an information society, or to stick to old strategies and be mere spectators of this process. To invest in the national broadband, for example, may make all the difference to Brazil in terms of education, social and economic development, inclusion of a greater number of citizens in the consumer market.

VIVO has chosen the first option. We believe in the essentiality of our services. We will continue to invest in order to expand our network, to improve the quality of our services and add value to them, to allow people to be increasingly connected and to allow an increasingly greater number of people to be connected. Connecting people is our business; to do so with the best quality is our focus. In this way we have earned the trust of our customers, employees, partners, of society, our investors and shareholders. Therefore, when we look at the 2008 results, we must look beyond the significant figures. These were produced as a result of a consistent strategy, determinedly and courageously pursued by VIVO in the last few years, which will pave the way to its future trajectory of sustainable growth.

1 – The Political and Economic Situation

The international scene in 2008 was marked by the slowing down of economic growth. The US economy, impaired by the increase in the delinquency rate, registered negative growth in gross domestic product in third quarter 2008. This retraction also hit other developed economies. Different countries in the Euro Zone suffered two consecutive drops in gross domestic product, characteristic of a recession. The practical effect of this scenario was that the world’s gross domestic product lost impulse in 2008. According to IMF estimates, global GDP dropped from 5.0% in 2007 to 3.0% in 2008. The economies of the developed countries were hit the hardest, with a decrease in average growth rate to 1.5%, from 2.6%, according to the same source.

The Brazilian economy’s balance of payments did not come out unscathed by this international situation. Throughout 2008, the balance of current transactions with the rest of the world changed significantly. The change in Brazilian export figures during the year was a result of, among other factors, the slump in international demand, which impacted the prices and quantities of exported products. The trade balance amounted to US$ 24.7 billion, down US$ 15.3 billion in relation to the previous year. Because of this reduction, the current account balance in 2008 decreased to -US$ 28.3 billion, as compared to +US$ 1.5 billion in 2007.

Besides the drop in the current account balance, there were also changes in the capital and financial account. Incoming direct foreign investments (DFI) continued surprisingly auspicious, with a record volume of US$ 45.1 billion accumulated in the year. However, due to a greater aversion to risk on the international scenario, portfolio investments such as long-term bonds and variable-yield instruments were redeemed in the last four months of 2008. The capital and financial account dropped to US$ 33.0 billion in 2008 (from US$ 89.0 billion in 2007). As a result of the combination of the changes in the current account and capital and financial account balances, the final balance of payments figure decreased from US$ 87.5 billion in 2007, to US$ 2.9 billion in 2008.

This balance of payments deterioration had repercussions in the evolution of the exchange rate. The upward trend of the Brazilian currency appreciation registered since 2003 was interrupted in the last four months of 2008. The exchange rate of R$1.00/US$ 2.34 reported at the end of 2008 was higher than last year’s R$1.00/US$ 1.77, evidencing a 32.2% deterioration in the Brazilian currency value.

Differently from former years, the depreciation registered in 2008 did not raise the public debt level. In fact, net public debt fell to 36.0% of gross domestic product, its lowest since 1998. This was due, among other factors, to Brazil’s accumulated reserves, which exceeded public debt. As a result, instead of an international debtor, Brazil has become an international creditor. This new status fostered the investment risk rating of Brazilian government debt bonds by two credit rating agencies, Standard & Poor’s and Fitch Ratings, in April and May 2008, respectively.

On the other hand, Brazilian currency depreciation influenced the behavior of inflation on the domestic market. The increase in consumer prices, measured by IPCA, reached the level of 5.9% in 2008. This is still less than the ceiling rate of 6.5% targeted by Brazilian Central Bank, but higher than its chief goal of 4.5%. The General Price Index – Market (IGP-M) rose by 9.8% in 2008. This is the highest level attained by this index since 2004. It should be mentioned, however, that the 2008 price indexes were particularly affected by the international prices of different commodities, especially in the first half of the year. Despite the drop in these prices in the second half of 2008, the average accumulated price in the year was higher by 18.6% than the average in 2007, according to the index calculated by the Commodities Research Bureau (Reuters / Jefferies CRB Index).

Because of this still high domestic inflation rate, Brazilian Central Bank has adopted a contractionist monetary policy.  The SELIC rate, maintained at 11.25% up to midyear 2008 – the lowest rate ever set by Brazilian Central Bank -, was raised to 13.75%. Despite this increase, the estimated real interest rate based on the SELIC rate and inflation rate, as measured by IPCA, was 6.2%, both of which are 12-month accumulated figures.  This is the lowest real interest rate in the last ten years, based on this annual comparison.

The drop in the real interest rate boosted economic growth, with the expansion of credit facilities. The volume of credit as a percentage of gross domestic products rose from 34.2% at the end of 2007 to 41.3% at the end of 2008.  We should also highlight the improvement in the consumer confidence rate, whose average annual rate was the highest reported in the last decade, according to Fecomércio estimates (140.4 points).  Maintaining the upward trend that started in 2004 up until November 2008, retail sales volume was up 9.8% in relation to the same period of 2007.  In the labor market, the average unemployment rate fell to 7.9% in 2008, from the previous year’s 9.3%. On a like comparative basis, the salary mass grew 7.3% in real terms.

The combination of these factors boosted domestic demand and, as a result, gross domestic product in Brazil. The accumulated 12-month figure through the first quarter of 2008, shows that gross domestic product increased at the rate of 6.3%. Family consumption rose even higher, to 6.7%, on the same comparative basis. The telecommunications industry benefited from this scenario. Expansion in salary mass and credit increased consumers' capacity to purchase telecommunications services. According to the National Accounts disclosed by IBGE, industries linked to information services experienced an accrued growth of 8.7% in the accumulated 12-month figure through to the end of the third quarter of 2008, as compared to the same period in 2007.

The World Cell Phone Market

The world mobile telephone market continues to follow an upward trend. The number of users increased from 2.17 billion in 2005 to 2.7 billion in 2006 and 3.3 billion in 2007. According to estimates by the research company, InformaTelecom & Media, the figure was expected to have reached 4 billion in December 2008. This number represents 60% of the world’s population.

The Latin America and Caribbean Region continues to show a stable 16% annual growth. It boasts over 440 million connections, evidencing a 76% penetration level. One of the highlights of the region is Peru, with a reported annual 33% growth and 4.6 million connections net additions. Brazil continues to play a major role in net additions, which in 2008, amounted to approximately 29.6 million.

The number of 3G services users worldwide, which registered 73.4 million handsets in 2005, 154 million in 2006, and 270 million in 2007 – continues on the rise. According to InformaTelecom & Media’s estimates, the industry expected this figure to be close to 415 million users in 2008, 320 million of UMTS/HSPA users and 95 million of CDMA/EV-DO users.

The Cell Phone Market in Brazil

The year 2008 marked a milestone in the consolidation of transactions on the telecommunications market with special emphasis on the conclusion of the mergers of Telemig Celular by VIVO and Amazônia Celular and Brasil Telecom by Oi. Also an important change in the market was the entry of VIVO in northeastern Brazil, Claro in the Amazon Region and OI in the state of São Paulo and Aeiou in the municipality of São Paulo and neighboring areas. To complete the changes in this panorama, we should mention the entry into operation of the new 3G networks in Brazil and number portability, a right that allows users of fixed and mobile telephones to transfer to other carriers without having to change their phone numbers. In compliance with ANATEL’s time line, number portability will be extended to users as of September 1, 2008, and the process to include all localities in Brazil will be completed by March 2009.

In 2008, 180,144 telephone users applied for portability – 66% (119,533) for mobile number portability and 34% (60,611) for fixed number portability. According to the 2008 balance sheet disclosed by ABR Telecom, the portability manager, 119,100 users have completed their request for portability, which  represents approximately 0.2% of a total of more than 60 million telephone users living in the 2,862 municipalities (30 DDDs) where the service is already available.
The competition this has spurred, coupled with the prevailing economic growth throughout most of the year, fostered the continued accelerated growth of the Brazilian cell phone market.

In December 2008, Brazil reported 150.64 million cell phone users and a density of 79.1 cell phones/100 inhabitants. This is higher by 24.5% than the 120.98 million consumer market registered in December 2007, and penetration was a reported 14.9 percentage points higher than the year before (64.2%).  In 2008,  a total 29.66 million cell phones were added to the base.

According to the Brazilian Telecommunications Atlas, the cell phone market experienced another strong geographical expansion. Coverage was extended to another 463 cities, up 13.8%.  This service is currently that found in the greatest number of Brazilian cities; it is available in 68.7% of its municipalities. Of greater relevance (due to the dense populational and income concentration in Brazilian urban centers), however, is the fact that the population in areas in which mobile phone services are provided accounts for 96.75% of total domestic consumption of goods and services, despite being only 90.8% of Brazil’s total inhabitants.
Prepaid phones boast 81.47% share of the total cell phone lines on the Brazilian market. As regards technology, GSM cell phone users account for 88.9% of the total number of cell phones.

Regulatory Environment

The main events that marked the year 2008 were: the continuation of ANATEL’s oversight actions, which were intensified after the enactment of the new SMP regulations and Decree 6523/2008 (general regulations on Consumer Services by telephone) on February 13, 2008 and December 1, 2008, respectively; the issue of Public Inquiries and Agency Resolutions, with the changes in the regulations focusing increased competition and consumer rights; the issue of Decree 6654/2008, with the new Plan of Granted Concessions (PGO), which now allows a telephone group to have concessionaires in more than one area in Brazil; and the introduction in September 2008 of the commercial operation of number portability, according to which users may retain their phone numbers, independently of which telecommunications service carriers they choose.

The most important of the Public Inquiries was that held by the Ministry of Communications (Ordinance 179/2008), with a view to understanding society’s expectations regarding the future of telecommunications in Brazil, to allow administration to improve its policies and meet society’s expectations.

In November 2008, ANATEL started Public Inquiry 54/2008, with a proposal to attribute to Mobile Service and assign to SMP, besides those assigned to the Multimedia Communications Service (SCM) and Switch Fixed Telephone Service (STFC), for the first time, the 3,400 mHz to 3,600 mHz radiofrequency band, and amend the regulations governing this band. The deadline for the public to express their opinions was January 5, 2009.
May 6, 2008 was the deadline for manifestations related to Public Inquiry 7/2008, which proposes a new regulation to evaluate the efficiency of the use of the radiofrequency spectrum.

The most important of the resolutions published by ANATEL was that under No. 516 related to the General Plan for the Updating of the Telecommunications Regulations in Brazil (PGR), which establishes such short-term actions as: i) review of quality indicators, with a view to adopting quality principles perceived by users; ii) implementation of virtual mobile operations; iii) permission of the restricted mobility in other telecommunications services; iv) offer of new frequencies such as 450 MHz, 2,500 MHz and 3,500 MHz, including any surplus resulting from SMP competitive biddings, so that several of the services can promote the broadband massification; v) the conduction of a study to establish the groups that hold significant market power (PMS) in SMP.

On April 29, 2008, VIVO signed the Instruments of Authorization of Radiofrequencies arising from competitive bidding 002/2007 – “3G”.  Twenty instruments related to the right to use radiofrequency in the J band (in 1,900/2,100 MHz), for 15 years, extendible once only for a like period, were signed.

On June 30, 2008, ANATEL published Act 3832 in the Federal Official Gazette (DOU), according to which it established that SMP providers with base stations operating on analog technology would maintain this equipment in operation until the conclusion of Public Inquiry 24/2008 or to any other new date to be established by this Authority.

On March 4, 2008, the Directive Council of ANATEL consented to the transfer of the control of Amazônia Celular to VIVO and subsequently to the transfer of the control of Amazônia Celular to Oi (Telemar Norte Leste S.A.).

On April 30, 2008, in accordance with Resolution 483/2007, all mobile service providers delivered the first Accounts Separation and Allocation Document (DSAC), more commonly known as the cost model.

In 2008, one of the highlights was the continuation of the free negotiation of the remuneration for use of the mobile networks (VU-M).  In July, ANATEL ratified the adjusted amounts of the so-call VC-1, VC-2 and VC-3 of local and long-distance service concessionaires. As a result, the VU-M price was adjusted for all fixed-mobile calls involving STFC and SMP providers.

2 - Marketing Strategy

2008 saw a growth in the competitive environment of the mobile telephone business, fueled by the strong economic growth in Brazil. The combination of these two factors drove cell phone companies to focus on capturing new customers on the market and fight for the cash current consumers were willing to hand out.

In this context, VIVO gave special attention to seek to generate value for its current customers by offering them products and services that met their expectations, to encourage customer loyalty and segmented acquisition of customers.

An important move made by the company this year was to reposition the brand, to focus on customer satisfaction and provide three underlying pillars for its strategy: to connect the greatest possible number of persons; to recognize their value; and to build a relationship with its customers. These pillars were translated into major actions in the course of 2008:

  Brand repositioning, moving toward the concept of connecting people.

  Investments in the network to ensure that VIVO offered the best quality connection of all Brazilian carriers, and that connection between as many persons as possible.

  Aggressive customer retention and consequent curbing of the churn rate due to ongoing actions to promote customer relations and encourage the exchanging of handsets.

  Add value to customers through actions that encourage use of relevant services to each customer.

  Segmented capturing of premium customers through aggressive sales promotions.

  Increased capillarity of recharge points by forging partnerships with new establishments and new channels.

  Convergence of promotions and actions to stimulate use of the long-distance code 15, adding competitiveness to customer promotions and generating greater revenues for interconnection.

  Launch of the 3G network, thereby providing access to mobile broadband to the entire country and moving the Company into a leadership position in the municipalities covered by the new network.

  Operation startup in the northeastern market.

  Changing the Telemig brand to VIVO.

As a result of this posture and efforts devoted to this objective, in 2008 VIVO was able to meet 99.5% of the quality goals set out by ANATEL, having reduced the number of complaints to ANATEL per thousand users by 17%, and to add another 7.5 million users to its customer base, through its excellent commercial performance and gains in revenue share.

Corporate Segment

A business unit focused on the corporate segment, Vivo Empresas consolidated its position as the best mobile telecommunications option on the Brazilian corporate market, according to a study carried out by Instituto Ipsos. In recognition of this status, Vivo Empresas was awarded the Standard of Quality Prize in B2B 2008 in the Mobility Category.

Reaffirming its lead market share, VIVO reported a growth in net additions of 23% in relation to 2007, representing a 17% increase in the total number of lines at year’s end.
The strategy of Vivo Empresas is aimed at providing mobility solutions for its corporate customers and creates value for company businesses. In this context, in relation to the year before sales of mobile Internet services were up 37% and of PDAs and smart phones, 327%.

In addition, Vivo Empresas directed its efforts towards building an even closer relationship with its customers through actions designed to increase satisfaction:

- Launch of a new data service portfolio.
- Improvement to client relations and service channels.
- Expansion of customer relations services via the Internet, such as on-line billing services.
- Launch of the program Parceiro Vivo Corporativo (Corporate Vivo Partner), aimed at building a closer relation with its business partners and aligning strategic goals.

Besides reinforcing our leadership position on the corporate market and discharging our vocation of launching innovative products and services, as a result of these actions Vivo Empresas reaffirmed its commitment to ensure the maximum satisfaction of its corporate customers, regardless of their size or which business segment they operate in.

 Vivo Brand

Although it has been on the market for little over five years, in 2008  Vivo once again became the most valued brand in Brazil in the mobile telecom business, according to a study carried out by British consulting company, Brand Finance, its value having climbed to R$ 5.8 billion ranking it ninth in the general brand ranking.

This excellent result was due to brand invigoration actions during the year, also recognized in other fronts.  In 2008, Vivo earned the reputation of most reliable brand in Brazil in the mobile phone market for the fifth consecutive year (the “Most Reliable Brands in Brazil 2008” prize given out by IBOPE) as well as the Top of Mind 2008 awards presented by Top Brands and Folha de S. Paulo newspaper.

As a result of its reviewing its vision, mission and values, VIVO reinforced its commitment to quality and innovation, believing that in a network society people can improve the way they live and achieve more. In 2008, the brand strove to build an increasingly closer relationship, to  valorize each individual person and to encourage people to connect to each other so that they are afforded greater self-realization opportunities.

It is with this goal in mind that the organization has endeavored to offer steadily higher quality standards in its services, while maintaining prices and plans suited to the income of individuals form all social levels, with their different needs and lifestyles. VIVO has assumed the role of facilitator to help people live in a network society, to be connected at any time and any place to foster a more humane, safer, smarter and fun way of life.

Brand Value

VIVO’s actions have always been oriented by the following values: quality, enthusiasm, trust, interaction, simplicity and sustainability.

VIVO has embarked on an ongoing drive for quality in all that it does, independently of its public. Quality is the innovation driving force of the organization, which strives to understand and pursue the customer’s needs.

To achieve this result, the company gives special value to the enthusiasm of its employees; people who love what they do and therefore believe in themselves, in others and in the power they have to change the world and make things work out.

Trust is also considered fundamental by the organization, since it is pivotal to the establishment of relations, relations which improve the quality of life in a network society that is becoming increasingly more agile and complex. Therefore, VIVO tries to build relations based on honesty and transparency.

However, none of this would be possible without interaction between people. VIVO believes that interaction stems from the awareness that we are part of a whole and that the higher the information input, the better informed we will be.

In a market in which so many novelties come up every day and technologies become more and more advanced, VIVO is concerned with the simplicity of its actions and its internal and external communications.

To ensure the brand’s perenity and balance, sustainability is also part of the organization’s daily routine. VIVO believes that it is necessary to guarantee consistent results, and to produce cash flows in a healthy and responsible manner, so that its resources are sufficient to promote the sustainable growth of both company and industry, as well as social development.

These six values are what make the Vivo brand a benchmark on the Brazilian cell phone market.

Plans and Campaigns

Communication Campaigns
The 2008 campaigns sought to prove to consumers that VIVO is the best cell phone option. It is a brand that always stands by its customers, and recognizes their value at every opportunity. Besides delivering products of a higher quality at comparable market prices, it gives customers the chance of using a wide range of innovative products and services that will make their lives easier and increase their possibilities.
Segmented campaigns were held during the course of the year, targeted at all the different types of customers. For adolescents, the introduction of differentiated services and contents showed them that VIVO was “plugged in” and determined to bridge the gap between them and the company.
For the innovation zealots, 2008 also brought a lot of novelties to the market with the launch of the 3G services and sets with different functionalities, including the iPhone. The much awaited handset was introduced into the market by VIVO in a very innovative form, since customers were given preference to purchase the product.
The retail campaigns that were organized on special dates such as Mother’s Day, Father’s Day, Valentine’s Day and Christmas included an additional line of action this year: besides being acquisition campaigns with aggressive promotions, VIVO sought to reinforce its commitment to customer satisfaction.  The focus on the customer base and recognition of customer value were evidenced through a promotion that did not charge a fee for them to register with the Christmas campaign, for example.  The brand also tried a friendlier and warmer approach, and even used its icon “Vivinho” to represent the customer.
The institutional campaigns were given a light and playful tone, stressing the benefits of electing to be a VIVO customer.  Luciano Huck set the jovial tone to the messages, while reinforcing the credibility and trust earned by the brand in the last year.
One other highlight was the local campaigns. In just a year, VIVO has established a foothold in the states of Minas Gerais, Pernambuco and Ceará, as well as in the cities of Franca, Pelotas and a number of other municipalities. The launch campaigns were held to cause great impact, with a strong message and attractive price proposals, and met the high expectations of these new markets. The Number Portability campaign was also regionalized and held in the specific locations where portability was put into effect.

Thus, VIVO lent consistency and uniformity to its communications in an attempt to seek to gather favorable results in terms of image, while diminishing the perception gaps still found on the consumer market.
The year started out with a grand summer promotion, which offered a zero centavo bonus for calls and handsets for the price of ten reais. Employing high-impact music and images, the campaign reinforced such strengths as coverage and quality connections, and boosted first quarter sales, while fostering also profitability and retention of VIVO’s current customer base.
Smaller but equally relevant campaigns to customers were held in January and February. Catered to prepaid and new customers, the Vivo Controle plan aimed at increasing customer adhesion to the plan. The revved-up recharge campaign sought to enhance profitability of the prepaid customer base by increasing the average recharge total of each customer. And credit revalidation showed that VIVO had agreed with the change in SMP to the credit validation rule, which lent greater meaning to such attributes as relationship, credibility and value.
Pricing was reinforced through the Mais Econômicos (Money-saving) plans. Introduced in March; they demonstrated VIVO’s commitment to deliver quality services at fair prices. During this period, VIVO also exhibited a film during Consumer Week to thank its customers for their trust, and also to reinforce its commitment to quality. The film was followed by a special initiative, which sent text message to all customers thanking them for their loyalty.
After this, Luciano Huck, the spokesman at the time, played an important role in pointing out the range of products and services VIVO offers to suit all tastes and incomes. Using the slogan “Quality does not cost more”, Huck allied his empathy and credibility with brand image.
Between March and May, several campaigns focused on handsets were made with a view to invigorating the attribute innovation. The most relevant of these were BlackBerry Curve 8310, Motorokr U9 and Blackberry 8110 Pink. Special promotions were also conducted for Vivo Zap, designed to boost product purchases, reinforce the pioneer nature of the launch and the quality and agility of the service.
On April 8, VIVO made its debut in the state of Minas Gerais in a similar way to that when it launched the Vivo brand five years ago.  The campaign was split into two phases. The first was informative, with Selton Melo in the lead role, announcing the change.  Next came the grand launch: from one day to the next, the facades of 378 Telemig points of sale were made over by VIVO. The change was celebrated with a grand fête and announcement by VIVO in the state’s main cities.
The Mother’s Day Campaign inaugurated a new retail format across the country – light and differentiated. The messages emphasized the promotion of call minutes at five centavos and the offer of handsets. In this way, VIVO associated attractive prices with high quality services, through a differentiated proposal on the market.
Other local campaigns were made during the period. When VIVO started up in Franca and Pelotas, launch campaigns carried an informative content introducing the brand, as well as offers encouraging consumer try-outs.
Campaigns featuring innovation marked the second quarter. The launch of Digital TV on the cell phone was announced by Luciano Huck in a campaign that showed the evolution of TV over the years. Windows Live Messenger on the cell phone was yet another highlight in this period. Targeted mainly at the younger public, this service caused a great impact on the market. Not only did the service ensure strong adhesion by this type of consumer, but it also offered a promotion that encouraged try-outs.
To recognize the value of prepaid customers, which account for a large share of the customer base, an institutional campaign was created showing a playful world whirling around a young man who was “plugged in”.  At the same time, the message featured the services offered by the carrier in an instructive and informative manner.  The campaign’s soundtrack was signed by Mallu Magalhães, a young artist whose first fans emerged on the MySpace relationship site and who has since become the youth music popstar.  The campaign was later adopted to announce promotions to prepaid customers.
The Valentine’s Day campaign closed the first half of the year. It was conducted along the same lines and promotional course of the Mother’s Day campaign.  To consolidate this new retail format, the same type of campaign was used on Father’s Day.
Using a soundtrack inspired by the music of the band O Rappa, the Vale a Pena (Worthwhile) campaign, held in the early part of the second half of 2008, highlighted in a simple and innovative manner, the reasons for becoming a VIVO customer, reinforcing the quality of all of its products which are sold at fair prices. “A better signal for a better or the same price” was the slogan used to show customers that they could receive better service without paying more for it.
VIVO received recognition by Exame Magazine’s Biggest and Best  for “Corporate Turnaround of the Year”, and a campaign was then organized to thank customers for their confidence in the company and to give them this news.
Exhibited in August and September, the film País (Country) valorized the customer base, and thanked them for being part of this large community, which could even be compared to that of a country.  The message showed the power of a 40-million strong community of persons that can become connected whenever they desire and count on the quality services of VIVO.
The film Não Pára (Doesn’t Stop) was designed to reinforce the attribute innovation and to introduce the changes in 3G technology – added speed and VIVO quality.  The film showed the brand’s experience in providing innovative technological solutions that allow those who are continuously connected a better life quality.
During this same period, VIVO launched the much awaited iPhone, in an integrated campaign involving mass media, direct marketing and press services.  Through this campaign it reinforced its commitment to recognize the value of its customer base and granted its customers preference in purchasing these phones.  They were given priority in that they could order the product beforehand and then buy it without having to face any queues. On the launch date, some of the stores were opened at midnight, and customers were able to take part in the festivities to celebrate the first acquisition of an iPhone.  The repercussion in the media was greater than expected, with more than 60 reporters to broadcast the event.  The campaign was then buttressed by insertions in magazines, newspapers, the Internet and on television.
As of August, the Number Portability went into force in some localities in Brazil (based on DDD code).  To announce VIVO’s posture regarding this matter and its value proposal, Luciano Huck was again invited to assume the lead role in the campaign.  This time, he explained the number portability advantages to the customers and reinforced the quality delivered by VIVO, making it the best option.  The campaign was conducted locally according to the number portability schedule.
The campaign Vamos Trocar Idéias (Let´s exchange ideas), conducted in September, encouraged people to exchange ideas and motivated them to come up with solutions that would contribute to making this a better world.  In this way, VIVO acknowledged the value of the individual who is on line, with VIVO assuming the role of catalyst in enabling him to become connected.  The first step urged by the campaign was the recycling of handsets no longer in use via a program called “Vivo Recicle seu Celular” (Recycle your cell phone).
October was a month of major events. VIVO’s debut in the states of Ceará and Pernambuco called for great efforts from the entire corporation to consolidate the VIVO image as the best cell phone option.  Due to a forceful campaign and aggressive promotions, the launch surpassed all of our expectations.  It was a great success and showed the high potential of the region.
In this same month, two other campaigns reinforced the focus on the customer base. The first, shown only in São Paulo, inaugurated a new form of campaign that had never been used by Telecom. VIVO customers were called upon to give testimonials about their relations with the carrier.
The second was a nationwide campaign conducted just before Christmas with a view to creating proximity and showing that VIVO always stood at the customer’s side, so that they could always become connected and, in this way, improve their lives.  It featured a marking and fun message based on the concept "Vivo. Doing what we can to be at your side” and the icon representing the client, dressed as one.  This campaign was a teaser for that launched at Christmas, designed to secure the loyalty of the customer base.
The Christmas campaign followed the same communications line inaugurated in October and relayed to mass media VIVO’s care for its customers.  In addition to the character icon and a message directed at customers, the promotion exempted customers from the adhesion fee.  The campaign also created proximity and confidence, and proved innovative since it used new visual elements such as the character icon, different logos and a environmental backdrop.
VIVO closed the year with a positive message to the market and its customers. It showed that it was confident with regard to 2009, and enthusiastic about its brand. Assuming the role of a transforming agent and promoter of the network society, it reinforced its delivery of services that allow people to become connected at any time and any place and thus to identify greater self-realization opportunities.  The campaign featuring ads in newspapers and a film on television starring Luciano Huck was also given the support of IVR, creating a greater proximity with the brand.

Events and Sponsorships

Since its incorporation, VIVO has invested and supports several cultural manifestations since it believes that they pose social inclusion and information democratization tools.  By investing in social and cultural actions, the company is returning to society, by way of culture and inclusion, that which it has received from in terms of business.  Sponsoring of these initiatives has enabled it to imprint the brand onto different selected groups, independently of their being customers, and to disclose given products and services with great impact. This characteristic reinforces its commitment to the quality of its relations with different publics.
This has been true in the field of sports, where its sponsorship of CBF (Brazilian Soccer Committee) and the volleyball and basketball teams of Vivo Minas and Vivo Franca, respectively, has proved  most successful. In 2008,  VIVO  incited and helped disseminate golf  in Brazil through the Vivo Golf Tour.  In the Beijing Olympic Games, it was stood by Brazilian cheerers displaying thematic vignettes throughout the games broadcast by Globo TV Station.
In the genre of musical arts and theater, the brand has always been present in major performances such as Cirque Du Soleil, The Police, Joss Stone, Maria Rita, Vivo Electronic Beats, the ballet group Thiago Soares and Friends, Eva Yerbabuena flamenco ballet and the traditional Joinville Dance Festival (SC), to name a few.
In the movie world, VIVO continues to give its unconditional support to the Gramado Cinema Festival and the Grand Cinema Prize, besides sponsoring the film Largando o Escritório.
Music is another art form that motivates VIVO – whether in the form of the Carnival festivities in Bahia or the series of memorable presentations at the 6th Bourbon Street Fest; it also extols the novelty of outdoor shows.

Customer Acquisition, Retention and Profitability Promotions

The promotions made this year were aimed at selective growth and recognition of the value of the customer base, especially of the higher added value segments, and sought to improve price perception and strengthen the brand’s leadership position. Most of the 2008 retail campaigns such as customer retention efforts, were based on segmentation, granting customers scaled bonuses depending on their call-minutes plan or recharge total.
The main benefits given were, among other, bonuses for intranet local calls and local calls to fixed phones and selective reduction handset prices.
The first promotion of the year was the Summer Promotion, which aimed at leveraging the new customer capture rate in the first quarter and encourage customer loyalty by offering a zero centavo bonus for local calls to any VIVO and fixed phone (to a maximum of R$1,000 for pre-paid customers and 1,000 minutes for post-paid customers) during six months.
In March, the campaign to promote the Mais Econômicos plans reinforced its commitment to deliver quality services at fair prices, and pointed out the flexibility of putting together Vivo Escolha’s postpaid plans. These were shown through a study organized by the Brazilian Consumer Protection Association (Proteste) to be the most economical on the market, as they are customized to each customer’s use profile.
Between April and May – in the latter case together with Mother’s Day, a very important date for the retail market – VIVO launched a Five Centavos promotion, which was planned to foster the capture of new customers and improve price perception. The benefit comprised a reduced rate of five centavos per call minute for local calls to any VIVO or fixed phone and also for text messaging to any VIVO phone.  Of all the months of the year, May registered the highest share of gross adds, a rate that calculates customer capture in relation to the competition.
Also in April, VIVO pioneered the launch of cell phones with Digital TV for customers who like to watch open television programs wherever they are at no additional cost. Another product launched for the first time to VIVO customers was Windows Live Messenger, which features services catered to the younger public (Messenger, hotmail and Spaces). Both of these show its innovation and technology capacity, marking features of the brand’s products and services.
In continuity of the concept underlying the May campaign, which aimed at building a closer relationship with the prepaid public, in June VIVO conducted the Fale Mais campaign.  This focused on high-end prepaid customers and granted scaled bonuses for local calls to VIVO and fixed phones, depending on the recharge load.
On Father’s Day, a promotional campaign granting bonuses of a maximum of R$1,000 for prepaid customers and 1,000 minutes for postpaid customers for local calls to any VIVO phone during six months was organized. As in the case of most promotions held theretofore, the strategy of scaled  and attractive bonuses was maintained to foster the development of consumer habits of both new and current customers.
At the beginning of August, more than one month prior to the launch of the iPhone, VIVO gave preference to selling this handset to its current customers, and encouraged them to place an order up front through a direct marketing action. This strategy of valorizing the customer base was considered innovative and a success by the press in general. At the end of September, the handset was officially introduced on the market and broadcast by the media across the country. VIVO’s was the first  iPhone to be sold and delivered in Brazil.
September also witnessed the evolution of VIVO 3G network with the launch of the HSPA (High Speed Packet Access) technology, which provides file downloading and uploading at much greater speeds.  This technology also allows VIVO to offer a better quality 3G mobile broadband to enable people to be connected always and enjoy a better way of life.
In the last two months of the year, the peak sales season, VIVO made some innovations in its Christmas campaign with a special promotion.  By exploiting the commercial appeal “Christmas gift”, it was the only carrier to exempt customers from having to pay the adhesion fee to participate in the promotion, reinforcing its commitment of recognizing customer value.  The promotion granted customers a bonus that allowed them to ten times more local call minutes to VIVO mobile phones, and in some localities and prepaid phones, also to fixed phones.

3 – Business performance

Vivo Part is the holding company that controls Telemig Celular Participações and the operators Vivo S/A and Telemig Celular S/A, which are authorized to provide personal mobile telephone services in the whole domestic territory.

Operating Performance

At the end of 2008, VIVO boasted 44,945 thousand customers, reassuring its leadership with 29.8% market share.

The figures below show Vivo’s operating performance:

The ARPU (average revenue per user) of R$29.2 posted in 2008 was 3.0% lower than in 2007, due to the increase in the number of customers, which has an arithmetic impact on such indicator. Total MOU (average monthly minutes of use by customer) recorded in 2008 was 87 minutes.

SAC (subscriber acquisition cost) was R$80 in 2008, down 21.6% when compared to 2007, which reported R$ 102. The decrease is due to a reduction in subsidies, commissions and advertising, despite a more intense business activity, as a result of higher participation of GSM handsets and SIM Cards (Chip), wich have a lower cost.

Infrastructure - Network

At December 31, 2008, VIVO´s mobile telephone network, which worked on digital WCDMA, GSM/EDGE, CDMA and TDMA and analog technologies, covered 3,021 municipalities, which is equivalent to 54.3% of all the Brazilian municipalities or 81.4% of its total population.
In 2008, VIVO continued to implement the GSM/EDGE network in its entire area of operation. In the end of the year, it had 645 municipalities covered in São Paulo, 372 in Rio Grande do Sul, 418 in Paraná and Santa Catarina, 170 in Rio de Janeiro and Espírito Santo, 254 in Bahia and Sergipe, 604 in Minas Gerais, 23 in the Northeast region and 534 in the Center-West and North regions, totaling 3,020 municipalities that have this technology available to them.
On the other hand, its CDMA network was available in 2,323 municipalities in December 2008:  622 in the state of São Paulo, 414 in the states of Paraná and Santa Catarina, 248 in the states of Bahia and Sergipe, 522 in the Center-West and North Region, 170 in the states of Rio de Janeiro and Espírito Santo and 347 in the state of Rio Grande do Sul. In addition, at the end of 2008, EV-DO technology was available in 40 localities – the main capital and important cities within the VIVO concession area, such as: São Paulo, Rio de Janeiro, Salvador, Vitória, Porto Alegre, Brasília, Curitiba, Florianópolis, Campinas, and Campos do Jordão.
At December 2008, the WCDMA network was available in 63 municipalities in São Paulo, 46 in Rio Grande do Sul, 35 in Paraná and Santa Catarina, 35 in Rio de Janeiro and Espírito Santo, 33 in Bahia and Sergipe, 10 in Minas Gerais, 23 in the Northeast region and 69 in the Center-West and North region, totaling 314 municipalities that have this technology available to them.
Along the year, the company increased the capacity and coverage of its GSM/EDGE network, so as to meet the traffic growth. Concurrently, it managed to achieve excellent results in Anatel’s network indicators.

Distribution network

On December 31, 2008, VIVO boasted a total 331 of its own sales outlets, being 309 stores and 22 kiosks, 1 national virtual store and 1 national telemarketing service. The own stores and kiosks were distributed as follows: 90 in São Paulo; 50 in the states of Rio de Janeiro and Espírito Santo; 34 in the state of Rio Grande do Sul; 37 in the states of Paraná and Santa Catarina; 25 in the states of Bahia and Sergipe; 65 in the states that make up the Center-West and North Regions, 27 in Minas Gerais and 3 in the Northeast region. Worthy of mention is the implementation, in 51 Vivo’s sales outlets, of the innovating pre-scheduled assistance service at stores, by which Premium customers started being provided tailored assistance at pre-scheduled date and time. This assures quick and no waiting assistance, which was mostly enjoyed by customers. Customer satisfaction rate with the mentioned service recorded 9.1 in December 2008.
Adding the foregoing to its 10,447 of its efficient accredited dealers network – retail and resale – Vivo maintained its lead position, with a total 10,781 points of sale.
Card recharging for prepaid plan subscribers was available at 571,808 locations, which included its own stores, accredited agents, lottery shops, banks and small shops, such as drugstores, newspaper stands, book stores, bakeries, gas stations, bars and restaurants, which are served by physical and virtual card distributors. Electronic recharging by debit and credit cards is also available from VISA and Mastercard machines as well as by phone.

Information Systems

With the conclusion of the systems consolidation cycle, the Company was provided with a new set of efficient solutions, which enables a most simplified and at the same time strong model of operation. This has significantly contributed for the availability and performance indexes recorded along the year.

Actions focusing transparence and IT governance were essential for compliance with Sarbanes-Oxley Act within the scope of information technology systems.

4 - Fraud and Cloning
Year 2008 represented the consolidation of fraud reduction, contributing to Vivo’s results on a sustainable basis.
In this period, cloning fraud was reduced by 95.92%, in the comparison of December 2008 against December 2007, keeping the strong trend of reduction and almost eliminating such kind of fraud in the organization.
Subscription fraud detection processes have significantly improved, ensuring quick compliance with the pre-established goals and increased assertiveness of the activity. This process has contributed to protect population’s safety, as well as Vivo’s customers.
The struggle against identity fraud has been also successful, thanks to the improvement in internal processes. Vivo closed December 2008 with 66.18% reduction in relation to the same period of 2007.

5 – Economic and Financial Performance

In R$ million	2008	2007*	Var.(%)
Net Operating Revenue	15,819.1	13,853.5	14.2%
Operating Costs and Expenses	10,951.6	10,307.1	6.3%
EBITDA	4,867.5	3,546.4	37.3%
Income (Loss) for the Year	389.7	(99.8)	n.a.
Net Debt	5,302.1	2,088.9	153.8%

  Figures are combined with Telemig Participações’

Operating Revenue

The net operating revenue of Vivo grew 14.2%, increasing to R$ 15,819.1 million in 2008 against R$ 13,853.5 million in 2007, due, mainly, to the increase in the revenue from services as a result of the growth in the customer base.

The net operating revenue from services grew 14.7%, totaling R$ 14,170.0 million in 2008, against R$ 12,349.7 million in 2007. Such growth reflects the increase in all the items, as a result of the increase in the customer base in 2008, as well as the offer of new products and services.
The net operating revenue from sales of products in 2008 was R$ 1,649.1 million, a 9.7% increase in relation to 2007, which recorded R$ 1,503.8 revenue. Such increase is related to the business activity in the year, impacted by the implementation of the GSM technology, which provides better commercial agreements and consequently a reduction in the average price of handsets, in addition to sales of SIM Cards.

Operating Costs and Expenses

The operating costs, including depreciation and amortization, increased by 7.5%, coming to R$ 13,982.1 million in 2008, mainly due to the increase in expenses with services rendered and products, offset by a reduction in the Provision for Bad Debtors – PDD, which recorded 20.1% reduction.

EBITDA
The EBITDA (earnings before interest, taxes, depreciation and amortization) was R$ 4,867.5 million, 37.3% higher than in 2007. The EBITDA Margin of 30.8% was 5.2 percentage points higher than the 2007 EBITDA Margin. Such growth was a result of the increase in the company’s revenues due to the increase in the customer base, as well as a strict cost control, despite the intense commercial activity recorded in the year. Such evolution was also a result of the cost of goods sold, due to the sales of GSM handsets, which are less expensive.

Profit for the Current Year

The consolidated income for the fiscal year, calculated pursuant to the corporate law criteria, records a net profit of R$ 389.7 million in 2008, thus reverting the negative result of R$ 99.8 million recorded in 2007.

Loans and Financing

By the end of 2008, the Company´s debt was R$ 8,003.2 million (R$ 4,539.3 million by the end of 2007), of which 31% were denominated in foreign currency and entirely protected by hedge transactions. According to Law 11.638/07, figures are stated by their fair value, with an adjustment of R$ 150.4 million reduction in the 2008 debt.
The indebtedness recorded on December 31, 2008 was offset by cash and financial investments (R$ 2,271.7 million) and by derivative assets and liabilities (R$ 429.3 million receivable), resulting in a net debt of R$ 5,302.1 million) (R$ 2,088.9 million at December 31, 2007).
In the comparison of the net debt in 4Q08 over 4Q07, there was an increase of R$ 3,213.2 million, due to the large volume of investments in the year, of which worthy of mention are the acquisition of the 3G licenses in the amount of R$ 1,201.2 million and the acquisition of Telemig Celular Participações S/A, in the amount of R$ 2,664.5 million (R$ 1,233.1 million for the share control, as well as R$ 527.5 million referring to the Voluntary Public Offering of Shares and R$ 903.9 to the Mandatory Public Offering of Shares) offset by cash generation in the period.
The debt profile has improved. In 4Q07, 56% of the debt was at long term; in 4Q08, 61%. This change in the debt composition is due to  an increase in structured funding transactions (BNDES and BNB) and to the use of a credit facility for 3G license made available at the auction held by Anatel.

6 – Investments – CAPEX

For Vivo, year 2008 was marked by strong competition in the telephone operation market, which reached new levels as far as the offers of minutes profile (more aggressive offers, stimulating MOU increase) is concerned. This context has required major investments, so that the company’s customers would be able to connect themselves at any time, achieving a high quality standard of assistance and services. Project investments in the company’s portfolio totaled R$ 2,777 million in 2008, coming to a total R$ 4,015 million with 3G licenses and JOA (Interest on Works in Progress).
Funds invested in Network totaled R$ 2 billion and enabled the increase of the GSM capacity and continued expansion of the footprint of the 3G/HSPA (wireless high speed data traffic) network, allowing the company to offer Wide Band (Vivo ZAP 3G), Digital TV and Video-Call services. With a view to achieve Anatel’s universalization goals (which is a requirement for the company to keep the 3G licenses), by the end of the year Vivo covered more than 3,000 cities.
With the purpose of better serving its customers, the company has launched the Lojas Autorizadas (Authorized Dealer Shops), a new model of increased efficiency and channel capillarity. In partnership with its best dealers, Vivo was able to increase the number of channels with the same potential and the same quality of assistance as a Vivo’s own store.
In addition, the offer of handsets and the portfolio of products and services were also increased, benefiting from the increase in synergy actions between the fixed telephony network and Vivo. An example of that was the 10 times Promotion, in which the customer, by speaking for 1 minute, earned other 10 minutes in bonuses in local calls to any Vivo or fixed line.
The launching of the commercial operation in the Northeast region (after the acquisition of the 1.9 GHz band) required a major coordination of efforts – since the implementation of the GSM and 3G networks up to the administrative structure, direct and indirect channels, besides structuring of all the systemic capacity.
In the operation in Minas Gerais state, the funds were allocated to the expansion of the GSM capacity, 3G coverage horizontalization and continuance of the modus operandi in systems.

(*) Products and Services, Channels, Administrative and others

7 - Capital Market

The São Paulo Stock Exchange index – Ibovespa, posted 37,550 points at the end of 2008. During the year, the Ibovespa recorded losses of 41.2%, while the Dow Jones Industrial Average (DJIA) dropped by 33.8%. The average daily volume of transactions traded at São Paulo Stock Exchange – Bovespa in 2008 was R$ 5.5 billion, recording a 12.9% increase in relation to 2007.
The market value of the registered common shares – ON (VIVO3) and of the registered preferred shares – PN (VIVO4) was, respectively, R$ 28.30 and R$ 28.24 at the trading session of 12/30/2008. In 2008, Vivo Part shares recorded a daily average trading volume of R$ 1,302.74 thousand for ON shares and R$ 20,240.36 thousand for PN shares at the São Paulo Stock Exchange.

At NYSE, the ADRs were traded at the year end for the price of US$ 12.54, recording a total trading volume of 89,059,849 outstanding ADRs. In average, US$ 17.33 million were daily traded in 2008.

Per share	2008	2007(1)
Book Value (R$)	23.23	5.75
ADR Price in US$	12.54	21.88
Preferred Share Price (R$)*	28.24	37.64
Common Share Price (R$)*	28.30	54.20

(*) Closing price at the last trading session of the year in Bovespa
(1)   At an AGE (Special Shareholders’ Meeting) held on 09/11/2008 the capital stock in shares of Vivo Participações was grouped in 4 for 1.

The Company’s Capital Stock in December 2008 was R$ 6,710,526,649.56, represented by  134,150,345 common shares and 234,369,011 preferred shares.

Dividends and Interest on Own Capital

For fiscal year 2008, the Company presented a proposal for payment of Interest on Own Capital (JSCP) in the amount of R$ 161,113,275.00 (R$ 0.438528010149 per common and preferred share), with 15% withholding income tax, resulting in total net interest of R$ 136,946,283.75 (R$ 0.372748808626 per common and preferred share). It has further proposed the payment of dividends in the amount of R$ 265,685,315.22 (R$ 0.723158613772 per common and preferred share), resulting in a total net value of Interest on Own Capital plus Dividends of R$ 1.095907422398 per common or preferred share, which shall be confirmed at the General Shareholders’ Meeting to be held in 2009.

Acquisition of Telemig Celular Participações and Tele Norte Celular Participações

On April 3, Vivo completed the transfer of the share control of Telemig Celular Participações S.A. and, indirectly, of Telemig Celular S.A., as well as of Tele Norte Celular Participações S.A. and, indirectly, of Amazônia Celular S.A., under the terms of the Stock Purchase and Sale Agreement entered into between Vivo and Telpart Participações S.A. on August 02, 2007. Such transaction was the subject matter of the relevant facts issued by these Companies on 08/02/2007, 08/03/2007, and 12/20/2007, and of the Notices to the Market dated 03/07/2008 and 03/10/2008, having met the conditions provided for in the agreement and having paid the purchase price.
Still on April 3, Vivo disposed of all the 1,292,679 common shares and 3,715 preferred shares in Tele Norte, which had been acquired from Telpart, to Telemar Norte Leste S.A., for the same price and under the same conditions as set forth in the Purchase and Sale Agreement entered into with Telpart.
The price for the 7,258,108 common shares and 969,932 preferred shares of Telemig Celular Participações S.A. paid on this date, already added by the interest provided for in the Purchase and Sale Agreement entered into with Telpart, corresponds to one billion, one hundred and sixty-two million, five hundred and ninety-four thousand, three hundred and seventy-seven reais and forty-four cents (R$ 1,162,594,377.44), equivalent to approximately one hundred and fifty-one reais and seventeen cents (R$ 151.17) per common share and sixty-seven reais and forty-three cents (R$ 67.43) per preferred share of Telemig Celular Participações S.A. purchased. The prices paid for the common shares of Telemig Celular Participações S.A. result in the approximate value of two thousand, six hundred and twenty-five reais and four cents (R$ 2,625.04) per common share of Telemig Celular S.A.
More information about the transaction is available from Vivo’s website – Investor Relations  (www.vivo.com.br/ri).

Ownership structure in December 2008:

CAPITAL STOCK OF VIVO PARTICIPAÇÕES S.A. on Dec 31, 2008
Shareholders	Common Shares		Preferred Shares		TOTAL
Portelcom Participações S.A.	19,193,624	14.3%	4,206,362	1.8%	23.399,986	6.3%
Brasilcel, N.V.	55,719,376	41.5%	91,087,513	38.9%	146,806,889	39.8%
Sudestecel Participações LTDA	22,547,496	16.8%	1,169,552	0.5%	23,717,048	6.4%
Avista Participações LTDA	2,407,614	1.8%	11,653,452	5.0%	14,061,066	3.8%
TBS Celular Participações LTDA	17,204,638	12.8%	291,449	0.1%	17,496,087	4.7%
Tagilo Participações LTDA	3,015,261	2.2%	5,656,432	2.4%	8,671,693	2.4%
Controlling Shareholder Group	120,088,009	89.5%	114,064,760	48.7%	234,152,769	63.5%
Treasury shares	0	0.0%	1,123,725	0.5%	1,123,725	0.3%
Others shareholders	14,062,336	10.5%	119,180,526	50.9%	133,242,862	36.2%
TOTAL	134,150,345	100.0%	234,369,011	100.0%	368,519,356	100.0%

8 - Corporate Governance

Investor Relations

Vivo Participações S.A. has been working with the constant purpose of improving its corporate governance practices, upon promoting a professional management and awarding equal treatment to all its shareholders.
In order to keep the capital market informed about the operations of the Company, meetings were conducted along year 2008 with analysts and investors, as well as several events have been accomplished. Further, Vivo Participações S.A. keeps information and communication channels available by telephone, e-mail and website (www.vivo.com.br/ri), containing updated information about the Company´s operations.

Sarbanes-Oxley

The company has taken all necessary actions in order to be compliant with the requirements of the Law applicable to companies that trade securities on the US market, which reinforces the corporate governance rules related to the disclosure and issuance of financial reports.

Compliance with Section 404 of Sarbanes-Oxley Act of 2002

As from the fiscal year ended December 31, 2006, Section 404 of Sarbanes-Oxley Act of 2002 has required Vivo Participações to include in its annual reports – Form 20-F – a Management Report on Internal Controls Related to Financial Statements.
Said report shall be available in form 20-F referring to fiscal year 2008 and will attest that the internal controls have been evaluated in conformity with the rules of the North-American regulatory authorities.
The Board of Executive Officers of Vivo reaffirm their commitment to the effectiveness of their internal controls, in conformity with the best corporate governance practices, transparence and value generation to shareholders at long term.

Code of Ethics

The purpose of the Code of Ethics is to set parameters for compliance with policies, regulations and other applicable rules, based on honest, accurate and ethic behavior. The policy applies to all the company’s employees, elected directors and officers (President, Vice-Presidents) and non-elected officers (General Directors, Executive Officers, Division Officers and Managers).

Policy for Disclosure of Relevant Act or Fact and Disclosure Committee

The Policy for Disclosure of Relevant Act or Fact was set up by the Board of Directors of Vivo Participações in compliance with Article 16 of CVM Instruction no. 358, dated January 03, 2002.
The ultimate responsibility for the disclosure of relevant information, act or fact is incumbent upon the CEO, the CFO and the Investor Relations Officer, the first two of them being responsible for authorizing the information to be disclosed, while the Investor Relations Officer is responsible for the communication itself of the relevant information, under the terms of the provisions in the Relevant Act or Fact Policy and in CVM Instructions 358/02 and 369/02.
Said disclosures are reviewed by the Disclosure Committee in support to the CEO and CFO. The Disclosure Committee is responsible for processing the disclosure of information, Relevant Acts and Facts of the Company, ensuring quality disclosure of information, as well as for the implementation of the Disclosure Procedures and Controls.

Policy for Agreements with Related Parties

As provided for in Article 9 of the Company’s Articles of Incorporation, the prior approval by the General Shareholders’ Meeting shall be required for the execution of agreements with related parties whose terms and conditions are more burdensome to the company than those usually adopted on the market for agreements of the same nature.

Audit and Control Committee

The Audit and Control Committee is a collegiate body, being made up of three members of the Board of Directors. It is governed by the rules set forth in its Bylaws, in conformity with the resolutions made by the Board of Directors, and under the terms and limits of the applicable laws and of the Articles of Incorporation of the Company.

Board of Directors

The current Board of Directors of Vivo is made up of nine members. The directors are elected for three-year terms of office by the General Shareholders’ Meeting, which is also empowered to dismiss them. Reelection is permitted.
Meetings of the Board of Directors are regularly held once in every quarter period and specially held whenever necessary. None of its members occupies an executive position and three of its members are independent directors, as required in the Sarbanes-Oxley Law.

Statutory Audit Council

The present Statutory Audit Council is made up of three effective members and three deputy members elected by the General Shareholders’ Meeting for a one-year term of office. The Statutory Audit Council has a permanent nature, holds regular meetings once in every quarter period and special meetings whenever called by the chairman of the Board of Directors or by two members of the Statutory Audit Council.

Board of Executive Officers

The Company has six Executive Officers, who may be shareholders or not, all Brazilian residents elected by the Board of Directors, for a three (3)-year term of office, for the positions of Chief Executive Officer, Executive Vice President of Finance, Planning and Control, also exercising the office of Investor Relations Office, Executive Vice President of Operations, Executive Vice President of Marketing and Innovation, Vice President of Networks and Vice President of Compliance. One same executive officer may hold more than one position, but no executive officer may be a member of the Board of Directors.

9 – Research and Development

Being ahead of the market trends and requirements is of paramount importance for supporting a business in the technology industry. Investments in research and development make it possible to get in touch with the emerging technologies that will be impacting the future of mobile communication systems. It is an effort to envisage applications that will be part of our day-to-day activities in the years to come.
As the leading company in its market segment, Vivo has been investing in research and development programs with universities and research centers since 2001. During these years of work, several projects were implemented, enabling Vivo's technical team to develop and use innovative technologies to ensure the company's competitive differential.
Vivo currently has agreements with the Federal University of Rio Grande do Sul (UFRGS) and  the Pontifical Catholic University of Rio Grande do Sul (PUCRS). Such agreements allow VIVO laboratories to be created at the university premises, where new technology research and development projects are carried out, providing support/stimulation to the company’s technological innovation processes. Another such agreement was entered into towards the end of 2004 with the Research and Development Center (CPqD) in Campinas (SP) for assessments and studies of new technologies.
These initiatives contribute to the human and professional development of the employees involved in the process by allowing the development of interaction activities with new work groups, ideas and knowledge. In addition, Vivo has been further increasing its relations with the Brazilian society and scientific community by means of publications and the development of new technologies. As a result, innovative tools and processes have been generated and are helping the company keep its technological leadership.

10 – Human Resources

People, to Vivo, are the major differential, which turns human resource management into a constant search for improvement. Its practices have been recognized by the market, as show by prizes and awards Vivo was given, such as its inclusion among “The 150 best companies to work with in Brazil”, in Exame/Você S.A. guide; and among “The 50 best IT and Telecom companies to work with”, awarded by Great Place to Work.

Talent Attraction and Retention

In order to retain talents and provide new career opportunities, Vivo has adopted a people management strategy directed towards professional, personal and material development of its employees. The In-House Opportunities Program has provided the internal staff (employees, trainees and outsourced labor) has access to all the career opportunities available. There were around 1,449 vacancies filled in 2008. The Company has also increased its trainee program, having provided access of university students to the organization, via web application, in addition to formally offering a formation program for these young people, with training and on-line evaluation.
Vivo has focused on a fair, balanced and updated compensation policy, in line with the telecommunications market trends and challenges. In 2008, a total 3,019 employees – 36% of the effective staff – were recognized by promotion and merit policies.

Professional Qualification and Development

The highly competitive market and the need to keep leadership have continued to demand efforts and investments from the Company in providing continuous development for its professionals. In 2008, there were 7,373 employees trained, for a total of 566 thousand hours, in programs designed to develop leadership abilities, strengthen the internal culture, focusing on customer, and technical qualification.

Private Pension Plans

VivoPrev plan, approved in August 2007, was developed with the purpose of gathering all the qualities of the current pension plans. It was prepared as from a modern concept of Complementary Pension Plan, and is designed to meet the expectancies of different profiles of Vivo employees.
The plan was initially launched in the states of Paraná and Santa Catarina, which were not yet provided with such benefit, and following was offered to recently hired employees who had not yet chosen a complementary pension plan.
With VivoPrev, the Company shows its concern with the employees’ welfare, thus enhancing even more the already differentiated package of benefits offered by the Company.
In the period from March 01 to May 31, 2008, there was the migration from the former private pension plans TCPPREV, TCOPREV, Visão and PBSs (PBS Telesudeste Celular, PBS Teleleste Celular, PBS Tele Centro Oeste Celular and PBS Telesp Celular) to VivoPrev, the new plan. 92.25% of the active participants of the former plans migrated to VivoPrev.
In Telemig Celular S/A, the plans currently available are Celprev, a defined contribution plan, which corresponds to 2.8% of all the employees, and PBS, a defined benefits plans, which corresponds to 0.5% of all the employees.

In-Company Environment

Since 2007, Vivo has improved the internal communication of results and intensified the actions for stimulating the involvement of its employees in the company’s challenges. The customer-oriented principle and the achievement of results were the focus of attention for everyone. One of the key initiatives was the “Vivo para o Cliente” Program, which has been allowing employees who are not in contact with the “front line” to become aware of the daily reality of customer assistance at stores, call centers and corporate customers. In addition to inputting suggestions for improvement, this program enabled the participants to change their own attitudes and decisions which impact customers. In the end of the Program, participants and executive officers discuss their experience and suggestions.
The production of different corporate campaigns and quarter meetings by videoconference (in which the financial results and main external campaigns are presented at firsthand to the employees), are other trumps that have contributed for the employees not only to become aware of and committed to, but also to be proud of working in the company
In order to strengthen the internal culture of awareness of the company’s business and commitment on the part of the employees with professional updating and self-development, Vivo launched “Vivo Mais”, an interactive portal which stimulates the employees to become informed and updated on company’s business issues, interact by taking part in communities and chats, rewarding the participants with points to be exchanged for prizes.
Conducted every year, the Research on Employees Satisfaction is an important tool for organizational environment monitoring. After each research, meetings are held for communication of the results, identification of improvement opportunities and development of action plans. In 2008, the 6th edition of the research was answered by 84% of the population.

Labor Staff
The total labor count in the end of 2008 was 8,386, against 8,423 in 2007.
The distribution by activity is as follows:

Area of Activity	2008	2007	% var
Technical and Operations	2,350	2,109	11.4%
Marketing and Sales	2,773	2,559	8.4%
Customer Assistance	1,429	1,885	-24.2%
Financial and Administrative Support	1,834	1,870	-1.9%
TOTAL	8,386	8,423	-0.4%

Adhesion to the Private Pension Plans represented 51.6% of the total labor count, which means 4,324 workers (December 2008).

11 – Socio-environmental Responsibility

More than 25 initiatives were carried out by Vivo in 2008, supported by an investment of R$ 2.2 million, distributed in two important fronts: environment and social.
The major highlight of the projects turned to environment protection was the enlargement of “Vivo Recicle Seu Celular” program, a pioneering handset, accessories and batteries recycling program. Vivo closed the year with more than 3.4 thousand points of collection, against 161 stores engaged in 2007. This numeric jump is responsible for another performance highlight: it collected 1.5 million items, which were properly discarded. In recognition of that, the Program was awarded the Prêmio Top Cidadania (Top Citizenship Prize) from ABRH.
“Vivo Recicle Seu Celular” was also the theme which opened the “Vamos Trocar Idéias” (Let’s Exchange Ideas) portal, with the purpose of stimulating sustainability debating. Since its launching, it has recorded 500 answers, which were sent to and analyzed by different business areas of the Company
In the same manner as it happened with environmental initiatives, Vivo has also progressed in accessibility actions. Vivo Theater is the first world theater offering the digital interpretation system for people with hearing disability. The company was also the first operator to launch an accessible handset for visually disabled people, the Nokia E65 Talks.
As far as sports are concerned, Vivo has created the first adapted rowing team in Brazil, with the “Eu Vivo Remando” project, which was developed in São Paulo with the purpose of enabling youngsters with some kind of disability to exercise this kind of sports, in order to form a professional competition team that will be able to represent Vivo in the future in several championships of this category, such as the 2011 Pan-American Games and the 2012 Para-Olympic Games.
The Social SMS, an initiative that develops social campaigns with Vivo customers, has sent more than 60 million alert messages about struggle against yellow fever and dengue, and of stimulation for blood donation and vaccination against rubella. This list is complemented by the mobilization in favor of the victims of heavy rains in the States of Santa Catarina and Rio de Janeiro, with other four million messages having been sent.
With the purpose of setting up a communication channel between the community and the Protection Council, a local government agency responsible for receiving charges of violation of children’s and youth’ rights, the Celular Amigo program has increased donations of handsets from 600 to 2,000 in order to serve cities in all the Brazilian regions.
Still in relation to social aspects, the Rede Vivo de Voluntariado Program (Vivo’s Voluntary Network Program) produced more than 200 thousand pages in Braille format and more than 150 hours of audio books, as well as presented, under the Vivo no Teatro program, the play “Sapato Apertado”, of the Arrastão Project, and the play “Na Balada”, of the Conexões Project, to more than 2 thousand school students and ONGs.
In December, Vivo started a project which will continue to be carried out in 2009. It has promoted a meeting of professionals with different education backgrounds and from different organizations, in order to discuss the organization of an event to think about the role played by mobile technologies in the organizational environments in the network society. This was how the workshop entitled “A Sociedade em Rede e a Educação” (The Network Society and Education) was created, which shall be carried out in 2009. It is currently being structured on a cooperation basis, by means of web site http://vivoeduca.ning.com. In a little more than one month, this network already counted on 150 connected people, sharing ideas and suggestions.

12 – Awards

In 2008,  Vivo was awarded several prizes, including the following:

  “The 150 Best Companies to Work With in Brazil 2008”, from Você S.A./Exame Guide.

  “50 Best IT and Telecom Companies to Work With”, from Great Place to Work.

  "Largest evolution in Investor Relations", in IR Magazine Brazil Awards 2008.

  Vivo was awarded the 2008 Modern Consumer Prize for Customer Service Excellence from Revista Consumidor Moderno.

  “2008 More Reliable Brands in Brazil” – IBOPE.

  “Top of Mind 2008” from Top Brands and from Folha de S. Paulo.

13 – Independent Audit

The policy of Vivo Participações S.A. towards its independent auditors as regards the rendering of services not related to external audit is substantiated on principles that protect auditor´s independence. Such principles are based on the fact that the auditor should not audit his own work, nor exercise management functions or act as a legal counsel for his customer.
In fiscal year 2008, Vivo Participações S.A. retained from these auditors other works which were not directly related to the auditing of the financial statements, the amount of which did not exceed 5% of the total fees related to the independent audit services.
The independence of these auditors is ensured to the extent that the referred works were carried out by a staff acting independently in relation to the group in charge of the external audit works. Decision making about the adopted procedures was established by the Management of the company.

Policies and Procedures:

The Company´s and its controlled companies´ policies prohibit their independent auditors to be retained for rendering services that entail conflict of interest or loss of objectiveness thereof. Additionally, any relationship between the Company (or its Directors/Officers) and the independent auditors causing loss of independence is forbidden.

14 – Outlooks and Future Plans

From a macroeconomic viewpoint, it is anticipated that Brazilian economy in 2009 will also suffer the impact of the world recession deflagrated as from the mortgage industry crisis in the USA and which scattered all around the world. These factors are expected to result in growth levels below those recorded in 2008, still supported by internal demand.
As far as cellular telephony is concerned, it is estimated that the growth will, once again, exceed the average growth of the economy. Among some highlights for 2009 in the market scenario are the achievement of mergers and acquisitions announced in 2008, telephone number portability becoming available in all Brazilian regions, continued strong competition scenario, focus on 3G networks coverage which started in 2008 with the new radiofrequencies acquired at the last ANATEL bidding process in 2007, continuance of the focus on the data business, aiming at increasing the ARPU, search for synergies and scale economies, customer retention and fidelity campaigns and actions, in addition to convergent offers among fixed telephony, mobile telephony, data and media services.
Within this context, Vivo intends to keep its leadership position on the Brazilian market, enhancing its actions towards achieving nationwide coverage, stimulating its growth, attempting to provide differentiated services marked by quality and excellence.

15 – Acknowledgments

The Management of Vivo Participações S.A. wishes to thank our shareholders, customers, suppliers and financial institutions for their cooperation and faith on us, and the employees, in particular, to whose devotion to the job and efforts we owe the results we have presented above.

São Paulo, February 13, 2009

The Management

BOARD OF DIRECTORS’ OPINION

The Directors, after the due examination and discussion, and based on the favorable opinion issued by the Members of the Statutory Audit Committee and by Ernst & Young Auditores Independentes S/S, Independent Auditors, have provided their unanimous and unqualified approval for the Management’s Annual Report, the Financial Statements, together with the Independent Auditors’ Opinion, for the fiscal year ended December 31, 2008 and for the Statutory Audit Council’s Opinion, to be submitted to the 2009 General Shareholders’ Meeting.

STATUTORY AUDIT COUNCIL’S OPINION

The undersigned members of the Statutory Audit Council of Vivo Participações S.A., in the exercise of their duties and legal assignments, as set forth in items II, III and VII of article 163 of Law no. 6404/76, have examined and reviewed the Management’s Annual Report and the Financial Statements of the Company for fiscal year ended December 31, 2008 and, taking into consideration the explanations provided by the Management and the unqualified opinions of Ernst & Young, Independent Auditors, issued on January 30, 2009, as well as the Proposal for Allocation of Results for fiscal year 2008 and the Capital Budget for fiscal year 2009, all of them issued on this date, have provided their unanimous opinion to the effect that the same fairly reflect, in all material aspects, the equity and financial position of the Company and of its controlled companies, whereby they recommend their approval, without exceptions, by the General Shareholders’ Meeting to be held for such purpose, under the terms of the Brazilian Corporate Law.

São Paulo, February 12, 2009

Paula Bragança França Mansur

Fabiana Faé Vicente Rodrigues

Ortogamis Bento

BOARD OF DIRECTORS

LUÍS MIGUEL GILPÉREZ LÓPEZ - Chairman
SHAKHAF WINE – Vice-Chairman
LUIS MIGUEL DA FONSECA PACHECO DE MELO
FELIX PABLO IVORRA CANO
IGNACIO ALLER MALLO
RUI MANUEL DE M D’ESPINEY PATRICIO
ANTONIO GONÇALVES DE OLIVEIRA
LUIZ KAUFMANN
JOSÉ GUIMARÃES MONFORTE

STATUTORY AUDIT COUNCIL

PERMANENT MEMBERS                                              DEPUTY MEMBERS
ORTOGAMIS BENTO                                                     JOSÉ LUIS DE CASTRO NETO
Preferred Shareholders Representative                                Preferred Shareholders Representative
FABIANA FAÉ VICENTE RODRIGUES                        JOÃO RENATO PIERRE
PAULA BRAGANÇA FRANÇA MANSUR                    NORAIR FERREIRA DO CARMO

BOARD OF EXECUTIVE OFFICERS
ROBERTO OLIVEIRA DE LIMA
Chief Executive Officer
ERNESTO GARDELLIANO
Executive Vice-President for Finance, Planning and Control – Investor Relations Officer.
HUGO MATTOS JANEBA
Executive Vice-President for Marketing and Innovation
PAULO CESAR PEREIRA TEIXEIRA
Executive Vice-President for Operations
JAVIER RODRÍGUEZ GARCÍA
Vice-President for Networks
SERGIO ASSENÇO TAVARES DOS SANTOS
Vice-President for Compliance.

Accountant
Giuliano Augusto de Melo
CRC-MG 074.244/O-0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.